06010174

2005 NOV 11 AM 11 57

82-3572

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

SEC MAIL PROCESSING SECTION RECEIVED JAN 1 9 2006 WASH, D.C. 203

1. **November 11, 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

SUPPL

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

PROCESSED
JAN 1 2 2006
THOMSON FINANCIAL

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated November 10, 2005 regarding the guarantee by the Company of the loan obtained by Telegraph Developments Limited, an offshore subsidiary of the Company held through JG Summit Philippines Ltd., from Oversea-Chinese Banking Corporation Limited.

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SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

November 11, 2005
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

November 10, 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: **JURISITA M. QUINTOS**
Senior Vice-President – Disclosure Department

Gentlemen:

Telegraph Developments Limited, an offshore subsidiary of JG Summit Holdings, Inc. (the "Company") held through JG Summit Philippines Ltd., has obtained a loan from Oversea-Chinese Banking Corporation Limited ("OCBC") in the amount of Two Hundred Twenty Million Singapore Dollars (S$ 220,000,000.00). The Company has agreed to act as the guarantor for this transaction.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month Day)
12	31	17-C	Second Thursday of June

Disclosure on the extension of the closing date for the Mandatory Conditional Cash Offer for shares of United Industrial Corporation Limited

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section
	N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number ____________ LCU ____________

Document I.D. ____________ Cashier ____________

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **November 21, 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
(Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

<u>SEC Form 17-C</u>

<u>JG SUMMIT HOLDINGS, INC.</u>

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange dated November 18, 2005 regarding the Announcement made by Summit Top Investments Limited ("Summit Top") with respect to the extension of the closing date for the Mandatory Conditional Cash Offer by CIMB-GK Securities Pte Ltd. on behalf of Summit Top for shares of United Industrial Corporation Limited from November 18, 2005 to December 2, 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

November 21, 2005
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

18 November 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: **JURISITA M. QUINTOS**
Senior Vice-President – Disclosure Department

Gentlemen:

Further to our disclosure dated October 5, 2005, please find attached the Announcement made by Summit Top Investments Limited ("Summit Top") with respect to the extension of the closing date for the Mandatory Conditional Cash Offer by CIMB-GK Securities Pte Ltd. on behalf of Summit Top for shares of United Industrial Corporation Limited from November 18, 2005 to December 2, 2005.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

MANDATORY CONDITIONAL CASH OFFER

by

CIMB–GK SECURITIES PTE. LTD.

(Company Registration No. 198701621D)
(Incorporated in the Republic of Singapore)

for and on behalf of

SUMMIT TOP INVESTMENTS LIMITED

(Incorporated in the British Virgin Islands)

for

UNITED INDUSTRIAL CORPORATION LIMITED

(Company Registration No. 196300181E)
(Incorporated in the Republic of Singapore)

EXTENSION OF CLOSING DATE

Terms defined in the offer document dated 20 October 2005 in connection with the mandatory conditional cash offer (the "Offer") by Summit Top Investments Limited (the "Offeror") for United Industrial Corporation Limited ("UIC"), shall have the same meanings when used in this Announcement, unless otherwise defined.

1. Extension of Closing Date

CIMB-GK Securities Pte. Ltd. ("**CIMB-GK**") wishes to announce, for and on behalf of the Offeror, that the closing date for the Offer will be extended from 3.30 p.m. on 18 November 2005 to **3.30 p.m. on 2 December 2005 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.**

2. Level of Acceptances

2.1 Acceptances of the Offer

Based on information received by the Offeror, as at 5.00 p.m. on 17 November 2005, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 2,892,195 Offer Shares, representing approximately 0.21% of the issued share capital of UIC[1]. None of these acceptances include acceptances received from the Offeror's Concert Parties.

2.2 UIC Shares Held Before the Offer Period

As at 5 October 2005, being the Announcement Date of the Offer, the Offeror and its Concert Parties owned or controlled an aggregate of 413,255,000 UIC Shares representing approximately 30.0008% of the issued share capital of UIC. For the purposes of Rule 14.1 of the Code and the disclosures in this paragraph 2.2 and

[1]References in this Announcement to the issued share capital of UIC are based on 1,377,481,220 ordinary shares of S$1.00 each in the capital of UIC (based on a search conducted at the Accounting and Corporate Regulatory Authority of Singapore on 17 November 2005).

paragraph 2.4 below, the 300,051 UIC Shares owned by CIMB-GK as at 5 October 2005, which were acquired pursuant to proprietary dealings by CIMB-GK prior to the Announcement Date (which were not carried out in connection with the Offer), are excluded from the shareholdings of the Offeror and its Concert Parties.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any UIC Shares as at the Announcement Date.

2.3 Purchases from the Announcement Date to 17 November 2005

From the Announcement Date to 17 November 2005, save for the acceptances tendered pursuant to the Offer stated in paragraph 2.1 above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 17 November 2005) has acquired or agreed to acquire any UIC Shares.

2.4 Aggregate Holding and Acceptances

Accordingly, as at 17 November 2005, the total number of (i) UIC Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer, amount in aggregate to 416,147,195 UIC Shares, representing approximately 30.21% of the issued share capital of UIC.

3. Status of the Offer

As the Offeror has not, as at 17 November 2005, received valid acceptances in respect of such number of Offer Shares which, when taken together with the UIC Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties (either before or during the Offer and pursuant to the Offer or otherwise), will result in the Offeror and its Concert Parties holding such number of UIC Shares carrying more than 50% of the voting rights attributable to the issued share capital of UIC, **the Offer has not yet become unconditional as at 17 November 2005.**

4. Procedures for Acceptance

Depositors and Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAA or FAT (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror **not later than 3.30 p.m. on 2 December 2005** or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited ("**CDP**") or Messrs Foo, Kon & Tan (the "**Share Registrar**"), as the case may be, without delay at the following respective addresses:

For Depositors

The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
Singapore 068807

Copies of the FAA may be obtained by Depositors from CDP on production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Offer Shares.

For Shareholders

Messrs Foo, Kon & Tan
47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365

Copies of the FAT may be obtained by Shareholders from the Share Registrar on production of satisfactory evidence of title to the Offer Shares.

5. Responsibility Statement

The Directors of the Offeror and the directors of JG Summit Holdings, Inc. (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
CIMB–GK Securities Pte. Ltd.

For and on behalf of
Summit Top Investments Limited

17 November 2005

Any inquiries relating to this Announcement or the UIC Offer should be directed to the following persons:

Mak Lye Mun
Head, Investment Banking
CIMB-GK Securities Pte. Ltd.
+65 6210 8886

Jason Chian
Senior Vice President, Corporate Finance
CIMB-GK Securities Pte. Ltd.
+65 6210 8878

COVER SHEET

ANNEX "II-B" (struck through)

184044

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos	633-7631
(Contact Person)	(Company Telephone Number)

12	31	17Q		
Month	*Day*	(Form Type)	*Month*	*Day*
(Fiscal Year)			(Annual Meeting)	

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **September 30, 2005**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2005 vs. September 30, 2004

JG Summit posted a ₱706.6 million profits for the 3rd quarter of 2005, bringing its nine-months net income to ₱2.44 billion, up by 26.0% against last year's ₱1.94 billion for the same period. This includes non-recurring income of ₱243.9 million in 2005 compared to a non-recurring loss of ₱63.6 million in 2004. Excluding such, net income for the nine-month period would have increased by 9.8%.

Consolidated revenues were up 9.6%, from ₱44.7 billion last year to ₱49.0 billion for the same period this year. The substantial growth was driven by the continued improvement in sales and revenues of our core businesses: foods and real estate development, plus the revenue contribution of our telecoms business attributed to the revenue generated by the wireless segment. Our investment income, which includes revenue generated from our capital markets business and interest income from various investment portfolio further boosted our company's revenues. Growth from these BUs however, have been limited due to the continued slide in the sales of our petrochemical business as its revenue this year went down by 36.5% over last year due to the limited supply of raw materials resulting to a decreased in production.

Gross profit for the past nine months amounted to ₱15.38 billion, a 5.9% increase, from last year's ₱14.52 billion. Rising costs of services in the air transportation and mobile phone businesses have limited the growth of our gross margins. Operating expenses went up 12.4% from ₱11.4 billion for the past nine months last year to ₱12.8 billion this year. Again, costs of operating the mobile phone and air transportation businesses and the expansion of our foods business into regional operations have all contributed to such increase.

Interest expense incurred for the past nine months of 2005 went up by 15.4%, from ₱4.38 billion last year to ₱5.06 billion this year attributable to the increase in our long-term foreign currency borrowings.

As a result, net operating income slightly increased by 4.0% for the nine months of the period from last year's ₱2.22 billion to ₱2.31 billion this year.

Other income (charges) account, which include, among others, goodwill amortization, provision for recovery in market value of temporary investments, provision for impairment of assets, gain on sale of investments, net of foreign exchange loss, had a complete turnaround from net other charges of ₱218.8 million last year to a net other income of ₱125.1 million this year mainly due to recognition of impairment of assets last year.

FOODS

Universal Robina Corporation (URC) reported a consolidated net sales and services of ₱22.8 billion for the nine months ended June 30, 2005, 14.8% higher than the ₱ 19.9 billion recorded in the same period of last year. The sustained strong performance of its core business, Branded Consumer Foods business unit, on the back of higher volume, led the revenue growth. The Company's continuous investments in advertising and promotions, expansion of distribution network, wide range of product offerings and innovations with leading market shares in several domestic categories, among others, paid off with higher revenues and earnings.

URC's gross profit improved by 14.0% to ₱ 5.9 billion compared to the same period of last year of ₱ 5.2 billion. Operating expenses increased by 21.0% to ₱ 4.0 billion as a result of expanding regional operations and intensive marketing activities. Moreover, income from operations grew by 1.9% to ₱ 2.0 billion despite higher operating expenses. Net income for the period went up to ₱1.6 billion, a 15.7% increase compared to the same period of last year.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱ 4.9 billion for the nine months ended June 30, 2005, reflecting a 20.5% increase from the ₱4.0 billion realized in the same period last year.

The Company's and its majority-owned subsidiaries' key performance indicators are growth in sales, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱3.84 billion for the nine months ended June 30, 2005, reflecting a 13% increase from last year's ₱3.40 billion. The Company was able to achieve a 23% growth in Income from Operations, from last year's ₱1.11 billion to ₱1.36 billion this year. EBITDA amounting to ₱2.24 billion this year shows 23% increase from last year's balance of ₱1.83 billion. Net income for the nine months stood at ₱952.9 million in 2005, up by 22% from last year's ₱781.0 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 60% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱2.29 billion as against last year's ₱2.07 billion. The 11% increase is due to improved rental of space in Robinsons Galleria and Robinsons Place – Manila and the increase in revenue contribution of relatively new malls such as Robinsons Supercenter in Cainta, Robinsons Place – Lipa, Robinsons Place – Dasmariñas, Robinsons Place-Pioneer, Robinsons Metro Bacolod and Robinsons Place - Angeles.

RLC's High Rise Buildings Division registered a 19% growth in revenues from ₱690.7 million last year to ₱825.4 million this year. This is mainly due to the recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City. Also, lease income from three of its office buildings, which have become the choice corporate addresses of reputable

multinational and domestic companies, increased by 9% from ₱150.3 million to ₱164.1 million over the same period.

The Hotel Division, a major contributor to the Company's recurring revenues, registered gross revenues of ₱354.6 million for the past nine months of FY 2005 as against last year's ₱360.0 million. The Company's two hotels and apartelle continue to register satisfactory occupancy rates. The nine-month average occupancy rates of Holiday-Inn Galleria Manila (HIGM), Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong stood at 72%, 84% and 58%, respectively. The opening of Crown Plaza Hotel last July of this year is expected to boost revenue further.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱367.0 million, 29% higher than last year's ₱283.4 million. The higher revenue can be attributed to higher units sold and project completion.

Real Estate cost increased by 13% from ₱1.33 billion last year to ₱1.50 billion this year mainly due to higher maintenance and depreciation cost for the commercial division and incremental cost of condo and housing due to additional units sold. Hotel operations registered an 8% decrease compared to last year due to the closure of Manila Midtown Hotel. General and Administrative expense increased by 6% mainly due to additional malls.

RLC's key performance indicators are revenue growth, EBIT, EBITDA, Net Income and Debt to Equity Ratio all of which showed improvement at 13%, 23%, 23% and 22%, respectively. While the Company's financial position remains solid, with a financial debt to equity ratio of 0.17:1.

TELECOMMUNICATIONS

DIGITEL's consolidated net revenues rose to ₱6.31 billion for the past nine months of the year, an 18.6% increase from last year's ₱5.32 billion.

Consolidated costs and expenses amounted to ₱6.34 billion for the nine months ended September 30, 2005, or a 16.6% increase from ₱5.44 billion last year. This consisted substantially of marketing, selling and cost of sales; network related expenses; staff-related and other administrative expenses; and depreciation expense.

As a result of the foregoing, DIGITEL incurred a consolidated operating loss of ₱30.3 million for the past nine months of the year lower than the operating loss of ₱117.2 million for the same period in 2004.

Net consolidated other charges amounted to ₱1.74 billion for the nine months ended September 30, 2005. The 68.6% increase from ₱1.03 billion last year was mainly due to interest on bonds issued by a foreign subsidiary. As a result, consolidated pre-tax accounting loss amounted to ₱1.77 billion for the nine months ended September 30, 2005 compared to ₱1.15 billion for the same period last year.

DIGITEL registered a higher consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱2.11 billion despite a consolidated net loss of ₱1.80 billion for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, consolidated EBITDA was ₱1.66 billion while consolidated net loss was ₱1.08 billion.

TEXTILES

Litton Mills, Inc.'s reported revenue for the nine-month period ended June 30, 2005 amounted to ₱2.1 billion, increased by 8.5% over last year's ₱1.9 billion. This can be attributed to the increase in sales volume of woven category by 9%. However, gross margin decreased from 29.5% last year down to 20.4% this year. As a result, there was a complete turn-around on the Company's results of operations from a ₱154.6 million net income last year to a ₱10.6 million net loss this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue decreased by 36.4% during the period from last year's ₱4.93 billion to this year's ₱3.13 billion, as a result of decrease in sales volume by 57% despite increase in average selling price by 48%. Operating expenses decreased by 14% from ₱590.7 million last year to ₱509.1 million this year. Net loss for the nine-month period increased from ₱176.1 million last year to ₱401.3 million this year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱5.83 billion for the nine-month period ended September 30, 2005, a 4% increase over last year's ₱5.59 billion for the same period. Domestic operations registered a decline in revenue of 13% this year while regional operations reported a 13% revenue growth from last year's. Cost of services for the nine-month period increased by 15.7%, from ₱3.62 billion last year to ₱4.18 billion this year mainly due to challenging fuel price scenario. The increase in cost of services and operating expenses resulted to a complete turnaround in the results of operations this year from a net income of ₱418.4 million last year to a net loss of ₱77.3 million this year.

EQUITY EARNINGS

Equity earnings were reported at ₱842.0 million for the nine-month period ended September 30, 2005, up by 11.9% from last year's equity earnings of ₱752.6 million. The increase was attributable to higher equity earnings from United Industrial Corp., Limited (UIC), resulting from the increase in stake in UIC's capital stock and First Private Power Corporation.

Financial Position

September 30, 2005 vs. December 31, 2004

As of September 30, 2005, the Company's balance sheet remains solid, with consolidated assets of ₱197.56 billion from ₱176.28 billion as of December 31, 2004.

Cash and cash equivalents declined from ₱8.02 billion as of December 31, 2004 to ₱6.07 billion as of September 30, 2005. The principal sources of cash were from operating activities amounting to ₱7.7 billion and from financing activities amounting to ₱11.6 billion. Cash was used mainly in investing activities amounting to ₱21.2 billion. Temporary cash investments, which consist mostly of investments in debt securities, increased by 46.9% from ₱21.57 billion as of December 31, 2004 to ₱31.68 billion as of September 30, 2005. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from ₱29.59 billion as of year-end 2004 to ₱37.75 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables went up by 20.2% from ₱17.3 billion as of December 31, 2004 to ₱20.8 billion as of September 30, 2005 mainly due to higher installment sales of the property sector.

Inventories grew by 23.9% from ₱9.39 billion as of December 31, 2004 to ₱11.64 billion as of September 30, 2005 due to increase in materials in transit and finished goods of food business.

Other current assets slightly increased by 1.9% from ₱2.55 billion as of year end 2004 to ₱2.60 billion as of September 30, 2005 due to higher prepaid expenses during the period.

Accounts payable and accrued expenses increased by 29.0% from ₱19.75 billion as of year-end 2004 to ₱25.48 billion mainly due to higher accrued expenses and increased finance liabilities.

Notes payable increased by 41.5% from ₱8.41 billion as of December 31, 2004 to ₱11.89 billion as of September 30, 2005 due to additional loans during the period.

Estimated land development costs significantly increased by 169.6% to ₱1,550.9 million in 2005 from ₱575.2 million in 2004 due to real estate business' additional cost of various projects.

Customers' deposits and other current liabilities grew from ₱3.55 billion to ₱4.81 billion due to increase in unrealized gross profit by 131.5%, which can be attributed to additional units sold for various high-rise and housing projects.

Long-term debt, including current portion, increased by 12.6% from ₱59.3 billion as of December 31, 2004 to ₱66.8 billion due to issuance of US$200 million URC bonds offset by settlement of US$40 million term loan facility agreement of an offshore company.

Stockholders' equity grew to ₱68.01 billion as of September 30, 2005 from ₱65.97 billion at the end of 2004. Book value per share improved from ₱9.71 per share as of December 31, 2004 to ₱10.01 per share as of September 30, 2005.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of September 30, 2005 and December 31, 2004 and for the nine months ended September 30, 2005 and 2004:

- Revenues amounted to ₱49.0 billion for the nine months ended September 30, 2005, up by 9.6% from last year's ₱44.7 billion.
- EBIT increased by 17.0% to ₱7.97 billion as against last year's ₱6.81 billion.
- EBITDA increased by 14.5% from ₱11.61 billion in 2004 to ₱13.30 billion for the nine months ended September 30, 2005.
- As of September 30, 2005, current ratio stood at 1.39:1 compared to 1.60:1 as of December 31, 2004.
- Financial debt to equity ratio stood at 1.16:1 as of September 30, 2005 as against 1.03.1 as of December 31, 2004 while Net debt to equity ratio increased to 0.60:1 as of September 30, 2005 compared to 0.58:1 as of December 31, 2004.

The manner by which the Company calculates the above key performance indicators for both year-end 2005 and 2004 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity.

As of September 30, 2005, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date: 11-11-05

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 11-11-05

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 11-11-05

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 30, 2005 (Unaudited)	December 31, 2004 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P6,067,530**	P8,015,823
Temporary investments - net	**31,681,976**	21,572,708
Receivables - net	**20,820,204**	17,324,555
Inventories - net (Note 2)	**11,642,169**	9,394,912
Other current assets	**2,595,467**	2,547,503
Total Current Assets	**72,807,346**	58,855,501
Investments in Associates and Advances - net	**19,447,120**	18,669,693
Investments in Real Properties - net	**19,313,731**	18,137,152
Property, Plant and Equipment - net	**75,329,475**	70,829,636
Other Assets	**10,667,126**	9,783,159
	P197,564,798	P176,275,141
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P25,478,499**	P19,746,007
Notes payable	**11,892,796**	8,406,980
Current portion of long-term debt (Note 3)	**8,615,136**	4,509,603
Estimated liability for property and land development	**1,550,878**	575,189
Customers' deposits and other current liabilities	**4,811,340**	3,547,414
Total Current Liabilities	**52,348,649**	36,785,193
Long-term Debt - net of current portion (Note 3)	**58,141,859**	54,769,605
Due to Affiliated Companies and Other Liabilities	**9,397,165**	8,220,834
Total Liabilities	**119,887,673**	99,775,632
Minority Interest in Consolidated Subsidiaries	**9,667,686**	10,528,815
Stockholders' Equity	**68,009,439**	65,970,694
	P197,564,798	P176,275,141

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended September 30		Nine Months Ended September 30	
	2005	2004 (As restated)	2005	2004 (As restated)
REVENUES				
Foods	**P7,537,524**	P6,477,762	**P22,829,617**	P19,891,796
Telecommunications	**2,069,935**	1,824,336	**6,308,249**	5,318,989
Air transportation	**1,815,211**	1,653,384	**5,830,991**	5,591,760
Real estate and hotels	**1,258,998**	1,163,096	**3,834,104**	3,402,827
Petrochemicals	**1,417,048**	1,459,181	**3,133,951**	4,932,219
Textiles and other supplementary businesses	**823,959**	810,374	**2,251,358**	2,098,764
Equity in net earnings of associates	**316,989**	286,544	**842,001**	752,589
Interest, investment and other income	**1,359,710**	1,047,080	**3,929,521**	2,703,261
	16,599,374	14,721,757	**48,959,792**	44,692,205
COST AND EXPENSES				
Cost of sales and services	**10,059,019**	8,948,228	**28,808,926**	26,713,578
Operating and other expenses	**4,379,384**	3,731,761	**12,788,710**	11,380,838
Interest expense	**1,802,286**	1,467,087	**5,056,025**	4,379,319
	16,240,689	14,147,076	**46,653,661**	42,473,735
NET OPERATING INCOME	**358,685**	574,681	**2,306,131**	2,218,470
OTHER INCOME (EXPENSES) - net	**233,135**	(214,286)	**125,113**	(218,831)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	**591,820**	360,395	**2,431,244**	1,999,639
PROVISION FOR (BENEFIT FROM) INCOME TAX				
Current	**537,607**	27,391	**871,188**	366,908
Deferred	**(352,165)**	36,290	**(152,844)**	66,643
	185,442	63,681	**718,344**	433,551
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	**406,378**	296,714	**1,712,900**	1,566,088
NET LOSSES APPLICABLE TO MINORITY INTEREST	**300,185**	163,714	**729,539**	372,154
NET INCOME	**P706,563**	P460,428	**P2,442,439**	P1,938,242
Earnings Per Share (Note 4)	**P0.10**	P0.07	**P0.36**	P0.29

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Nine Months Ended September 30	
	2005	2004 (As restated)
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Preferred - 426,900,000 shares (Note 6)	**426,900**	426,900
Additional paid-in capital	**7,642,633**	7,642,633
Accumulated translation adjustment	**1,278,039**	1,298,507
Retained earnings		
Beginning	**50,440,412**	44,881,325
Effect of change in accounting for leases	-	(51,208)
Effect of change in accounting for contingencies	-	15,528
As restated	**50,440,412**	44,845,645
Net income	**2,442,439**	1,938,242
Cash dividends:		
Common stock - P0.03 per share in 2005 and 2004)	**(203,916)**	(203,916)
Preferred shares	**(190,494)**	-
End	**52,488,441**	46,579,971
Treasury stock -at cost	**(721,848)**	(721,848)
	P68,009,439	P62,121,437

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Nine Months Ended September 30	
	2005	2004 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before net losses applicable to minority interest	**P1,712,900**	P1,566,088
Adjustments for:		
Depreciation and amortization	**5,324,229**	4,794,010
Interest expense	**5,056,025**	4,379,319
Interest income	**(2,848,926)**	(2,484,558)
Provision for doubtful accounts	**217,521**	470,632
Equity in net earnings of associates	**(842,001)**	(752,589)
Operating income before working capital changes	**8,619,748**	7,972,902
Changes in operating assets and liabilities:		
Increase in:		
Receivables	**(3,224,664)**	(1,299,359)
Inventories	**(1,271,568)**	(1,412,843)
Other current assets	**(47,965)**	(719,931)
Other assets	**(1,078,826)**	(972,886)
Increase in:		
Accounts payable and accrued expenses	**4,939,999**	3,157,815
Customers' deposits and other current liabilities	**1,263,926**	582,231
Net cash generated from operations	**9,200,650**	7,307,929
Interest received	**2,360,421**	2,424,385
Interest paid	**(3,869,123)**	(4,505,967)
Net cash provided by operating activities	**7,691,948**	5,226,347
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	**(10,109,268)**	4,218,114
Investments in associates and advances	**(339,120)**	(109,077)
Property, plant and equipment	**(8,637,375)**	(7,057,698)
Investments in real properties	**(2,168,414)**	(1,377,522)
Net cash used in investing activities	**(21,254,177)**	(4,326,183)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	**3,485,817**	(1,541,579)
Long-term debt	**7,477,787**	(6,864,772)
Due to affiliated companies and other liabilities	**1,176,330**	2,869,973
Minority interest in consolidated subsidiaries	**(131,589)**	(65,650)
Preferred stock issuance	**-**	2,107,819
Cash dividends paid	**(394,409)**	(203,916)
Net cash provided by (used in) financing activities	**11,613,936**	(3,698,125)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(P1,948,293)**	(P2,797,961)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**8,015,823**	10,030,588
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P6,067,530**	P7,232,627

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP) using the historical cost convention, except for derivative instruments and temporary investments which are stated at market, and hog market stock which is stated at net realizable value (NRV).

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Adoption of PAS/IAS No. 39 on Financial Instruments: Recognition and Measurement

The Company plans to undertake certain detailed activities, which include, among others, the following:
1. Review of contracts for the purpose of identifying and, where required, bifurcating derivatives that are embedded in both financial and non-financial contracts;
2. Development of a financial instruments policy that will cover accounting for financial instruments;
3. Evaluation on the proper classification of financial instruments, including determining whether a financial instrument should be accounted for as debt or equity; and,
4. Assessment of required process and system changes.

In 2005, the impact of adopting PAS 39 will be retroactively computed, as applicable, and adjusted to January 1, 2005 retained earnings. Prior years' financial statements as allowed by the Securities and Exchange Commission (SEC) will not be restated.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the nine months ended September 30, 2005 and 2004 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2005**	2004
Foods		
Universal Robina Corporation and Subsidiaries (URC)	**86.12**	86.12
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**90.11**	91.89
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.90

	Effective Percentage of Ownership	
	2005	2004
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	82.28
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:	**September 30, 2005 (Unaudited)**	December 31, 2004 (Audited)
At cost:		
Finished goods - net	**P2,711,529**	P1,636,712
Raw materials	**2,991,403**	2,756,675
	5,702,932	4,393,387
At net realizable value:		
Work-in-process	**576,291**	410,863
Spare parts, packaging materials and other supplies	**2,729,198**	2,319,733
Poultry and hog breeder stock, market stock and by-products	**697,677**	645,685
Subdivision land and condominium and residential units for sale	**633,411**	701,539
	4,636,577	4,077,820
Materials in-transit	**1,302,660**	923,705
	P11,642,169	P9,394,912

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	September 30, 2005 (Unaudited)	December 31, 2004 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	**P 6,458,493**	P 6,536,595
Philippine Peso:		
Term loan from a local bank at interest rate of 3 months Market 1 + 2.25%	**875,000**	1,000,000
	7,333,493	7,536,595
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over LIBOR	**206,067**	1,352,322
US$ 100 million 8 3/8% Notes Due 2006	**2,982,268**	2,987,524
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	**2,759,666**	5,031,251
US$ 100 million 9.25% Notes Due 2006	**5,243,478**	5,277,574
US$ 300 million 8.25% Notes Due 2008	**16,401,261**	16,507,913
US$ 125 million, 9% Guaranteed Notes Due 2008	**7,022,125**	7,034,500
US$ 200 million 8.25% Notes Due 2012	**11,235,400**	-
Zero Coupon 12% Convertible Bonds Due 2013	**10,988**	11,059
Various bank borrowings	**7,803,830**	7,561,843
Minimum capacity purchase agreement	**419,828**	535,240
	54,084,911	46,299,226
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Philippine Sugar Corporation, restructured loan payable in 25 equal annual amortizations	**63,051**	67,847
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	**800,000**	900,000
P1,000 million Bonds	**1,000,000**	1,000,000
DBP-JBIC Term loan	**1,000,000**	1,000,000
	5,338,591	5,443,387
	66,756,995	59,279,208
Less current portion	**8,615,136**	4,509,603
	P 58,141,859	P 54,769,605

The exchange rate used to restate the foreign currency denominated long-term borrowings as of September 30, 2005 was P55.977:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P56.177:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of September 30, 2005 and 2004:

	Quarters Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Net income	**P 706,563**	P 460,428	**P 2,442,439**	P 1,938,242
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	**6,797,191,657**	6,797,191,657
Earnings per share				
Basic	**P 0.10**	P 0.07	**P 0.36**	P 0.29

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of September 30 is summarized as follows:

	REVENUES		EXPENSES	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 22,829,617**	P 19,891,796	**P 21,421,032**	P 18,674,708
Telecommunications	**6,308,249**	5,318,989	**7,206,523**	5,856,973
Petrochemicals	**3,133,951**	4,932,219	**3,464,131**	5,077,117
Air transportation	**5,830,991**	5,591,760	**5,908,302**	5,173,362
Real estate & hotels	**3,834,104**	3,402,827	**2,975,433**	2,685,149
Textiles and other supplementary business	**2,251,358**	2,098,764	**2,291,826**	1,952,130
Parent/International, capital and financial services	**4,771,522**	3,455,850	**3,250,106**	3,334,524
	P 48,959,792	P 44,692,205	**P 46,517,353**	P 42,753,963

	NET INCOME		TOTAL ASSETS	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 1,408,585**	P 1,217,088	**P 56,173,867**	P 44,380,697
Telecommunications	**(898,274)**	(537,984)	**54,451,262**	50,382,944
Petrochemicals	**(330,180)**	(144,898)	**10,896,925**	11,716,737
Air transportation	**(77,311)**	418,398	**8,938,410**	3,419,234
Real estate & hotels	**858,671**	717,678	**25,226,292**	21,896,487
Textiles and other supplementary business	**(40,468)**	146,634	**4,359,183**	4,121,844
Parent/International, capital and financial services	**1,521,416**	121,326	**37,518,859**	38,927,050
	P 2,442,439	P 1,938,242	**P197,564,798**	P 174,844,993

	LIABILITIES		NET ASSETS	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 36,053,215**	P 25,617,789	**P 20,120,652**	P 18,762,908
Telecommunications	**51,413,913**	46,083,667	**3,037,349**	4,299,277
Petrochemicals	**6,418,458**	5,683,675	**4,478,467**	6,033,062
Air transportation	**8,362,571**	2,319,306	**575,839**	1,099,928
Real estate & hotels	**13,365,108**	10,382,911	**11,861,184**	11,513,576
Textiles and other supplementary business	**2,027,869**	1,812,893	**2,331,314**	2,308,951
Parent/International, capital and financial services	**11,914,225**	20,823,315	**25,604,634**	18,103,735
	P129,555,359	P 112,723,556	**P 68,009,439**	P 62,121,437

6. STOCKHOLDERS' EQUITY

Preferred Shares

On July 27 and August 2, 2004, the Company's Board of Directors (BOD) authorized the offer and issuance of 255,000,000 and 171,900,000 redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, The BOD further resolved that the preferred stock shall have a par value of P1.00 per share and an issue price of P5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% per annum on Tranche 1 and Tranche 2, respectively, and shall be payable quarterly until final redemption. The Company shall establish a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value, not later than thirty days after issue date.

7. OTHERS

The 2004 Unaudited Consolidated Financial Statements were restated to reflect the adjustments made in 2004 Full Year Audited Financial Statements following adoption of new accounting standards effective January 1, 2004.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
September 30, 2005
(In Thousand Pesos)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	11,508,827	8,499,146	3,009,681
Less: Allowance for doubtful accounts	(2,099,859)	-	(2,099,859)
NET TRADE RECEIVABLES	9,408,968	8,499,146	909,822
NON-TRADE RECEIVABLES			
Finance receivables	3,317,942	3,317,942	-
Others	8,093,294	6,403,525	1,689,769
	11,411,236	9,721,467	1,689,769
	20,820,204	18,220,613	2,599,591

PART 1- FINANCIAL INFORMATION

Item 1. Financial Statements required under SRC Rule 68.1		**Remarks**
7. The following information, as a minimum, should be disclosed in the notes to financial statements, if material and if not disclosed elsewhere in the interim financial report.		
h.	Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period;	not applicable
i.	The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisitions or disposal of subsidiaries and long-term investments, restructurings, and discontinuing operations;	not applicable
j.	Changes in contingent liabilities or contingent assets since the last annual balance sheet date.	not applicable
k.	Existence of material contingencies and any other events or transactions that are material to an understanding of the current interim period.	not applicable
Item 2. Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations ((Part 111, par. (A) (2) (b))		
2. Discussion of the Company's and its majority -owned subsidiaries' top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.		Pages 3 - 7
3. Discussion and analysis of material event/s and uncertainties known to management that would address the past and would have an impact on future operations of the following:		
a.	Any known trends, demands, commitments, events or uncertainties that will have a material impact on the issuer's liquidity.	not applicable
b.	Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.	not applicable
c.	Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.	not applicable
d.	Any significant elements of income or loss that did not arise from the issuer's continuing operations.	not applicable
e.	Any seasonal aspects that had a material effect on the financial condition or result of operations.	not applicable

Item 2. Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations ((Part 111, par. (A) (2) (b))		Remarks
f.	Any events that will trigger direct or contigent financial obligation that is material to the company, including any default or acceleration of an obligation.	not applicable
g.	All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.	not applicable
h.	The causes for any material change from period to period which shall include vertical and horizontal analysis of any material item; The term "material" in this section shall refer to changes or items amounting to five percent (5%) of the relevant accounts or such lower amount, which the registrant deems material on the basis of other factors.	Pages 3 - 7
PART 11 - OTHER INFORMATION 1. Disclosure not made under SEC Form 17-C		not applicable

ORIG.

COVER SHEET

184044

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos

(Contact Person)

633-7631

(Company Telephone Number)

12 31

Month *Day*

(Fiscal Year)

AMENDED

17A

(Form Type)

Month *Day*

(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended **December 31, 2004**

2. SEC Identification Number **184044** 3. BIR Tax Identification No. **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Pasig City, Philippines
   Province, Country or other jurisdiction of incorporation or organization

6. (SEC Use Only)
   Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600**
   Address of principal office Postal Code

8. **(632) 633-7631**
   Registrant's telephone number, including area code

9. **Not Applicable**
   Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the RSC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**6,797,191,657**

11. Are any or all of these securities listed on a Stock Exchange.

    Yes [/] No [ ]
    If yes, state the name of such stock exchange and the classes of securities listed herein:

    Philippine Stock Exchange
    Common Stock

12. Check whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The aggregate market value of stocks held by non-affiliates is ₱12,640,164,649.

TABLE OF CONTENTS

PART I - BUSINESS AND GENERAL INFORMATION

Item 1. Description of Business

(A) Business Development

JG Summit Holdings, Inc. (the Company), which is controlled by the Gokongwei Family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotel management, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors, including printing, packaging and insurance.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao

The Company through its subsidiaries also has branded foods business in the People's Republic of China (PRC) and the ASEAN region and an interest in a property development in Singapore.

The Company has not been into any bankruptcy, receivership or similar proceedings for the past three years.

The Gokongwei Family beneficially owns approximately 38.61% of the outstanding share capital of the Company. In addition, certain members of the Gokongwei Family are trustees of the Gokongwei Brothers Foundation, which holds interest in approximately 16.6% of the existing outstanding share capital of the Company.

(B) Business of Issuer

The industry segments where the Company and its subsidiaries and affiliates operate are summarized below:



Premiere Printing Company, Inc. (100%)
Terai Industrial Corporation (100%)
Unicon Insurance Brokers Corp. (100%)
Hello Snacks Food Corp. (100%)
Digital Telecommunications Philippines, Inc. and subsidiaries (49.90%)
JG Summit Petrochemicals Corp. (82.28%)
Cebu Air, Inc. (100%)
Telecommunications
Petrochemicals
Air Transportation
Supplementary Businesses
JG Summit Holdings, Inc.
Power Generation
Property Development and Hotel Management
Branded Consumer Foods, Agro-Industrial & Commodity Food Products
Finance
Textiles
First Private Power Corporation (20%)
Robinsons Land Corporation and Subsidiaries (90.11%)
Universal Robina Corporation and Subsidiaries (86.12%)
JG Summit (Cayman), Ltd. (100%)
Litton Mills, Inc. (100%)
JG Summit Philippines Ltd. and a subsidiary (100%)
Westpoint Mills Industrial Corporation (100%)
JG Summit Limited (100%)
JG Summit Capital Services Corporation and Subsidiaries (100%)
Express Holdings, Inc. and Subsidiaries (100%)

The following table shows the breakdown of the Company's consolidated revenues and net profits by business areas (in millions except % amounts):

	REVENUES						NET PROFITS					
	2002 (Restated)		2003 (Restated)		2004		2002 (Restated)		2003 (Restated)		2004	
	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%
Food, Agro-Industrial and Commodity Food Products	21,152	44	23,415	43	27,233	44	1,112	45	1,218	59	1,615	28
Telecommunications	5,603	11	6,471	12	7,404	12	(62)	(3)	(642)	(31)	(901)	(15)
Investment & Other Income	5,319	11	4,920	9	5,481	9	1,642	66	900	43	5,387	91
Petrochemicals	4,349	9	6,713	12	6,367	10	(677)	(27)	(98)	(5)	(1,369)	(23)
Air Transportation	5,158	11	6,092	11	7,406	12	28	1	7	1	130	2
Property Development and Hotel Management	4,288	9	4,308	8	4,698	8	552	22	616	30	829	14
Textiles	2,175	4	2,036	4	2,785	5	(84)	(3)	71	3	202	3
Other Supplementary Businesses	688	1	161	0	175	0	(41)	(1)	3	0	10	0
Total	48,732	100	54,116	100	61,549	100	2,470	100	2,075	100	5,903	100

Information as to domestic and foreign revenues, including foreign currency denominated revenues and dollar linked revenues, and their contributions to total revenues follow (in millions except % amounts):

	2002 (Restated)		2003 (Restated)		2004	
	Amount	%	Amount	%	Amount	%
Domestic	30,086	61	28,898	53	40,278	65
Foreign	18,646	39	25,218	47	21,271	35
	48,732	100	54,116	100	61,549	100

a) BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

Business Development

The Company operates its food business through Universal Robina Corporation (URC), which is one of the largest branded food product companies in the Philippines and have a growing presence in other Asian markets. URC was founded in 1954 when Mr. John Gokongwei, Jr. established Universal Corn Products, a cornstarch manufacturing plant in Pasig. URC is currently involved in a wide range of food businesses, including the manufacture and distribution of branded consumer foods, production of hogs and day-old chicks, manufacture of animal and fish feeds, glucose, vegetable oils and veterinary compounds, flour milling and sugar milling and refining. URC is the market leader in snack foods, candies, chocolates, biscuits, day-old chicks, and fish feeds.

Principal Products or Services

URC operates its food business through operating divisions and wholly or majority-owned subsidiaries that are organized into three core business segments: branded consumer foods, agro-industrial products and commodity food products.

Branded consumer foods (BCF), including URC's packaging division, is the largest segment contributing about 75.5% of revenues for the fiscal year ended September 30, 2004. Established in the 1960s, URC's BCF division manufactures and distributes a diverse mix of snacks, chocolates, candies, biscuits, beverages, noodles and pasta and tomato-based-products. The manufacturing, distribution, sales and marketing activities are carried out through URC's BCF division, although URC conduct some of its branded consumer foods operations through its wholly-owned or majority-owned subsidiaries and joint venture companies (e.g. Hunt-URC, Nissin-URC and Joyco-URC). URC established Packaging division to engage in the manufacture of polypropylene films for packaging companies. The bi-axially oriented polypropylene plant (BOPP), located in Batangas, began commercial operations in June 1998. URC also formed Food Service and Industrial Division that supply BCF products in bulk to certain institutions like hotels, restaurants and schools.

In 2000, URC expanded its BCF business presence in Asian regional markets via investment in foreign subsidiaries in China: Tianjin Pacific Foods Co. Ltd., Shanghai Peggy Foods Co. Ltd., Pacific Co. Ltd., Panyu Peggy Foods Co. Ltd. and URC Hongkong Co. Ltd. (formerly Hongkong Peggy Snack Foods Co. Ltd.); in Malaysia: URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.) and Ricellent Sdn. Bhd.; in Thailand: URC (Thailand) Co. Ltd. (formerly Thai Peggy Foods Co. Ltd); in Singapore: URC Foods (Singapore) Pte. Ltd. (formerly Pan Pacific Snacks Pte. Ltd.) and in 2002, in Indonesia: PT URC Indonesia.

The Asian operations contributed about 22% of the URC's revenues for the fiscal year ended September 30, 2004.

URC has a strong brand portfolio created and supported through continuous product innovation, extensive marketing and experience management. Its brand is considered a household name in the Philippines and a growing numbers of consumers across Asia are purchasing URC's branded consumer food products.

URC's agro-industrial products segment operates three divisions, which engage in hog and poultry farming (Robina Farms or "RF"), the manufacture and distribution of animal feeds and glucose (Universal Corn Products of "UCP"), and the production and distribution of animal health products (Robichem). This segment contributed approximately 13.4% of the net sales in fiscal year 2004.

URC's commodity food product segment engages in sugar milling and refining through its subsidiaries Universal Robina Sugar Milling Corporation (URSUMCO), its division, Cagayan Robina Sugar Milling Corporation and Southern Negros Development Corporation, and the flour milling through Continental Milling Company (CMC). In fiscal 2004, the segment contributed approximately 11.1% of aggregate net sales.

The percentage contribution to URC's revenues for the three years ended September 30, 2002, 2003 and 2004 by each of URC's principal product categories is as follows:

	For the fiscal years ended September 30		
	2002	2003	2004
Branded Consumer Foods	75.1%	77.0%	75.5%
Agro-Industrial Products	14.3	13.0	13.4
Commodity Food Products	10.6	10.0	11.1
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing

In the Philippines, URC has developed an effective nationwide distribution chain and sales network that it believes provides its competitive advantage. URC sells its branded food products primarily to supermarkets, as well as directly to top wholesales, large convenience stores and subdistributors. URC also developed the Grandslam Program, an innovative distribution scheme for downscale accounts, which enabled URC to solidify its presence in sari-sari stores and groceries, effectively locking out competitors in the consumer foods segment in the Philippines. URC's branded consumer food products are distributed to approximately 42,000 outlets in the country through its direct sales force, large-scale sub-distributors and independent business managers. In 2004, URC conducted a nationwide census of outlets which had the capability of selling URC products. As a result of such findings, which contained specific locations and purchased potentials, URC plans to increase distribution coverage to approximately 120,000 outlets in the next two years.

The branded consumer food products are generally sold by URC either direct from delivery vans to small retail outlets or by traveling salesman to wholesalers or supermarkets, with delivery subsequently being undertaken by third party road carriers. Direct delivery sales are normally made on cash basis, while 15 to 30-day credit terms are extended to wholesalers and supermarkets.

URC believes that its emphasis on marketing, product innovation and quality, and strong brand equity has played a key role in its success in achieving leading market shares in the different categories where it competes. URC has dedicated substantial resources to advertising and promotion campaigns and market research, spending on average 8% of its branded consumer food division's net sales per year. URC focuses its resources to develop advertising promotional campaigns that are cost effective and efficient in reaching its target markets.

Competition

URC faces competition in all segments of its businesses both in the Philippine market and in international markets where it operates. The Philippine food industry in general is highly competitive. Although the degree of competition and principal competitive factors vary among the different food industry segments in which it participates, in general, URC believes that the principal competitive factors include price, product quality, brand awareness and loyalty, distribution network, foreign competition, proximity of distribution outlets to customers, product variations and new product introductions.

URC's competitors in the Philippines consist primarily of other major domestic corporations and, in certain cases, major international corporations. Competition in the Philippines is expected to increase due to the emergence of additional strong domestic food companies, and the potential entry of major foreign food companies. URC also faces competition in each of the other countries in which it operates from both domestic and international companies. In general, its competitive position in the other Asian markets is not as strong as its competitive position in the Philippines.

Competition in the Philippine food and beverage industry is expected to increase in the future with increased liberalization of trade by the Philippine government and the predicted accompanying growth in imports due to the World Trade Organization, or the WTO, and AFTA. Under the WTO, tariff rates on food and agricultural items are being decreased and import quotas are being eliminated among member countries, including the Philippines. AFTA is a free trade area formed by 10 southeast regional Asian countries, including the Philippines. Under AFTA, tariffs on manufactured goods, including processed agricultural products, are being minimized or eliminated over a 15-year period starting January 1, 1993, and non-tariff barriers will be subsequently phased out.

Raw Materials/Suppliers

A wide variety of raw materials are required in the manufacture of URC's food products most of which are purchased domestically and others URC imports. URC imports all its wheat supplies and substantially all of its palm oil and flavor and large portion of its milk. For its international operations, URC primarily imports potatoes and flavors. URC also obtains a major portion of its raw materials from its agro-industrial and commodity food products divisions, such as glucose, flour and sugar. Flexible packaging materials are purchased both locally and from abroad (Korea and Japan), while Tetra-pak packaging is purchased from Singapore. URC has a policy of maintaining a number of raw and packaging material suppliers to ensure a steady supply of quality materials at competitive prices. However, the prices paid for raw materials also generally reflect external factors such as weather conditions, commodity market fluctuation, currency fluctuations and the effects of government agricultural programs.

URC is continuously realigning its resources to improve its operational efficiencies. This strategy includes manufacturing its products in the countries where the raw materials are available at the least costs.

The livestock feeds used at URC's farms are supplied primarily by UCP. Ample water supply is available in each of the farms. Robina Farms imposes a strict biosecurity system and maintains a high and hygiene standard. RF allocates a significant budget in the procurement of vaccines and the adoption of new technologies for effective disease control of its livestock and poultry population. A substantial portion of its mineral, antibiotics, vaccination and other medication requirement, as well as distilled water and dilutants, is supplied by Robichem.

UCP produces nutritionally balanced and cost-effective animal and fish feeds that utilize corn, soybean meal and fish meal as principal raw materials. Feed grains, such as wheat and barley, are also used as supplement depending on price, quality and availability. Corn is generally sourced from local corn traders as well as from China and the United States. Majority of the soybean meal is manufactured from UCP's own oil extraction mill and could also be purchased from India, the United States, and Brazil. Internally manufactured soybean meal is extracted from soya seeds that are generally purchased from the United States. URC has a policy of maintaining approximately 30 to 45 days inventory.

Sugar cane is generally supplied by private sugar cane planters. The additives required for the sugar milling process, such as lime, are either purchased locally or imported. Wheat, the principal raw materials for flour milling and pasta business, is generally purchased through forward contracts with suppliers in the United States and Canada.

Customers
URC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
URC, in its regular conduct of business, has engaged in transactions with the Company and the latter's affiliates. These transactions primarily consist of sales and purchases to and from these companies. Other related party transactions include a) purchases of polypropylene resin for bi-axially oriented polypropylene film, b) power supply at market rates and c) leases of certain properties.

The Company also provides URC Group certain services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract
URC has invested considerable efforts to protect its portfolio of intellectual property rights, including trademarks registration. It has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. The trademarks used in other ASEAN markets are registered or are being registered in each country in which such trademarks are used. It also has licensing agreements under which it receives the right to use certain trademarks. URC intends to enforce the trademark and licensing rights and it takes security measures to protect its patents, licenses and proprietary formulas.

Regulatory Overview
As manufacturer of consumer food and commodity food (flour) products, URC is required to guarantee that the products are pure and safe for human consumption, and that URC conforms to standards and quality measures prescribed by the Bureau of Food and Drug.

URC's sugar business is highly regulated by the Sugar Regulatory Administration.

All of URC's feeds products have been registered with and approved by the Bureau of Animal Industry, an agency of the Department of Agriculture which prescribes standards, conducting

quality control testing of feeds samples, and providing technical assistance to farmers and feed millers.

Some of URC's projects, such as the sugar mill and refinery and poultry and hog farm operations, certain snacks products and BOPP packaging, are registered with the Board of Investments, which allows URC certain fiscal incentives.

URC operates its businesses in a highly regulated environment. These businesses depend upon licenses issued by government authorities or agencies for their operations. The suspension or revocation of such licenses could materially and adversely affect the operation of these businesses.

Research and Development

URC also develops new products and variant of existing product lines, researches new processes and tests new equipment on a regular basis in order to maintain and improve the quality of its foods products. In the Philippine operations alone, about ₱14.1 million was spent for research and development activities for fiscal year 2004 and approximately ₱19.2 million and ₱15.0 million for fiscal years 2003 and 2002, respectively. The amounts spent for research and development are relatively not material in relation to consolidated revenues.

Costs and Effects of Compliance with Environmental Laws

The operations of URC are subject to various laws enacted for the protection of the environment, including the Pollution Control Law (R.A. No. 3931 as amended by P.D. 984), the Solid Waste Management Act (R.A. No. 9003), the Clean Air Act (R.A. No. 8749), the Environmental Impact Statement System (P.D. 1586) and the Laguna Lake Development Authority (LLDA) Act of 1966 (R.A. No. 4850). URC believes that it has complied with all applicable environmental laws and regulations, an example of which is the installation of wastewater treatments in its various facilities. Compliance with such laws has not had, and in URC's opinion, is not expected to have, a material effect upon the URC's capital expenditures, earnings or competitive position. As of September 30, 2004, URC has invested about ₱332.2 million in wastewater treatment in its facilities in the Philippines.

b) PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

Business Development

The Company, through Robinsons Land Corporation (RLC), which is one of the Philippines' leading real estate companies, is involved in the development and operation of shopping malls and hotels, and is also one of the country's most reputable developers of mixed-use properties, office buildings, residential condominiums, as well as land and residential housing developments, including socialized housing projects located in key cities and other urban areas nationwide.

RLC was incorporated on June 4, 1980 and its shares were offered to the public in an initial public offering and were subsequently listed in the Manila Stock Exchange and the Makati Stock Exchange (predecessors of the Philippine Stock Exchange) on October 16, 1989.

In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore blue chip listed company, United Industrial Corp., Ltd. which is one of the largest property developers in Singapore owning various office buildings that are located in prime locations. Other than the Company, the only significant stockholder in UIC is the United Overseas Bank group of Singapore. Since 1999, the ownership stake of the Company in UIC has been increased to 26.05%.

Principal Products or Services

RLC has four business divisions: a) Commercial Centers, b) High-Rise Buildings, c) Housing and Land Development, and d) Hotels.

RLC's Commercial Center Division owns and operates one of the Philippine largest and most successful chains of shopping malls. It is now operating fifteen (15) shopping malls located in Metro Manila and other major cities with Gross Floor Area of approximately 100 hectares. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket, Handyman and Big R Supercenter. The shopping malls carry a wide range of shops, specialty boutiques, dining facilities and other service establishments. RLC's malls enjoy high occupancy rates and the average lease term for commercial space in the malls typically ranges from two to five years.

RLC's High-Rise Buildings Division is responsible for residential condominium and office building developments, as well as housing projects that are targeted for the higher income market. The division derives its income from the sale of residential units and the sale and/or lease of office spaces. RLC has completed three (3) office building projects namely, Galleria Corporate Center, Robinsons-Equitable Tower, and Robinsons Summit Center. It has likewise completed a twin-tower residential condominium project, the Robinsons Place Residences and an upscale residential condominium, the Galleria Regency. Scheduled for immediate launching are two (2) additional residential condominium projects, namely The Gateway Residences and The Adriatico Residences. Additionally, it has an ongoing mid-cost residential subdivision project, Bloomfields, which has been substantially sold with a number of houses and lots turned over to buyers.

RLC's Housing and Land Development Division operates through two wholly-owned housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corporation. The Housing and Land Development Division primarily engages in the acquisition of raw land, the development of such land into residential subdivisions, the sale of subdivision lots, the development and sale of housing units constructed on the subdivision lots, and the provision of in-house customer financing to its buyers in addition to existing bank and government funding institutions.

Under the Hotels Division, RLC owns and operates three (3) properties in Metro Manila and Cebu City: a standard hotel, a deluxe hotel, and a service apartment complex, the Robinsons Apartelle. The latter is owned by Robinson's Inn, Inc., a wholly-owned subsidiary of RLC. As of September 2004, RLC's Hotel Division has an average occupancy rate of 71%.

The percentage contribution to RLC's revenues for the three years ended September 30, 2002, 2003 and 2004 by each business segment is as follows:

	For the fiscal years ended September 30		
	2002	2003	2004
Commercial Centers	53.6%	56.8%	59.0%
High-Rise Buildings	25.5%	21.9%	21.5%
Housing and Land Development	4.3%	7.7%	8.4%
Hotels .	16.6%	13.6%	11.1%
	100.0%	100.0%	100.0%

Publicly-Announced New Product or Service

In the Commercial Center Division, RLC has currently developed three (3) more commercial centers located in Angeles City (Pampanga), Pioneer (Mandaluyong) and Bacolod (Negros Occidental).

The High-Rise Buildings Division also has a property in Pioneer, Mandaluyong called The Cybergate Center, which has been masterplanned to include two (2) office buildings and is currently under construction.

Competition

RLC competes with a number of domestic property developers in the real estate industry, as well as with established domestic and foreign hotel operators. RLC believes there is no single property company that has a significant presence in all sectors of the property market. Competitive pressures are expected to remain as the industry's growth prospects continue to be limited unless there are significant improvements in real income. In the commercial centers business, RLC has the "first mover" advantage, being one of the largest mall operators in the country, thus having well-established relationships with leading retailers. With respect to office buildings and residential condominium sales, RLC competes for purchasers primarily on the basis of the prime location of its property developments and price. In the housing and land development business, RLC, with its track record of completed quality projects, is a major player in this sector. With respect to hotel operations, RLC continues to post occupancy rates higher than the industry average owing to the hotel's respective strategic locations and value-for-money services.

Raw Materials/Suppliers

Construction and development of malls, high-rise office and condo units as well as land and housing construction are awarded to various reputable construction firms. Most of the materials used for the construction are provided by the contractors themselves in accordance with the underlying agreements.

Customers

RLC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

RLC leases significant portions of its commercial centers and office buildings to various subsidiaries and affiliates. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket, Handyman and Big R Supercenter. Other affiliates include Top Shop, Robinsons Savings Bank and Cebu Pacific. Digitel also provides RLC with telecommunications services from time to time. RLC's lease contracts and/or supply services with these affiliate companies are under commercial terms at least as favorable as the terms available to non-affiliated parties.

Regulatory Overview

The real estate industry in the Philippines is subject to significant government regulation over, among other things, land acquisition and title issuance, development planning and design, construction, and mortgage financing, refinancing and pre-selling. The government mandates all property developers to devote 20% of project cost or gross area for each subdivision project to socialized housing. The houses can be constructed on-site or off-site of the project. Alternatively, the developer may opt to buy socialized housing bonds issued by the HGC, HDMF or NHA. RLC has benefited from providing low-income housing or projects of such types which are financially assisted by the government. These policies and programs may be

modified or discontinued in the future. The government may also adopt regulations which may have the effect of increasing the cost of doing business for real estate developers. Under current law, income derived by domestic corporations from the development and sale of socialized housing which currently, among other things, must have a basic selling price of P225,000, is exempt from project related income taxes. Under the current Investment Priorities Plan (IPP) issued by the BOI, mass housing projects including development and fabrication of housing components, are eligible for government incentives subject to certain policies and guidelines. In the future, since the sale of socialized housing units comprise a portion of homes sold by RLC, any changes in the tax treatment of income derived from the sale of socialized housing units may affect the effective rate of taxation of RLC.

c) TELECOMMUNICATIONS

Business Development

The Company, through its subsidiary Digital Telecommunications Phils, Inc. (DIGITEL), provides voice and data services through wireless and wireline technology in the Philippine telecommunications industry. It is the second largest provider of fixed lines in the Philippines in terms of subscribed lines.

In 1999, DIGITEL began offering corporate customers and consumers access to international and domestic high-speed data transmission and internet services through its wholly-owned subsidiary, Digitel Information Technology Services, Inc. (DITSI). In March 2002, DIGITEL decided to integrate the operations of DITSI into its own and as a result a new division named Digitel One was created.

DIGITEL Crossing, a joint venture between DIGITEL and East Asia Crossing Philippines, Inc. (now East Asia Netcom Philippines, Inc.) and the Philippine Crossing Land Corporation (now Asia Netcom Philippines, Inc.) was granted its franchise last November 2003 to construct, install, establish, operate and maintain telecommunications systems throughout the Philippines by Congress under Republic Act No. 9235. It brings competitive and high speed capacities to the local telecoms environment, thus enabling the growth of new businesses such as call centers, software design, and other IT services that leverage the Philippines' competitive advantage in the world economy. Together with DigitelOne's Luzon-wide broadband backbone, this joint venture will help spur wide-spread Internet and high-speed data usage and familiarity around the country.

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd (DCPL), a wholly owned subsidiary, to engage in any activity allowed under any law of the British Virgin Island. As of December 31, 2004, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines, Inc. (DMPI), a wholly owned subsidiary, to provide basic and enhanced wire and wireless public and private telecommunications services. Its cellular telephone services under the "Sun Cellular" brand commenced operations in March 29, 2003.

Principal Products or Services

DIGITEL's voice products and services, the Wireline Voice Communication Services (WVCS), represents fixed line telecommunications services, which offer subscribers, local, domestic long distance and international long distance services in addition to a number of value-added services in various service areas covered by the PA granted by the NTC. Revenues consist principally of fixed monthly basic fee for service and equipment, one-time fixed line service connection fee, value-added service charges and toll fees for domestic and international long distance calls.

DIGITEL has offered its data transmission services, the Wireline Data Communication Services (WDCS), through its division, Digitel One. This represents variety of telecommunications services tailored to meet the specific needs of corporate communications. These include leased lines and internet services.

DIGITEL's Wireless Communications Services (WCS) represents cellular telecommunications services that allows subscriber to make and receive domestic long distance and international long distance calls to and from any place within the coverage area. Revenues principally consist of one-time registration fees, fixed monthly service fee, revenue from value-added services such as text messaging, proceeds from sale of handsets, SIM cards and other phone accessories, and per minute airtime and toll fees for basic services which vary based primarily on the monthly volume of calls, the network at which the call terminates and the time at which the call is placed.

The percentage contribution to DIGITEL's revenues for the three years ended December 31, 2002, 2003 and 2004 by each of Digitel's principal product categories is as follows:

	For the years ended December 31,		
	2002	2003	2004
Wireline Voice Communication	93.7%	90.1%	73.0%
Wireline Data Communication	6.3%	5.3%	4.9%
Wireless Voice Communication	0.0%	4.6%	22.1%
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing

Under the WVCS, DIGITEL sells its services primarily through its sales team and its over 100 customer centers located throughout Luzon, as well as through third party agents and distributors. The third party agents and distributors sell DIGITEL's services on a commission basis.

Under the WDCS, DigitelOne sells its services directly to corporate customers and indirectly through third party resellers. It currently offers data communications services throughout Luzon, in the national capital region, Visayas and Mindanao. Data transmission is effected through lines leased to customers, frame relays, asynchronous, transfer mode and Internet Protocol networks. DIGITEL will be the preferred reseller for Asia Global Crossing and for DIGITEL Crossing's backhaul services in the Philippines and the primary channel for sales to Philippine customers.

DIGITEL markets its wireless services directly through its own dedicated sales team, independent dealers and distributors, and through its business centers or "Sun Shops". There are currently 34 Sun Shops operating nationwide and 79 Co-located DIGITEL business centers. DIGITEL currently has 18 major retail chains, (10 – affiliates; 8-nonaffiliates), 13 Telco dealers and 29 area distributors that distribute its services nationwide. DIGITEL entered into interconnection agreements with major fixed line and wireless operators in the Philippines and international roaming agreements with approximately 130 foreign operators in 70 countries.

Competition

Under the WVCS, DIGITEL faces direct competition from one or two players in most of its service areas, including from PLDT, Globe Telecom and BayanTel. The company believes that the principal competitive factors for wireline voice services are price, call quality and customer service. Additionally, many of DIGITEL's business customers have lines from more

than one operator. DIGITEL's wireline business also faces stiff competition from substitute services such as Short Messaging Service (SMS) and the Internet. The popularity of these services has negatively affected the usage and profitability of wireline voice.

Under WDCS, DigitelOne competes primarily with PLDT, Globe Telecom and Eastern Telecoms. DIGITEL Crossing will compete with PLDT and C2C, an affiliate of Globe Telecom. The company believes that the principal competitive factors for wireline data services are price, coverage and network reliability.

DIGITEL aims to distinguish itself from competitors by offering price-competitive, customized packages which allow customers to choose only the services they require. Both the pre-paid and post-paid packages offer "I Text" and "I Speak" plans which offer attractive terms for customers that have an SMS or call preference. The post-paid packages generate higher revenues as a result of the monthly service charges. The National Telecommunication Commission (NTC) is currently considering regulations to enable transfer of cellular telephone numbers between networks. DIGITEL believes that, as the third entrant in this competitive industry, it will benefit from these regulations as customers will be attracted to its price-competitive customized packages.

In October 2004, DIGITEL through its wireless subsidiary, DMPI, launched its "24/7 Call and Text Unlimited Plan", featuring its unlimited call and text-messaging service for P250 a month, or P100 for 10 days, on top of existing plans. This aggressive marketing strategy has helped the wireless subsidiary to grow its subscriber base to 1.7 million as of end-February 2005 from 700,000 prior to the launch of the campaign. Before long, Globe Telecom Inc. and Smart launched their own unlimited call and text promos.

Raw Materials/Suppliers

Both domestic and internationally based Suppliers and/or Solutions providers, are selected and awarded contracts through a bid process for projects covering the various stages of construction, installation, integration, servicing and maintenance of DIGITEL's Telecommunications network and IT infrastructures; and for the fulfillment of inventory stock, informational content, and other tangibles and intangibles required in the provisioning of telecommunications services to all subscribers of Wireline, Data, and Wireless services.

Suppliers include the likes of ERICSSON, NEC, ALCATEL, ZTE, Fujitsu, Huawei, IBM, SAP, HP, Logica/CMG.

In 2005, DIGITEL has earmarked USD$200 million in capital expenditure for expansion in coverage and capacity of the Wireless GSM network.

Customers

At the retail level, DIGITEL provides local metered service as well as domestic and international long distance services to individual subscribers both for outbound and inbound calls. It also provides Data Communications to business subscribers and Internet Services to both business and residential customers; and through Sun Cellular, DIGITEL provides mobile cellular services to a broad market base.

At the wholesale level, other telephone companies and private enterprises utilize DIGITEL's inter-exchange and IGF facilities, in effect becoming customers of the Company. DIGITEL now counts companies in the manufacturing, trading, banking, utilities, hotel and real estate sectors among its corporate subscribers.

Digitel One has undertaken marketing activities aimed specifically at industrial parks and call centers, which have increasing demand for data transmission and internet services.

Loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

DIGITEL, in its ordinary course of business, has transactions with its subsidiaries and affiliated companies consisting mainly of lease of telecommunications facilities.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract

In 1993, DIGITEL was awarded a 30-year exclusive contract by the Department of Transportation and Communications (the "DOTC") to manage, operate, develop and rehabilitate certain telecommunications systems owned by the DOTC (collectively, the "DOTC System") and which are located in the provincial areas of Luzon under a Facilities Management Agreement (the "FMA"). The FMA also provided for its conversion into a lease contract under certain terms and conditions agreed upon by both parties.

In February 1994, DIGITEL was granted a national franchise to provide domestic and international telecommunications services throughout the Philippines. In September 1994, DIGITEL was granted a provisional authority ("PA") by the National Telecommunications Commission (the "NTC"), to operate an international gateway facility ("IGF"). A provisional authority was also secured from the NTC in January 1995 to install, operate, maintain and develop telecommunications facilities in Regions I to V including the facilities currently leased from the DOTC. In 2000, DIGITEL was awarded the provisional authority for Cellular Mobile Telephone System (CMTS) using the global system for mobile communication (GSM) and/or code division multiple access (CDMA) technology. The provisional authority for CMTS was transferred from DIGITEL to DMPI on August 28, 2003, as approved by the NTC. DMPI's application for CPCN is still pending NTC approval. Driven largely by major technological advancements and growth opportunities in the wireless sector, DIGITEL is moving forward with its deployment of 1800 GSM cellular network technology.

Pursuant to its national franchise, DIGITEL has initiated a Ten - Year Program (the "System Expansion") to expand and upgrade its existing telecommunications network, including the DOTC System. The System Expansion calls for the installation and operation of approximately 1.2 million telephone exchange lines and local cable networks to extend and upgrade its digital backbone transmission system, installation of an IGF and broadening the range of telecommunications services offered to its subscribers, among others.

Regulatory Overview

National Telecommunications Commission (NTC) is the government agency supervising and regulating the activities of telecommunications companies. The NTC is empowered to issue Certificates of Public Convenience and Necessity to companies holding franchises for the operation of telecommunications services.

d) AIR TRANSPORTATION

Business Development

JG Summit acquired 49% of Cebu Air, Inc.'s (Cebu Air) outstanding capital stock in 1995 to undertake domestic and international flights to and from major cities in the Philippines and around the world. In September 2001, the Company, through a subsidiary, acquired the remaining 51% of Cebu Air's capital stock, thus making it a wholly owned subsidiary as of year-end 2001. The airline currently leases eleven (11) DC-9 aircraft and three (3) Boeing 757-200 aircraft. Cebu Air offers domestic service between fourteen (14) cities: Manila, Cebu, Iloilo, Davao, Cagayan de Oro, Tacloban, Kalibo, Bacolod, Zamboanga, Roxas, Butuan, Dumaguete City, Puerto Princesa and Tagbilaran flights. Cebu Air started flying internationally to Hongkong in November 2001 and to Seoul, Korea in March 2002. In October 2002, Cebu Pacific initiated flights to Singapore from Manila but due to losses, this

service was terminated in January 2003. Apart from the scheduled operations, Cebu Pacific Air also operates charter flights on a moderate capacity basis to China, Palau and Japan.

In addition, Cebu Air also owns one helicopter, which is being leased-out to outside customers.

In January 2000, Cebu Pacific started to operate cargo sales and services using its passenger aircraft.

Principal Products or Services
Cebu Pacific is a commercial airline that engages in domestic and international flight and cargo operations.

Competition
Cebu Pacific is presently the second largest airline in the Philippines offering domestic flights to and from major cities in the country and international flights from Manila and Cebu to destinations in Asia. It has attained a 37% market share as of December 2004. It continues to be the industry leader in arrival and departure reliability with over 90% of its flights departing within 15 minutes of its schedule. To service its customers, Cebu Pacific enters into various service agreements, including agreements with food service caterers, which supply food and beverages for flights and baggage handlers, which deliver passenger baggage between the aircraft and the airport. It has also entered into agreements with global reservations and distribution systems. Cebu Pacific has an internal sales and marketing department and it uses external sales agents to enhance regional sales policies and increase the focus on corporate clients.

Customers
Cebu Air has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Cebu Pacific Air's traffic carriage was achieved, not simply by taking market share from the competition, but primarily by "enlarging the pie" and pulling in new air travellers with its "low fare, great value" offering.

Regulatory Overview
The aviation industry is regulated by the DOTC. The DOTC oversees several departments, including ATO, Civil Aeronautics Board (CAB), Manila International Airport Authority and Mactan Cebu International Airport. The ATO governs airworthiness and safety standards, air traffic control and all airports in Philippines with the exception of Manila and Cebu. The CAB exercises jurisdiction over the economic aspects of aviation, including routes, frequencies, passenger tariffs, denied boarding compensation, cargo tariffs and schedules for both international and domestic airlines. It also regulates the activities of aviation related businesses, such as general sales agents, airfreight forwarders, charter flights and air taxis and aircraft purchases.

e) PETROCHEMICALS

Business Development
The Company established JG Summit Petrochemical Corporation (JGSPC) in February 1994. The Company holds 82% of the outstanding share capital of JGS Petrochemicals and its joint venture partner in the project, Marubeni Corporation of Japan, holds the remaining 18%. JGSPC started commercial operations on September 1, 1998. Its primary purpose is to engage in, operate, conduct, maintain, manage and carry on the business of manufacturing,

dealing and marketing of polyethylene and polypropylene and related petrochemical products or by-products, in all their forms, varieties and stages of production and preparation, or of any article or commodity consisting of, or partly consisting of petrochemicals. JGS Petrochemicals constructed the Philippines' first integrated polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas. The total project cost amounted to US$300 million and has the capacity to produce 180,000 tons of polypropylene and 175,000 tons of polyethylene annually.

Principal Products or Services
JGSPC manufactures polypropylene and polyethylene.

The percentage contribution to JGSPC's revenues for the three years ended September 30, 2002, 2003 and 2004 by each of its principal product categories is as follows:

	For the years ended September 30,		
	2002	2003	2004
Polypropylene	53.0%	55.63%	60.26%
Polyethylene	47.0%	44.37%	39.74%
	100.0%	100.0%	100.0%

JGSPC products are sold under the EVALENE brand name and are manufactured under strict compliance with a Quality Management System based on ISO 9002 certified standards.

Distribution, Sales and Marketing
JGSPC has a rated capacity of 175,000 MT per year for polyethylene (PE) and 180,000 MT for Polypropylene (PP). JGSPC manufactures high-density and linear low-density polyethylene (HDPE and LLDPE) as well as Random Copolymer and Homopolymer polypropylene (PP) using the industry renowned Unipol technology from Union Carbide Corporation. JGSPC sells directly to small, medium and large plastic converters in the Philippines through its sales group. It has taken a leading role in the markets that serves providing 40% of total market requirements. Product distribution is handled directly by JGSPC in coordination with third party trucking services.

Competition
To be highly competitive, JGSPC commits to produce consistently good quality products and make available industry highly competent plastics processing personnel and state of the art testing equipment through the Customer Technical Services Department. Continuous research and development is conducted in-house, as well as with the assistance of Univation, formerly a Union Carbide Corporation Company. Competitors of JGSPC include Petrocorp, which continues with tolling operations and Bataan Corporation, which is already in the process of liquidation.

Raw Materials/Suppliers
The principal raw materials used by JGSPC in the production of its products, namely Olefin, are purchased locally and internationally. Suppliers include Marubeni Corporation and Mitsui.

Customers
JGSPC aims to supply the majority of manufacturers of plastic-based products in the Philippines. It sells its products to internal and external parties. Internal parties include the Packaging Division of URC while external parties include Calypso, San Miguel Corporation, Batangas Polymer and other customers. Loss of any one customer would not have a materially adverse effect upon JGSPC.

Related Party Transactions

JGSPC, in its regular conduct of business, has engaged in transactions with the Company and its affiliates. These transactions principally consist of sales, advances to and from these affiliated companies. JGSPC has also dollar advances from the Company that were used to finance the construction of its plant in Batangas, Philippines. These advances were converted into equity in 2003. Also, it obtains other advances for its operations from the Company.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract

JGSPC has existing technology and licensing agreements (Agreement) with a foreign company covering the construction, manufacture, use and sale of its PP and PE lines. In further consideration for the rights granted to JGSPC pursuant to the Agreement, JGSPC shall pay the foreign company a running royalty fee equivalent to a certain sum for each metric ton of high-density PE and low-density PE and a certain percentage of net sales value based on plats of licensed homopolymer PP and random copolymer PP up to the end of the royalty term.

Regulatory Overview

The BOI implements policies which directly affect the petrochemical industry. Under the Philippine Investment Priorities Plan, the BOI also has the power to grant incentives to manufacturers establishing new plants or undertaking rehabilitation or expansion programs such as tax holidays and duty free importation of capital equipment, as well as tax credits on locally purchased equipment.

Costs and Effects of Compliance with Environmental Laws

DENR wants to implement provisions of the Clean Air Act upon JGSPC. The provisions require continuous emission monitoring system.

f) TEXTILES

Business Development

In the early 1970s, the Company's textile operations commenced with the formation of Robina Textile Mills to specialize in the production of cotton, synthetic and blended fabrics. Litton Mills, Inc., (LMI) a manufacturer of denim, twills, knitted fabrics and garments, was acquired in the late 1970s.

On April 1, 2001, the spinning division of Westpoint Industrial Mills Corp. was integrated with LMI's operations.

Principal Products or Services

LMI manufactures yarns and fabrics, which may be denim or piece-dyed.

The percentage contribution to LMI's revenues for the three years ended September 30, 2002, 2003 and 2004 by each of its principal product categories is as follows:

	For the years ended September 30,		
	2002	2003	2004
Yarns	29.3%	33.4%	30.3%
Fabrics	64.8%	62.7%	67.6%
Others	5.9%	3.9%	2.1%
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing

LMI has an existing marketing and technical exchange agreement with Swift Denim USA (Swift), a leading US denim company with over 100 years of manufacturing experience. The agreement provides LMI with access to Swift's worldwide customer base and marketing network and Swift's technical innovation and product development. LMI completed a six-year US$ 64 million mill-wide modernization program in 1995, which involved the installation and operation of the following: new ring spinning, new rope-dyeing range, new weaving machines and new finishing equipment. The access to Swift's customer base has been significant increasing LMI's denim exports, which currently account for approximately 70% of total denim sales. LMI is capable of producing 20 million meters of denim fabric annually.

Competition

Sales of textiles are made to domestic wholesalers, garment factories and foreign buyers. Domestic sales of textiles are normally distributed by road to customer or sold ex-mill or ex-factory. LMI's principal customers are Old Navy through the alliance with Swift and directly to Osh-Kosh. It also counts among its stable list of customers, international brands such as Tommy Hilfiger and DKNY. LMI expanded its market by selling to Turkey in 2003. For the year ended September 30, 2004, Turkey accounted for approximately 10 percent of total export sales.

Customers

LMI has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

LMI, in its regular conduct of business, has engaged in transactions with the Company and its affiliates. These transactions primarily consist of sales, advances to and from affiliated companies, leases of certain properties and power supply at market rates.

Regulatory Overview

LMI is a member of the Textile Mills Association of the Philippines.

Research and Development

The Company undertakes research and development to ensure that new and existing product reflect current fashions. Information is gathered from a variety of sources such as seminars, fabric shows, trade fairs as well as from other manufacturers and raw material suppliers. Experiments are then undertaken to determine manufacturing viability and market research is carried out to assess potential consumer response.

g) BANKS AND OTHER FINANCIAL SERVICES

Business Development

Robinsons Savings Bank (RSB), a wholly-owned subsidiary of JG Summit Capital Services Corp. (JG Capital Services) was incorporated to engage in the business of savings and mortgage bank. It started commercial operations in November 1997.

To complement RSBank's traditional banking activities, the Company put up JG Summit Capital Markets Corp. (JGSCMC) and Summit Forex Brokers Corp. (SFBC) which aim to be major players in the foreign exchange trade and in the fixed income market. JGSCMC was incorporated in January 2000 under the supervision of the Securities and Exchange Commission. SFBC on the other hand, was incorporated in May 2000.

Principal Products or Services

RSB offers deposit products that target specific market segments. Its principal deposit products are demand, savings and time deposits, treasury products and foreign currency deposits. It also offers a variety of consumer loans namely, commercial loans, mortgage loans and car loans. JGSCMC and SFBC provide services on foreign exchange and securities dealing.

Distribution, Sales and Marketing

RSB has 32 operating branches, 20 of which were acquired in March 2002, and four (4) new branches opened this year in accordance with the terms of the branch licenses. It has a network of 38 automated teller machines ("ATMs"), which are located at RSB branches and other public properties to provide convenience to its customers. RSB has made and continues to make investments in technology and information systems in order to improve its operations management and customer service.

Competition

In 2000, the thrift banking industry faced a flat loan demand, thinner spreads and reduced opportunities for fee-based businesses. RSB took the forecasted difficult economic climate as a greater challenge in finding creative and effective ways to make its market presence felt. RSB launched the e-Wallet – a cash advance card granted to qualified employees whose payroll accounts are with RSB. RSB interconnected with Expressnet members as issuer and acquirer, and with VISA International and VISA Plus as acquirer. RSB is now connected to Megalink, Bancnet and Expressnet. RSB signed a Memorandum of Agreement with Equitable Card Network for credit card co-branding, with Globe and Tritel for mobile banking services, and embarked on a tie-up with Philcom-Western Union Money Transfer as a remittance sub-agent.

Customers

With RSB's expansion, loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

In the ordinary course of business, RSB and JGSCMC have transactions with the Company's affiliates. The major transactions include loans, trading of securities, lease of office space and advances to (from) affiliates. For RSB, loans are made substantially on the same terms as those loans to other individuals and businesses of comparable risk. The amount of individual loans to directors, officers, stockholders, and related interests (DOSRI), of which 70% must be secured, should not exceed the amount of his deposits and book value of his investments in the Bank. In the aggregate, loans to DOSRI generally should not exceed the Bank's total capital funds or 15% of the Bank's total loan portfolio, whichever is lower. As of December 31, 2004, RSB has no outstanding loans to DOSRI.

Regulatory Overview

The earnings of banks are affected not only by general economic conditions, but also by the policies of various governmental and regulatory authorities in the country and abroad. The establishment and operation of banking institution in the Philippines is governed by the General Banking Act. The Central Bank acting through the Monetary Board, exercises overall supervision of, and regulates the industry.

h) OTHER BUSINESS INTERESTS

The Company's businesses include power generation, through its 20% interest in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel-fired power plant in Bauang, La Union, and its equity interest in Toledo Power Corporation,

which owns and operates coal-and bunker oil-fired power plants in Toledo city, Cebu; packaging materials; printing services; insurance brokering; and securities investments. However, the Company's 20% stake in Toledo Power Corporation was sold on April 24, 2002.

The Company established Cambridge Electronics Corporation on October 21, 1992 primarily to engage in, operate and maintain the business of manufacturing, importing, exporting, buying, selling or otherwise deal in, at wholesale and retail, such goods as printed circuit board and other electronic products and goods of related nature. On June 2, 2003, the Board of Directors of the Company adopted a resolution to permanently cease its plant operations effective July 11, 2003.

In August 2000, the Company entered into a joint venture agreement with five other conglomerates establishing a business to business electronic purchasing exchange under name Bayantrade Dotcom, Inc. The Company also entered into other IT related services with the formation of Summit Internet Investments, Inc. in September 2000.

Publicly-Announced New Product or Service

Except as discussed in Property Development and Hotel Management, the Company and other subsidiaries have no other publicly-announced new product or service as of the date of the report.

Patents, Trademarks, Licenses, Franchises Concessions, Royalty Agreements

The Company has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, patent registration of materials is protected for a period of 17 years, while trademarks and brand name registration have a protected period of 20 years.

The Company also has various licenses and franchises issued by the government to enable the Company to operate its diverse businesses including food, real estate, banking and financial services, telecommunications, air transportation and power generation.

Effect of Existing or Probable Governmental Regulations on the Business

The Company operates the majority of its businesses, including food, real estate, banking and financial services, telecommunications, air transportation and power generation activities, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by the government authorities or agencies for their operations. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises, which in turn may have a material adverse effect upon the Company. In addition, the introduction or inconsistent application of, or changes in regulations may from time to time materially affect the Company's operations.

Cost and Effects of Compliance with Environmental Laws

The operations of the Company are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of waste and industrial water treatments in its various facilities. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employees and Labor

The number of full-time employees employed by the Company and its operating subsidiaries as of December 31, 2004 is shown in the following table:

Company	No. of Employees
Branded Consumer Foods, Agro-industrial, & Commodity Food Products	7,038
Telecommunications	3,763
Property Development and Hotel Management	1,323
Airlines	1,356
Textiles	772
Petrochemicals	298
Finance	302
Supplementary Businesses	87
	14,939

The Company's management believes that good labour relations generally exist throughout the operating companies. For most of the operating companies, collective bargaining agreements exist between the relevant representative unions for the employees and the relevant operating companies. The collective bargaining agreements are usually valid for a term of five years, and include a right to renegotiate the economic terms of the agreement after three years, and generally provide for annual salary increment, health and insurance benefits and closed-shop arrangements. The management believes that those collective bargaining agreements, which are soon to expire or which have expired, will, as a result of existing good labour relations, be successfully renewed or renegotiated.

Working Capital

The working capital requirement of each subsidiary varies depending on the industry it is engaged in and is financed by operations and short-term loans from banks.

Item 2. Properties

JG Summit and subsidiaries conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. All substantial facilities are owned by the Company and are in good condition.

In 2000, the Company acquired equity interests in companies which are operating food plant facilities in Thailand, Malaysia and China. In 2002, it also expanded its business presence in Indonesia.

URC operates manufacturing/farm facilities located in the following:

Location (Number of facilities)	Type of Facility	Owned/ Rented	Condition
Pasig City (4)	Branded consumer food plants, feedmills and flourmill	Owned	Good
Libis, Quezon City (1)	Branded consumer food plant	Owned	Good
Canlubang, Laguna (1)	Branded consumer food plant	Owned	Good
Mandaue City, Cebu (2)	Branded consumer food plant, poultry farm and feedmill	Owned	Good
Luisita, Tarlac (1)	Branded consumer food plant	Owned	Good
Davao City, Davao (3)	Branded consumer food plant (idle), feedmill (idle) and flourmill	Owned	Good
San Fernando, Pampanga (2)	Branded consumer food plants	Owned	Good
Dasmariñas, Cavite (2)	Branded consumer food plants	Owned	Good
Cagayan de Oro (1)	Branded consumer food plant	Owned	Good

Antipolo, Rizal (3)	Poultry (leased) and veterinary medicine plant	Rented	Good
Taytay, Rizal (1)	Poultry farm (leased)	Rented	Good
Teresa, Rizal (2)	Poultry and piggery farms	Owned	Good
Angono, Rizal (1)	Poultry farm	Owned	Good
San Miguel, Bulacan (2)	Poultry and piggery farms	Owned	Good
Novaliches, Quezon City (1)	Piggery farm	Owned	Good
Manjuyod, Negros Oriental (1)	Sugar mill (owned)	Owned	Good
Piat, Cagayan (1)	Sugar mill (owned)	Owned	Good
Kabankalan, Negros Occidental (2)	Sugar mill	Owned	Good
Simlong, Batangas (1)	BOPP plant	Owned	Good
Calamba, Laguna (1)	Branded consumer food plant	Rented	Good
Bukidnon (1)	White Potato Project	Owned	Good (Idle)
Samutsakhorn Industrial Estate, Samutsakhorn, Thailand (1)	Branded consumer food plant	Owned	Good
Pasir Gudang, Johor, Malaysia (1)	Branded consumer food plant	Owned	Good
Shiqiao Town, Guandong, China (1)	Branded consumer food plant	Owned	Good
Xiamen, Fujian, China (1)	Branded consumer food plant	Owned	Good (Idle)
Tianjin Economic Development Area, Tianjin, China (1)	Branded consumer food plant (idle)	Owned	Good (Idle)
Shanghai, China (1)	Branded consumer food plant	Owned	Good
Industrial Town, Indonesia (1)	Branded consumer food plant	Owned	Good
VSIP, Bin Duong Province, Vietnam (1)	Branded consumer food plant	Owned	Under construction

Sugar mill facilities in Kabankalan, Negros Occidental with net book value of ₱73.3 million and ₱85.3 million in 2004 and 2003, respectively, were used to secure the loan from Philippine Sugar Corporation (See Note 15 Long-Term Debt in the Consolidated Financial Statements for more details)

RLC has invested in a number of properties located all over the country for existing and future developments. These properties are in prime locations, thus affording RLC utmost flexibility for future developments. These properties are fully owned by RLC and are not subject of any mortgage, lien or any form of encumbrance.

Breakdown of RLC's properties is set forth below:

a) Land

Location	Remarks
1. Ermita, Manila	Not mortgaged/Fully Owned
2. Edsa, Mandaluyong City	Not mortgaged/Fully Owned
3. Edsa, Ortigas, Quezon City	Not mortgaged/Fully Owned
4. Horseshoe Village, Cubao, Quezon City	Not mortgaged/Fully Owned
5. Novaliches, Quezon City	Not mortgaged/Fully Owned
6. Ortigas, Pasig City	Not mortgaged/Fully Owned
7. San Fernando, Pampanga	Not mortgaged/Fully Owned
8. Dagupan, Pangasinan	Not mortgaged/Fully Owned
9. Imus, Cavite	Not mortgaged/Fully Owned
10. Dasmarinas, Cavite	Not mortgaged/Fully Owned
11. General Trias, Cavite	Not mortgaged/Fully Owned
12. Antipolo, Rizal	Not mortgaged/Fully Owned
13. Pinamucan, Ibaba, Batangas	Not mortgaged/Fully Owned
14. Lipa City, Batangas	Not mortgaged/Fully Owned

15. Soro-soro, Tanauan, Batangas	Not mortgaged/Fully Owned
16. Los Banos, Laguna	Not mortgaged/Fully Owned
17. Cebu	Not mortgaged/Fully Owned
18. Bacolod	Not mortgaged/Fully Owned
19. Iloilo	Not mortgaged/Fully Owned
20. Gen. Santos City, South Cotabato	Not mortgaged/Fully Owned
21. Davao	Not mortgaged/Fully Owned
22. Pasig, Rizal (Formerly Uniwide property)	Not mortgaged/Fully Owned
23. Taytay, Rizal	Not mortgaged/Fully Owned
24. Aurora Blvd., Quezon City	Not mortgaged/Fully Owned
25. Ayala Avenue, Makati City	Not mortgaged/Fully Owned
26. Naga City, Camarines Sur	Not mortgaged/Fully Owned
27. Sta. Rosa, Laguna	Not mortgaged/Fully Owned
28. Fort Bonifacio, Taguig	Not mortgaged/Fully Owned
29. Sucat, Parañaque	Not mortgaged/Fully Owned
30. Tagaytay, Cavite	Not mortgaged/Fully Owned

b) Building and Improvements

Location	Remarks
1. Ortigas	Not mortgaged/Fully Owned
2. Ermita	Not mortgaged/Fully Owned
3. Pasig	Not mortgaged/Fully Owned
4. Mandaluyong	Not mortgaged/Fully Owned
5. Bacolod	Not mortgaged/Fully Owned
6. Cebu	Not mortgaged/Fully Owned
7. Imus	Not mortgaged/Fully Owned
8. Los Banos	Not mortgaged/Fully Owned
9. Novaliches	Not mortgaged/Fully Owned
10. Iloilo City	Not mortgaged/Fully Owned
11. San Fernando, Pampanga	Not mortgaged/Fully Owned
12. Sta. Rosa, Laguna	Not mortgaged/Fully Owned
13. Cagayan De Oro City, Misamis Oriental	Not mortgaged/Fully Owned
14. Dasmarinas, Cavite	Not mortgaged/Fully Owned
15. Lipa City, Batangas	Not mortgaged/Fully Owned
16. Cainta, Rizal	Not mortgaged/Fully Owned

RLC's properties are fully owned and are not mortgaged.

To optimize its capital resources, RLC has embarked on a strategy of entering into joint venture arrangements with land owners for the development of raw land into future project sites, be they for housing development projects, commercial centers, mixed-use property development projects. Through such joint venture arrangements, RLC enters into exclusive development and marketing arrangements with the concerned landowners. RLC has just opened a mall in Angeles City, Pampanga under a joint venture agreement with a certain local company.

RLC owns all the properties where its existing commercial centers are located except for Robinsons Place – Iloilo, Robinsons Big R Supercenter – Cagayan De Oro and Robinson Big R Supercenter – Cainta. These shopping malls that have a land area of 24, 851 sq.m., 10,773 sq.m. and 19,522 sq.m. respectively, are being leased by RLC under prevailing market rates. The lease for the land underlying Robinson Place-Iloilo is for 50 years and commenced in October 2001. The leases for the land underlying the Cagayan De Oro and Cainta malls are

for 50 and 25 years, respectively. The lease for Cagayan De Oro commenced in December 2002while the lease for Cainta commenced in December 2003. No renewal options are available to the Company. Lease payments for 2004 amounted to ₱25,212,293. RLC acquired land properties located in Parañaque and Cavite during the last quarter of calendar year 2004.

JGSPC constructed its polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas.

Litton Mills, Inc. operates its manufacturing plant in Pasig and Laguna.

Item 3. Risks

The major business risks facing the Company and its subsidiaries are as follows:

a. Political Situation and State of the Economy of the Country

The growth and profitability of the Company is greatly influenced by the general political situation in, and the state of the economy of, the Philippines. Any political or economic instability in the future could adversely affect the Company's business, financial condition or results of operations.

b. Competition

The Company faces competition in all segments of its businesses both in the Philippine market and in international markets. The Company's ability to compete effectively will require continuous efforts in sales and marketing of our existing products, development of new products and cost rationalization. The Company's market share can be adversely affected by negative consumer reaction to higher prices as a result of price reduction or promotional sales undertaken by its competitors.

c. Exchange Rate Fluctuations

The Company has a foreign exchange exposure primarily associated with fluctuations in the value of the Peso against the U.S. dollar and other foreign currencies. The Company's revenues are predominantly denominated in Pesos, while certain expenses, including fixed debt obligations, are denominated in foreign currencies.

d. Raw Materials

Production operations of some of the Company's subsidiaries are dependent in obtaining adequate supply of raw materials on a timely basis. The results of operations can be adversely affected if the Company will be unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increase significantly.

d. Key Executives

The Company's key executives play an integral part in the latter's success. The experience, knowledge, business relationships and expertise of these executives could be difficult to replace and may result in a decrease in the Company's operating proficiency and financial performance should any of them decide to leave the Company.

e. Philippine Regulations

The Company operates a material part of its businesses in a highly regulated environment. Many of these businesses depend upon licenses and franchises issued by government authorities or agencies for their operation. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises.

The Company is also subject to numerous environmental laws and regulations relating to the protection of the environment and human health and safety. Many of these environmental laws and regulations are becoming increasingly stringent and compliance to such is becoming increasingly complex and costly.

f. Foreign Exchange Regulations

In the past, the government has instituted restrictions on the ability of Philippine companies to use foreign exchange revenues or to convert Pesos into foreign currencies to satisfy foreign currency denominated obligations, and no assurance can be given that the government will not institute such or other restrictive exchange policies in the future. Foreign exchange restrictions if imposed by the government could prevent the Company from meeting, or restrict its ability to meet its obligations. This could also effectively limit the Company's ability to convert Pesos to U.S. dollars.

Item 4. Legal Proceedings

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which have pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the Company's consolidated financial position. Refer to Note 25 of the Consolidated Financial Statements attached to this report for a detailed description.

Item 5. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 6. Market for Registrant's Common Equity and Related Stockholder Matters

PRINCIPAL MARKET OR MARKETS WHERE THE REGISTRANT'S COMMON EQUITY IS TRADED.

The common stock of the Company is listed on the Philippine Stock Exchange.

STOCK PRICES

	High	Low
2004		
First Quarter	₱2.08	₱1.78
Second Quarter	1.80	1.68
Third Quarter	1.88	1.64
Fourth Quarter	3.75	1.92
2003		
First Quarter	1.32	1.10
Second Quarter	1.80	1.30
Third Quarter	2.10	1.66
Fourth Quarter	2.10	1.96
2002		
First Quarter	1.90	1.86
Second Quarter	1.60	1.58
Third Quarter	1.32	1.32
Fourth Quarter	1.40	1.40

The stock price of the Company's shares as of April 12, 2005 is ₱3.30.

CASH DIVIDENDS PER SHARE

On July 22, 2004, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997, to all stockholders of record as of August 20, 2004.

On August 6, 2003, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997, to all stockholders of record as of September 5, 2003.

On July 24, 2002, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997, to all stockholders of record as of August 7, 2002 and payable on August 30, 2002.

STOCK DIVIDENDS DECLARED

No stock dividend was declared in 2004, 2003 and 2002.

Retained earnings of the Company as of December 31, 2004 include undistributed earnings amounting to ₱30.34 billion representing accumulated equity in net earnings of consolidated and unconsolidated subsidiaries and affiliates which is not available for dividend declaration until received in the form of dividends from the investees. (See Note 16 of Consolidated Audited Financial Statements as of December 31, 2004).

RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

The number of shareholders of record as of December 31, 2004 was 1,921. Total shares outstanding (issued and subscribed) as of December 31, 2004 were 6,797,191,657 shares with a par value of P1.00.

Top 20 stockholders as of December 31, 2004:

	Name	No. of Shares Subscribed	% to Total
1.	John Gokongwei, Jr.	1,734,450,649	25.52
2.	Gokongwei Brothers Foundation, Inc.	1,129,135,267	16.61
3.	Equitable PCI Bank No. 203-78848-4	1,033,319,225	15.20
4.	PCD Nominee Corporation (Filipino)	1,014,534,412	14.93
5.	Express Holdings, Inc.	284,676,715	4.19
6.	Lance Gokongwei &/or Elizabeth Gokongwei	234,845,280	3.46
7.	James L. Go	204,984,656	3.02
8.	John Gokongwei &/or Lance Gokongwei	141,030,450	2.07
9.	Gosotto & Co., Inc.	115,644,494	1.70
10.	Lily Ngochua	74,342,275	1.09
11.	Robina Gokongwei Pe &/or Elizabeth Gokongwei	72,345,278	1.06
12.	PCD Nominee Corporation (Non-Filipino)	69,525,247	1.02
13.	Universal Robina Corporation	57,663,430	0.85
14.	Liza Yu Gokongwei &/or Elizabeth Gokongwei	54,200,000	0.80
15.	Nicris Development Corporation	38,073,252	0.56
16.	Catalino S. Ngochua	36,907,869	0.54
17.	Hope Gokongwei Tang &/or Elizabeth Gokongwei	36,100,000	0.53
18.	Marcia Gokongwei Sy &/or Elizabeth Gokongwei	36,100,000	0.53
19.	Faith Gokongwei Ong &/or Elizabeth Gokongwei	36,100,000	0.53
20.	See, Emma G.	31,552,125	0.46
		6,435,530,624	94.22

Item 7. Management's Discussion and Analysis or Plan of Operation.

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles or Philippine GAAP.

The Company has adopted new accounting standards which resulted into restatement of prior years' financial statements. Thus, amounts reflected in the succeeding discussion are already based on the restated financial statements.

RESULTS OF OPERATIONS

Management's Discussion of Results of Operations is presented in two parts: Consolidated Operations and Segment Operations.

Consolidated Operations

2004 vs 2003

JG Summit Holdings, Inc. posted net income of ₱5.90 billion for the year ended December 31, 2004, posting a significant increase of 185% from last year's net income of ₱2.07 billion.

Nonrecurring items in 2004 include, among others, gain on early debt extinguishment, gains from mark to market of debt securities net of impairment losses on certain fixed assets and investments. Recurring income amounted to ₱2.66 billion, up by 17.9% from last year's ₱ 2.25 billion.

Consolidated revenues amounted to ₱61.55 billion for the year ended December 31, 2004, a 13.7% improvement from last year's ₱54.12 billion. Most business units performed better than last year in terms of sales and revenues, except for petrochemical business, whose revenues fell slightly by 5% from ₱6.7 billion in 2003 to ₱6.4 billion in 2004.

Gross profit amounted to ₱18.51 billion from last year's ₱16.41 billion, up by 12.8% due significantly to improved gross margins of most business units particularly in our food business whose gross margin increased by 13.5%. Operating expenses went up by 6.75%, from ₱14.66 billion in 2003 to ₱15.65 billion in 2004, attributable mainly to higher operating expenses reported by telecommunication business, particularly in mobile phone business.

Interest and other financing charges increased by 16% from ₱4.95 billion in 2003 to ₱5.75 billion as of December 31, 2004 due to higher average balance of borrowings during the year and the effect of peso depreciation against U.S. dollar.

As a result, operating income went up by 50.6% to ₱2.59 billion from last year's ₱1.72 billion.

For the year ended December 31, 2004, other income (net of expenses) increased significantly by ₱3.02 billion from ₱75.13 million last year to ₱3.09 billion this year mainly due to the P4.7 billion recognition of gain from early debt extinguishment offset by impairment loss on assets amounting to ₱1.7 billion.

EBITDA (earnings before interest, taxes depreciation and amortization) significantly increased from ₱13.91 billion in 2003 to ₱19.78 billion in 2004. Excluding the non-recurring items, EBITDA would have only increased by 17.3% from ₱14.09 billion in 2003 to ₱16.53 billion in 2004.

2003 vs 2002

JG Summit Holdings, Inc. posted net income of ₱2.07 billion for the year ended December 31, 2003, down by 16% from last year's net income of ₱2.47 billion. Excluding nonrecurring items amounting to ₱180.0 million and ₱17.8 million in 2003 and 2002, respectively, net income would have decreased by 16.4% from ₱2.7 billion in 2002 to ₱2.25 billion in 2003. Nonrecurring items include write-off of various plant equipment and other assets, shutdown expenses, net of gain from sale of fixed assets and certain equity securities and recovery in value of temporary investment and marketable securities.

Consolidated revenues amounted to ₱54.12 billion for the year ended December 31, 2003, an 11.05% improvement from last year's ₱48.73 billion. Revenues of most business units improved, anchored by the steady revenue growth in the foods business and the huge sales registered by petrochemical business during the year, as well as the rising revenues from the airlines and telecommunication business.

Gross profit amounted to ₱16.41 billion from last year's ₱14.78 billion, up by 11% due significantly to improved gross margins of most business units, narrowed by the start up costs in the mobile phone business. Operating expenses significantly grew by 28%, from ₱11.45 billion in 2002 to ₱14.66 billion in 2003, mainly due to higher operating expenses reported by telecommunication business, again attributable to operation of its mobile phone line. Foods

business reported also a considerable increase in operating expense by 21.5% as a result of expanding regional operations and sustained marketing activities.

Interest and other financing charges slightly increased by 2.1% from ₱4.85 billion in 2002 to ₱4.95 billion as of December 31, 2003.

As a result, operating income substantially decreased by 54.6% to ₱1.7 billion from last year's ₱3.8 billion.

Other income (expenses) account consists of, among others, recovery in market value of temporary investments, provision for doubtful accounts, amortization of goodwill, foreign exchange loss net of other income and gain on sale of fixed assets. For the year ended December 31, 2003, other income amounted to ₱75.13 million as against last year's other expenses of ₱491.57 million.

EBITDA (earnings before interest, taxes depreciation and amortization) slightly decreased from ₱14.0 billion in 2002 to ₱13.91 billion in 2003. Excluding the non-recurring items, EBITDA would have decreased by 0.9% from ₱14.23 billion in 2002 to ₱14.09 billion in 2003.

2002 vs 2001

JG Summit Holdings, Inc. posted net income of ₱2.47 billion for the year ended December 31, 2002 from net income of ₱2.39 billion in 2001. Excluding nonrecurring items amounting to ₱227.0 million and ₱181.1 million in 2002 and 2001, respectively, net income would have increased by 5% from ₱2.57 billion in 2001 to ₱2.7 billion in 2002. Nonrecurring items include the loss on sale of its 20% stake in Toledo Power Corporation, losses from sale of fixed assets and certain equity securities, write down in value of temporary investment and marketable securities, write-off of various plants, and shutdown expenses.

Consolidated revenues amounted to ₱48.73 billion for the year ended December 31, 2002, a 10.27% improvement from last year's ₱44.19 billion. Revenue growth was recorded for the foods, airline, property, petrochemicals and textile businesses while declines were posted for telecommunications and electronics businesses.

Gross profit amounted to ₱14.78 billion from last year's ₱15.07 billion, slightly down by 1.9%. Operating expenses were controlled with only a 0.7% increase from ₱11.37 billion in 2001 to ₱11.45 billion in 2002 due in part to the Company's conscious effort to be more cost efficient and effective. Foods and telecommunication business reported reduced operating expenses partially offset by the expanded operations of airline business during the year and the increased depreciation of property business attributable to the change in estimated useful lives of properties.

Interest and other financing charges went up by 3.8% from ₱4.67 billion in 2001 to ₱4.85 billion in 2002 mainly due to the effects of the depreciation of the value of peso against US dollar and additional borrowings made during the period offset by the payment of the outstanding balance of the US$200 Million Global Medium Term Note in May 2002.

As a result, operating income slightly increased to ₱3.8 billion from last year's ₱3.6 billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill, foreign exchange loss net of other income and loss on sale of fixed assets. For the year ended December 31, 2002, other income (expenses) account increased to ₱491.57 million from last year's ₱37.36 million primarily due

to additional provisions made, losses from sale of Toledo Power and certain equity securities and from sale of fixed assets.

EBITDA (earnings before interest, taxes depreciation and amortization) decreased by 2.2% from ₱14.32 billion in 2001 to ₱14.0 billion in 2002. Excluding non-recurring items, EBITDA would have decreased by 1.9% from ₱14.50 billion in 2001 to ₱14.23 billion in 2002.

Segment Operations

2004 vs 2003

Foods reported a consolidated net sales and services of ₱27.2 billion for the fiscal year ended September 30, 2004 a 16.3% increase over the same period last year despite the depressed economic conditions prevailing in the region and highly competitive environment. Revenue growth was spearheaded by the solid performance of its core business Branded Consumer Foods Group, particularly its expanding international operations in Southeast Asia. In addition, the Company's agro-industrial and commodity food group operations likewise posted a modest increase in revenue.

URC's gross margin improved by 13.5% to ₱6.9 billion compared to the same period last year of ₱6.0 billion. Income from operations, likewise went up by 38.2% to ₱2.1 billion from ₱1.5 billion last year due to significant increase in sales, which covered the slight increase in operating expenses. Operating expenses increased by 5.5% to ₱4.8 billion as a result of expanding regional operations and sustained marketing activities.

Net income for fiscal year 2004 is up by 32.6% to ₱1.9 billion from last year's ₱1.4 billion resulting in earnings per share of ₱1.11 better than last year's ₱0.84.

Real estate and hotels generated total gross revenues of ₱4.7 billion for fiscal year 2004, an increase of 9% from ₱4.3 billion of total gross revenues for fiscal year 2003. RLC's Commercial Centers Division contributed 59% to the Company's gross revenues. Operating profit for the year was ₱1.3 billion, an increase of 39% from ₱960.8 million the previous year. RLC's net income increased by 37% to ₱920.2 million compared to ₱670.6 million for the same period last year.

The Commercial Centers Division accounted for ₱2.8 billion of the real estate revenues for the year, as against ₱2.4 billion last year. The 13% increase in revenues of the Commercial Centers Division is due to the improved rental of space in existing malls in Metro East Pasig and Iloilo, and the excellent take-up of new malls opened in Sta. Rosa, Cagayan De Oro, Dasmarinas-Cavite, Lipa-Batangas and Cainta-Rizal.

The Company's High Rise Buildings Division realized gross revenues of ₱1.0 billion, up by 7% from ₱939.9 million last year due to the completion Robinsons Place Residences, the twin tower project in Ermita, Manila and an upscale residential condominium, the Galleria Regency. The Division continues to enjoy stable recurring lease income from three of its office buildings, Galleria Corporate Center, Robinsons Equitable Tower and Robinsons Summit Center. Rental income from these three buildings amounted to ₱207.8 million compared to ₱135.5 million over the same period last year on account of improved occupancy at Robinsons Summit Center. RLC will immediately launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱521.6 million, a decrease of 11% from ₱583.7 million in revenues for the same period last year due to the closure of Manila Midtown

Hotel on May 31, 2003. The remaining hotel properties, however, continue to enjoy satisfactory occupancy rates.

The Housing and Land Development Division reported gross revenues of ₱395.1 million as against ₱332.9 million for the same period last year or an increase of 19%. The higher level of completion of existing projects resulted to better realized profits.

Telecommunications revenues rose to ₱7.40 billion for the year ended December 31, 2004 or a 14.4% increase from ₱6.47 billion for the year ended December 31, 2003. The increase in consolidated operating revenues was substantially attributable to the increase in the wireless segment of the Company's business which was launched March 29, 2003. The continued strong growth in the local exchange's (LEC) international toll revenues by ₱ 300.2 million or 15.3% helped the total improvement in consolidated operating revenues. In addition, LEC's introduction of products and aggressive roll out and sale of high value services contributed additional revenue of ₱ 74.0 million. The total increase in consolidated operating revenue was partially offset by a continuous drop in domestic toll revenues by ₱ 100.1 million brought about by the unabated growth in Short Messaging Services offered by CMTS providers.

Costs and expenses ballooned to ₱7.69 billion for the year ended December 31, 2004, or a 9% increase from ₱7.02 billion for the year ended December 31, 2003. The increase is largely due to the increase in the costs and expenses of the wireless services segment while LEC and data and internet services were able to contain costs and expenses. Primarily, this increase covered marketing, selling and cost of sales, network related expenses, depreciation and staff-related and travel and transportation expenses.

As a result of the foregoing, DIGITEL's operating loss went down from ₱554.2 million in 2003 to ₱363.2 million in 2004. However, DIGITEL's interest expense and financing charges went up by 43% from ₱1.05 billion in 2003 to ₱1.42 billion in 2004 primarily due to higher prevailing interest rates. In addition to this, the latter recognized an impairment loss of ₱100.5 million on its investment in a joint venture in 2004, thus net loss increased by 40.4% from ₱1.29 billion in 2003 to ₱1.81 billion in 2004.

Air transportation revenues grew by 21.6% to ₱7.41 billion for the year ended December 31, 2004 from last year's ₱6.09 billion mainly due to improved domestic operations. In relation to this, operating expenses also increased by 18.8%. This resulted to a significant increase in operating income by 612.8% to ₱205.7 million as against last year's ₱28.8 million. Provision for income tax also increased significantly, from ₱5.8 million in 2003 to ₱61.3 million in 2004. Thus, net income substantially increased from ₱6.8 million last year to ₱130.3 million this year.

Petrochemicals revenues amounted to ₱6.37 billion for the fiscal year ended September 30, 2004, down by 5% over last year's ₱6.71 billion. Petrochem recognized a ₱1.45 billion impairment loss on its assets this year. With lower revenues and recognition of such impairment, net losses increased to ₱1.66 billion in 2004 from last year's net loss of ₱119 million.

Textiles revenues and gross profit both increased by 35% from ₱2.04 billion and ₱276.4 million respectively, last year to ₱2.78 billion and ₱372.6 million this year, respectively. Net income increased significantly by 185% from ₱70.9 million to ₱201.8 million this year due to higher gross profit and lower operating expenses.

Financial services, Robinsons Savings Bank generated net earnings after tax of ₱124.3 million for the year ended December 31, 2004, decreased by 6.3% from last year's net income of ₱132.1 million. As of December 31, 2004, total resources increased to ₱6.71 billion from last year's ₱5.31 billion. Loans improved to ₱2.46 billion from last year's ₱1.96 billion same with deposits which increased to ₱5.1 billion from last year's ₱3.8 billion. **JG Summit Capital Markets Corporation** generated revenues of ₱305.9 million for the year ended December 31, 2004, with a 22.6% increase from last year's revenues of ₱249.5 million. Net profit slightly increased by 3.3% to ₱43.1 million for the year ended December 31, 2004 from last year's net profit of ₱41.7 million, mainly attributable to higher foreign exchange gain.

Other Business Interests, Printing revenues were posted at ₱144.9 million for the year ended December 31, 2004, up by 6.6% from last year's ₱135.9 million. Net profit increased significantly by 39.2% from ₱0.9 million last year to ₱1.3 million this year.

Equity earnings were reported at ₱1.0 billion for the year ended December 31, 2004, up by 39.2% from last year's equity earnings of ₱720.4 million.

First Private Power Corporation (FPPC), reported a net income of ₱961.8 million, a 7% decrease from last year's ₱1.03 billion, mainly due to the gain on sale of investment amounting to ₱127.31 million recognized last year.

UIC, Ltd. posted a net income of S$31.8 million in 2004 from a net loss of S$121.6 million in 2003. This includes exceptional loss of S$61.68 million and S$121.61 million in 2004 and 2003, respectively, due to the deficit on revaluation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2004 is S$93.5 million up by 41.9% from last year's S$65.9 million. The increase was due mainly to gain on disposal of discontinued operations.

UIC, Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

2003 vs 2002

Foods reported a consolidated net sales and services of ₱23.4 billion for the fiscal year ended September 30, 2003 a 10.7% increase over the same period last year despite the depressed economic conditions prevailing in the region and highly competitive environment. Revenue growth was spearheaded by the solid performance of its core business Branded Consumer Foods Group, particularly its international operations in Southeast Asia. In addition, the Company's agro-industrial and commodity food group operations likewise posted a modest increase in revenue.

URC's gross margin improved by 10.0% to ₱6.0 billion compared to the same period last year of ₱5.5 billion. However, income from operations was lower by 14.7% to ₱1.5 billion due to higher operating expenses. Operating expenses increased by 21.5% to ₱4.6 billion as a result of expanding regional operations and sustained marketing activities.

Net income for fiscal year 2003 is up by 12.7% to ₱1.4 billion from last year's ₱1.3 billion resulting in earnings per share of ₱0.84 better than last year's ₱0.74.

Real estate and hotels generated total gross revenues of ₱4.3 billion for fiscal year 2003, almost the same level of ₱4.2 billion of total gross revenues for fiscal year 2002. RLC's Commercial Centers Division contributed 57% to the Company's gross revenues. Operating profit for the year was ₱907.8 million, an increase of 8% from ₱842.5 million the previous year. RLC's net income increased by 12% to ₱671 million compared to ₱600 million for the same period last year.

The Commercial Centers Division accounted for ₱2.4 billion of the real estate revenues for the year, as against ₱2.3 billion last year. The 6% increase in revenues of the Commercial Centers Division is due to the improved rental of space in existing malls in Ermita, Pampanga, Iloilo and Pasig, and the excellent take-up of new malls opened in Sta. Rosa, Cagayan De Oro and in Dasmarinas, Cavite.

The Company's High Rise Buildings Division realized gross revenues of ₱939 million, down by 14% from ₱1.1 billion last year due to the completion Robinsons Place Residences, the twin tower project in Ermita, Manila and the Robinsons Equitable Tower. . New projects (Bloomfields and Galleria Regency), however, started to contribute higher level of realized profits this year. The Division continues to enjoy stable recurring lease income from three of its office buildings, Galleria Corporate Center, Robinsons Equitable Tower and Robinsons Summit Center and a condominium, the Robinsons Place Residences. Rental income from these four buildings amounted to ₱135.5 million compared to ₱77.9 million over the same period last year on account of improved occupancy at Robinsons Summit Center. RLC will launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱583.7 million, a decrease of 18% from ₱711.6 million in revenues for the same period last year due to the closure of Manila Midtown Hotel on May 31, 2003. The remaining hotel properties, however, continue to enjoy satisfactory occupancy rates despite the slump in the industry.

The Housing and Land Development Division reported gross revenues of ₱332.9 million as against ₱183.5 million for the same period last year or an increase of 81%. The higher level of completion of existing projects resulted to better realized profits.

Telecommunications revenues rose to ₱6.47 billion for the year ended December 31, 2003 or a 15.5% increase from ₱5.60 billion for the year ended December 31, 2002. The increase was attributable to the ₱1.04 billion revenue by the wireless segment of the Company's business; that is, ₱300.4 million in DMPI and ₱743.8 million included in wireline voice revenue. This was partially affected by a drop in local toll revenue by 69.5% due to the increase in non-metered subscribers and domestic toll revenue by 16% brought about by the unabated growth in Short Messaging Services offered by CMTS providers. In addition, monthly recurring charges consisting of line rentals and foreign currency adjustments and installation charges also declined by 13.0% and 22.1%, respectively, in 2003. Data and internet services revenue remained flat between 2003 and 2002 contributing ₱340.9 million and ₱354.2 million, respectively, to DIGITEL 's consolidated revenues.

Costs and expenses ballooned to ₱7.0 billion for the year ended December 31, 2003, or a 61.6% increase from ₱4.35 billion for the year ended December 31, 2002. The increase is largely due to the costs and expenses of the wireless services segment amounting to ₱2.50 billion; i.e. ₱816.8 million in DMPI and ₱1.69 billion included in wireline voice segment. Primarily, this consisted of marketing, selling and cost of sales, network related expenses and staff-related and other administrative expenses.

As a result of the foregoing, DIGITEL incurred operating loss of ₱539.6 million in 2003 compared to operating income of ₱1.25 billion in 2002. It registered a net loss of ₱1.29 billion in 2003 as against net income of ₱112.6 million in 2002.

Air transportation revenues grew by 18.1% to ₱6.09 billion for the year ended December 31, 2003 from last year's ₱5.16 billion mainly due to improved domestic operations. On the other hand, operating expenses also increased by 18.4% due to the regional operations. This resulted to the decrease in operating income by 20% to ₱28.9 million as against last year's ₱36.1 million. In addition, provision for income tax significantly increased, from ₱2.45 million in 2002 to ₱5.78 million in 2003. Thus, net income substantially decreased by 75.6% to ₱6.77 million as against last year's net income of ₱27.7 million.

Petrochemicals revenues amounted to ₱6.71 billion for the fiscal year ended September 30, 2003, up by 54.4% over last year's ₱4.35 billion. With improved sales and lower interest charges, net losses decreased to ₱119 million in 2003 from last year's net loss of ₱847 million.

Textiles revenues slightly decreased by 6.4% to ₱2.04 billion for the year ended September 30, 2003 against last year's ₱2.18 billion. However, gross profit substantially increased to ₱282 million, 83.84% above from last year's ₱153 million due to higher selling prices and decrease in cost of sales. Last year's net loss of ₱83.8 million was recovered to this year's net income of ₱70.9 million.

Financial services, Robinsons Savings Bank generated net earnings after tax of ₱132.3 million for the year ended December 31, 2003, decreased by 15.8% from last year's net income of ₱157.0 million. As of December 31, 2003, total resources went down to ₱5.31 billion from last year's ₱6.21 billion. Loans slightly improved to ₱1.96 billion from last year's ₱ 1.90 billion while deposits declined to ₱3.85 billion from last year's ₱4.89 billion. **JG Summit Capital Markets Corporation** generated revenues of ₱249.5 million for the year ended December 31, 2003, slightly down by 4.3% from last year's revenues of ₱260.6 million. Net profit substantially dropped by 44.5% to ₱41.3 million for the year ended December 31, 2003 from last year's net profit of ₱75.4 million, mainly attributable to higher interest charges and income tax. As of December 31, 2003, total assets stood at ₱3.81 billion, significantly grew by 45.2% from last year's ₱2.63 billion mainly due to increase in trading account securities.

Other Business Interests, Printing revenues were posted at ₱135.9 million for the year ended December 31, 2003, up by 21.8% from last year's ₱173.8 million. Net profit remained flat at ₱0.9 million with 0.2% growth from last year. **Cambridge Electronics Corporation (CEC)** ceased commercial operation in July 11, 2003. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003.

Equity earnings were reported at ₱720.4 million for the year ended December 31, 2003, up by 10.9% from last year's equity earnings of ₱649.7 million.

First Private Power Corporation (FPPC), reported a net income of ₱1.03 billion, a 37.6% increase from last year's ₱750.71 million, mainly due to the gain on sale of investment amounting to ₱127.31 million and the substantial decrease of operating expenses by 45.3% to ₱7.09 million in 2003 as against ₱12.97 million in 2002.

UIC, Ltd. posted a net loss of S$121.61 million in 2003 from a net loss of S$134.23 million in 2002. This includes exceptional loss of S$187.50 million and S$206.96 million in 2003 and 2002, respectively, due to the deficit on revaluation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2003 is S$65.88 million

down by 9.4% from last year's S$72.73 million. The decrease was due mainly to lower rental income and loss on sale of associated companies partially offset by lower tax expense.

UIC, Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

2002 vs 2001

Foods generated consolidated net sales and services of ₱21.2 billion for the fiscal year ended September 30, 2002, up by ₱2.3 billion or 12.0% over last year's ₱18.9 billion net sales and services. Despite the economic slowdown in 2002, revenue growth was attained due to the continued solid performance of its core business, branded consumer foods group, particularly its international operations in Southeast Asia and China. Likewise, the Company's agro-industrial and commodity food group operations posted substantial increase in revenue.

URC's gross profit margins increased by ₱170.7 million or 3.2%, to ₱5.5 billion in fiscal year 2002 from ₱5.3 billion in fiscal year 2001. Income from operations also grew from ₱1.4 billion to ₱1.7 billion, translating into a 26.7% increase. This is attributable to URC's sustained marketing activities, continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income for fiscal year 2002 increased by ₱192.9 million, or 18.2% to ₱1.3 billion from last year's ₱1.1 billion.

Real estate and hotels revenues were ₱4.29 billion for fiscal year 2002, an impressive increase of 25.8% from ₱3.41 billion of total gross revenues for fiscal year 2001. The growth is largely attributed to the consistent high-level performance of RLC's Commercial Centers Division which contributed 54% to the Company's gross revenues.

Operating profit for the year was ₱842.5 million, a decrease of 21% from ₱1.07 billion the previous year due to additional depreciation amounting to about ₱406 million which resulted from the change in depreciable life of building and improvements from 33 years to 20 years. The adjustment was made to better reflect the estimated period during which these assets will remain in service.

RLC's net income decreased by 25% to ₱599.9 million compared to ₱801.8 million for the same period last year on account of increased depreciation.

Revenues of the Commercial Centers Division amounted to ₱2.3 billion as against ₱1.49 billion last year. The 54% improvement is due to the improved rental of space in existing malls and the excellent take-up of new malls opened in Iloilo, Pampanga, Novaliches and Pasig.

RLC's High Rise Building Division realized gross revenues of ₱1.09 billion, up by 29% from ₱855 million last year. The unprecedented growth is largely due to the success of Robinsons Place Residences, the twin tower project in Ermita, Manila. Additionally, the Division continues to enjoy recurring lease income from three of its office buildings. Rental income amounted to ₱72.1 million compared to ₱49.5 million over the same period last year. RLC will launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱711.6 million, a decrease of 5.4% from ₱751.9 million in revenues for the same period last year. RLC's hotel, however, continue to enjoy satisfactory occupancy rates despite the slump in the industry.

The Housing and Land Development Division reported gross revenues of ₱183.4 million as against ₱305.2 million for the same period last year or a decline of 40%. The division's operations have been affected by the unfavorable outlook of the housing industry as a whole.

Telecommunications revenues dropped to ₱5.60 billion for the year ended December 31, 2002 or a 14.05% decrease from ₱6.52 billion for the year ended December 31, 2001. The drop in revenues is attributable to the decline in fixed – line revenues. Largely, this is due to the decrease in local and domestic toll traffic resulting from the growing popularity of the Short Messaging Service offered by CMTS providers. Local and domestic toll revenues declined to ₱180.0 million and ₱1.14 billion or by 15.5% and 14.0% respectively, in 2002. In addition, monthly recurring charges consisting of line rentals and foreign currency adjustments and installation charges also declined to ₱2.04 billion and ₱92.0 million or by 6.8% and 29.2% respectively, in 2002. The drop in revenue was also brought, in part, by Digitel's recognition in 2001 of additional international toll revenues arising from access charges claimed from a local carrier for terminating inward international calls to the Company's fixed line subscribers. Data and internet services revenue remained flat between 2002 and 2001 contributing ₱354.2 million and P 358.4 million respectively, to consolidated revenues.

DIGITEL's operating expenses decreased to ₱4.58 billion for the year ended December 31, 2002, or a 9.8% decrease from ₱5.08 billion for the year ended December 31, 2001. The decrease is attributable to lower depreciation and amortization expenses primarily due to fully depreciated assets by the end of 2001. In addition, lower provisions for doubtful accounts were booked due to improved collections on inter-carrier accounts. Advertising and promotion likewise declined substantially as a result of the discontinued thematic campaign initiated in 2001. Partially offsetting these decreases are (a) increase in rental arising from data business expansion (b) higher employee-related expenses and (c) incremental outside service costs associated with DIGITEL's additional network and customer center facilities.

As a result of the foregoing, DIGITEL generated operating income of ₱1.02 billion in 2002. This posted a 28.7% decrease from ₱1.43 billion in 2001. It registered a net loss of ₱124.8 million in 2002 as against a net income of ₱157.2 million in 2001.

Air transportation revenues improved by 37.1% to ₱5.16 billion for the year ended December 31, 2002 from last year's ₱3.76 billion. Such improvement was mainly attributed to international operations that started in November 2001. However, operating expenses significantly increased also due to the international flight operations, which decreased operating income to ₱36.1 million from last year's ₱61.9 million. On the other hand, net income went up by 23.4% to ₱27.7 million for the year ended December 31, 2002 as a result of decrease in provision for income tax by 93.7%, to ₱2.4 million in 2002 as against ₱38.7 million in 2001.

Petrochemicals revenues amounted to ₱4.35 billion for the fiscal year ended September 30, 2002, up by 9.7% over last year's ₱3.96 billion. With improved sales and lower interest charges, net losses for 2002 were narrowed to ₱0.85 billion from last year's net loss of ₱1.09 billion.

Textiles revenues went up to ₱2.18 billion for the fiscal year ended September 30, 2002, or a 5.4% increase over last year's ₱2.06 billion. Despite slight improvement in revenues, textiles business swung to a year loss of ₱83.8 million for the fiscal year ended September 30, 2002 compared to last year's net profit of ₱147.6 million due to lower gross profit, higher freight and selling expenses and booking of provision for inventory obsolescence.

Financial services, Robinsons Savings Bank generated net earnings after tax of ₱157.0 million for the year ended December 31, 2002, significantly increased from last year's net income of ₱75.2 million. As of December 31, 2002, total resources substantially grew to ₱6.21 billion from last year's ₱2.99 billion due to acquisition of additional branches in 2002. Loans improved to ₱1.90 billion from last year's ₱1.51 billion while deposits grew to ₱4.89 billion from last year's ₱1.10 billion. **JG Summit Capital Markets Corporation** generated revenues of ₱260.6 million for the year ended December 31, 2002, slightly down by 1.0% from last year's revenues of ₱258.6 million. Despite slight drop in revenues, net profit soared to ₱74.8 million for the year ended December 31, 2002 from last year's net profit of ₱22.8 million, mainly attributable to lower interest charges. As of December 31, 2002, total assets stood at ₱2.63 billion, slightly up by 7.4% from last year's ₱2.45 billion.

Other Business Interests, Electronics revenues were reported at ₱495.2 million, down by 40.7% from last year's ₱835.4 million due to lower sales volume and average selling price. Net loss for the year ended September 30, 2002 increased by 17.8% to ₱40.4 million from last year's ₱34.3 million. **Printing** revenues were posted at ₱173.8 million for the year ended December 31, 2002, up by 13.8% from last year's ₱152.6 million. Net profit grew by 4.2% to ₱0.9 million in 2002.

Equity earnings were reported at ₱649.7 million for the year ended December 31, 2002, up by 28.7% from last year's equity earnings of ₱504.6 million.

UIC, Ltd. posted a net loss of S$134.23 million in 2002 from a net loss of S$21.51 million in 2001. This includes exceptional loss of S$206.96 million and S$77.59 million in 2002 and 2001, respectively, due to the deficit on revaluation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2002 is S$72.73 million, up by 29.7% from last year's S$56.08 million. The improvement in profit was primarily a result of lower finance costs and provision for foreseeable losses in properties held for sale.

UIC, Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

FINANCIAL RESOURCES AND LIQUIDITY

2004 vs 2003

As of December 31, 2004, the Company's balance sheet remains solid, with consolidated assets of ₱176.28 billion, an increase of 1.6% from last year's ₱173.42 billion. Current ratio stood at 1.62:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.58:1 as of December 31, 2004 from last year's 0.73:1, financial debt to equity ratio also followed the same trend from 1.38:1 in 2003 to 1.03:1 in 2004.

Cash & cash equivalents totaled ₱8.02 billion as of December 31, 2004, down by 20.1% from last year's ₱10.03 billion. Temporary cash investments, which consist mostly of investments in foreign currency denominated debt securities, decreased by 22.6%. The principal sources of cash were from operating activities amounting to ₱10.2 billion and from preferred stock issuance amounting to ₱2.11 billion and other sources. Cash was principally used to pay-off maturing debts during the period and for the capital expenditure program of the Company's operating subsidiaries. The Company does not expect any liquidity problems that may arise in the near future.

- Receivables grew to ₱17.32 billion as of December 31, 2004 from last year's ₱16.42 billion mainly due to higher finance receivables from the Company's bank subsidiary and trade receivables.

Inventories increased by 10.3% from ₱8.52 billion as of December 31, 2003 to ₱9.39 billion as of December 31, 2004 mainly due to higher costs of imported raw materials which increased its balance from ₱1.9 billion in 2003 to ₱2.7 billion in 2004.

Other current assets increased by 20.9% from last year's ₱2.11 billion to ₱2.55 billion mainly due to increase in input taxes.

Investment in real properties rose by 7.78% from ₱16.83 billion as of December 31, 2003 to ₱18.14 billion as of December 31, 2004 due to aggressive construction of various mall projects of the real estate business of the Company.

Other assets went up substantially by 62.8% from ₱6.0 billion as of December 31, 2003 to ₱9.8 billion as of December 31, 2004 mainly due to ₱3.2 billion additional security deposits of Cebu Air for acquisition of new aircrafts in 2005.

Accounts payable grew by 17.7% from ₱16.7 billion as of December 31, 2003 to ₱19.6 billion as of December 31, 2004 due to increased finance liabilities from the Company's bank subsidiary and higher accrued expenses.

Notes payable decreased by 24.4% from ₱11.13 billion as of December 31, 2003 to ₱8.41 billion as of December 31, 2004 due to settlement of short-term loans mostly obtained from local banks.

Long-term debt, including current portion, went down by 14.3% from ₱69.16 billion as of December 31, 2003 to ₱59.28 billion as of December 31, 2004, due mainly to maturity US$200 million 8.375% bonds.

Total liabilities, excluding minority interest, slightly decreased by 4.07% from ₱104 billion as of December 31, 2003 to ₱99.78 billion as of December 31, 2004.

Minority interest in consolidated subsidiaries went down by 6.15% from ₱11.22 billion as of December 31, 2003 to ₱10.53 billion as of December 31, 2004 due to increase in share of minority in the losses of DIGITEL and JGSPC.

Stockholders' equity stood at ₱65.97 billion as of December 31, 2004, a 13% improvement from last year's ₱58.19 billion. Book value per share improved from ₱8.56 per share as of December 31, 2003 to ₱9.71 a share as of December 31, 2004.

2003 vs 2002

As of December 31, 2003, the Company's consolidated assets stood at ₱173.42 billion, an increase of 19.7% from last year's ₱144.83 billion. Current ratio stood at 1.50:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.73:1 as of December 31, 2003 from last year's 0.65:1, though financial debt to equity ratio increased to 1.38:1 in 2003 from 1.00:1 in 2002.

Cash & cash equivalents totaled ₱10.03 billion as of December 31, 2003, up by 24.4% from last year's ₱8.06 billion. The principal sources of cash were from financing activities amounting to ₱24.8 billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the

Company's operating subsidiaries and debt refinancing. Temporary cash investments, which consist mostly of investments in debt securities, went up by 143.8%. This is due to additional investments in dollar bonds by URC and JG Philippines. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from ₱19.49 billion to ₱37.90 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables grew to ₱16.42 billion as of December 31, 2003 from last year's ₱14.86 billion mainly due to higher accrued interest from outstanding investments.

Inventories slightly decreased by 3.9% from ₱8.86 billion as of December 31, 2002 to ₱8.52 billion as of December 31, 2003.

Equity investments and advances remained flat with a minor increase of 5.7% from ₱16.92 billion in 2002 to ₱17.88 billion as of December 31, 2003. The equity income taken up by the Company during the year amounted to ₱720.4 million.

Investment in real properties rose by 10.84% from ₱15.19 billion as of December 31, 2002 to ₱16.83 billion as of December 31, 2003 due to aggressive construction of various mall projects of the real estate business of the Company.

Property, plant and equipment went up by 11.4% from last year's ₱60.84 to ₱67.75 as of December 31, 2003. The growth was attributable mainly to intensified capital structure build-up of DIGITEL caused by its undertaking into the mobile phone business.

Other assets went down by 15.0% from ₱6.0 billion as of December 31, 2002 to ₱5.20 billion as of December 31, 2003 mainly due to adoption of SFAS 38 / IAS 38 which requires expenditures on start up and research be expensed as incurred. Accordingly, certain subsidiaries changed the method of accounting for developmental and preoperating expenses and reversed this unamortized portion to conform to the standard.

Accounts payable slightly grew by 6.9% from ₱15.6 billion as of December 31, 2002 to ₱16.68 billion as of December 31, 2003 due to higher trade payables.

Notes payable substantially increased by 11.3% from ₱10.00 billion as of December 31, 2002 to ₱11.13 billion as of December 31, 2003 due to additional short-term loans obtained from foreign and local banks.

Long-term debt, including current portion, considerably increased by 50.4% from ₱45.99 billion as of December 31, 2002 to ₱69.16 billion as of December 31, 2003, due to issuance of $425 million bonds and additional borrowings from foreign and local banks. The issuance of bonds and availment of loans are partially offset by maturity of the outstanding balance of bonds in December 2003.

Total liabilities, excluding minority interest, increased by 31.5% from ₱79 billion as of December 31, 2002 to ₱104 billion as of December 31, 2003.

Minority interest in consolidated subsidiaries grew by 14.5% from ₱9.8 billion as of December 31, 2002 to ₱11.2 billion as of December 31, 2003 due to conversion of advances to equity.

Stockholders' equity stood at ₱58billion as of December 31, 2003, a 4% improvement from last year's ₱56 billion. Book value per share improved from ₱8.24 per share as of December 31, 2002 to ₱8.56 a share as of December 31, 2003.

2002 vs 2001

As of December 31, 2002, the Company's financial position remains strong, with consolidated assets of ₱144.83 billion, an increase of 3.6% from last year's ₱139.74 billion. Current ratio stood at 1.10:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.65:1 as of December 31, 2002 from last year's 0.70:1 and financial debt to equity ratio of 1.00:1, slightly decreased from last year's 1.10:1.

Cash & cash equivalents totaled ₱8.06 billion as of December 31, 2002, up by 132.7% from last year's ₱3.46 billion. The principal sources of cash were from operating activities amounting to ₱12.8 billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and payment of short-term borrowings. Temporary cash investments, which consist mostly of investments in debt securities, went down by 34.4%. This is due to termination of cash investments to pay-off short-term obligations. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱20.88 billion to ₱19.49 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables remained flat at ₱14.86 billion as of December 31, 2002, up by 1.5% from last year's ₱14.48 billion mainly due to higher trade receivables.

Inventories-net fell by 12.9% from P10.18 billion as of December 31, 2001 to ₱8.86 billion as of December 31, 2002 as costs of completed high-rise units amounting to ₱1.63 billion were reclassified to Investment in Real Properties.

Equity investments and advances remained flat with a slight decrease of 2.6% from ₱17.38 billion in 2001 to ₱16.92 billion in 2002. Although equity income taken up by the Company during the year amounted to ₱649.7 million, the account declined due to the offsetting effect of the sale of stake in Toledo Power Corporation and reclassification of advances to receivables.

Investment in real properties-net soared 14.5% from ₱13.27 billion as of December 31, 2001 to ₱15.19 billion as of December 31, 2002 due to reclassification of costs of high-rise completed units. Aggressive construction of various mall projects of real estate business of the Company also contributed to the upsurge.

Property, plant and equipment went up by 6.6% from last year's ₱57.05 billion to ₱60.84 as of December 31, 2002. The growth was attributable to intensified capital structure build-up of DIGITEL caused by its undertaking into the mobile phone business and due to expansion of URC's packaging and flourmill plant facilities.

Other assets went up by 43.5% from ₱5.16 billion as of December 31, 2001 to ₱7.02 billion as of December 31, 2002 mainly due to DIGITEL's investment in escrow account representing US dollar time deposits and money market funds with a foreign bank. This investment is exclusively reserved for GSM-related projects.

Accounts payable grew by 33.7% from ₱11.55 billion as of December 31, 2001 to ₱15.6 billion as of December 31, 2002 mainly due to increased payables relative to increased deposit liabilities following the expansion of Robinsons Savings Bank branch network.

Notes payable dropped by 11.8% from ₱11.34 billion as of December 31, 2001 to ₱10.00 billion as of December 31, 2002 due to payments of foreign currency denominated short-term borrowings.

Long-term debt, including current portion, decreased slightly by 2.1% from ₱46.97 billion as of December 31, 2001 to ₱45.98 billion as of December 31, 2002, as the Company paid outstanding balance of US$ 200 million Global Medium Term Notes in May 2002. The payment, however, was partially offset by the issuance of US$ 100 million medium-term guaranteed note in January 2002 and the additional borrowing from a local bank to finance the expansion of URC's packaging plant facilities.

Total liabilities, excluding minority interest, increased by 5.2% from ₱74.98 billion as of December 31, 2001 to ₱79.02 billion as of December 31, 2002.

Minority interest in consolidated subsidiaries dropped by 13.05% from ₱11.29 billion as of December 31, 2001 to ₱9.8 billion as of December 31, 2002 due to increase in percentage of ownership of the Company in URC and RLC.

Stockholders' equity stood at ₱56.0 billion as of December 31, 2002, a 4.7% improvement from last year's ₱53.47 billion. Book value per share improved from ₱7.87 a share as of December 31, 2001 to ₱8.24 a share as of December 31, 2002.

PROSPECTS FOR NEXT YEAR

Over the next few years, the Company expects to invest the bulk of its capital expenditures on fast-growing industries with large markets, specifically wireless communications and data, commercial property development and branded consumer foods business in other parts of Asia. Additional capital expenditures in the Company's other business units are expected to be more extensive due to greater opportunities within these business units to continue increase asset utilization and expand returns on capital employed.

DISCLOSURE OF EFFECTS OF PESO DEPRECIATION AND OTHER CURRENT EVENTS

Refer to Management Discussion and Analysis on pages 29-43 of this report and Note 11 of the Consolidated Financial Statements.

Item 8. Financial Statements

The Consolidated financial statements and schedules listed in the accompanying Index to Financial Statements and Supplementary Schedules (pages 59-108) are filed as part this Form 17-A.

Item 9. Information on Independent Accountant and other Related Matters

A. External Audit Fees and Services

Audit and Audit - Related Fees

External audit fee for calendar years 2004 and 2003 are the same, amount of which is ₱948,750 only.

No other services was provided by external auditors to the Company for the past two years.

B. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

NONE.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 10. Directors and Executive Officers of the Registrant

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The names and ages of directors and executive officers of the Company are as follow:

1. DIRECTORS

Director, Chairman Emeritus	John Gokongwei, Jr.	78	Filipino
Director, Chairman and Chief Executive Officer	James L. Go	65	Filipino
Director, President and Chief Operating Officer	Lance Y. Gokongwei	38	Filipino
Director, Senior Vice President	Ignacio Gotao	76	Filipino
Director	Lily G. Ngochua	73	Filipino
Director	Patrick Henry C. Go	34	Filipino
Director	Gabriel C. Singson	75	Filipino
Director (Independent)	Ricardo J. Romulo	71	Filipino
Director (Independent)	Cornelio T. Peralta	71	Filipino
Director (Independent)	Jose T. Pardo	65	Filipino

2. MEMBER OF ADVISORY BOARD

Member of Advisory Board	Oscar S. Reyes	58	Filipino
Member of Advisory Board	Aloysius B. Colayco	54	Filipino
Member of Advisory Board	Washington SyCip	83	Filipino

3. EXECUTIVE OFFICERS

Senior Vice President/Chief Financial Officer- Treasurer	Eugenie ML. Villena	56	Filipino
Senior Vice President - Corporate Controller	Constante T. Santos	56	Filipino
Corporate Secretary	Rosalinda F. Rivera	34	Filipino

All of the above directors and officers have served their respective offices since the Company's formation in 1990 except for the following: Mr. John Gokongwei, Jr., Mr. James L. Go and Mr. Lance Y. Gokongwei who were appointed Chairman Emeritus, Chairman and Chief Executive Officer, and President and Chief Operating Officer, respectively, effective January 1, 2002; Mr. Gabriel C. Singson who was elected in August 1999; Mr. Patrick Henry C. Go who was appointed in January 2000; Messrs. Ricardo J. Romulo and Cornelio T. Peralta who were elected in July 2000; and Jose T. Pardo who was elected in August 2003. Among the members of the Advisory Board, Messrs. Oscar S. Reyes, Aloysius B. Colayco and Washington Sycip were appointed in August 2001.

Messrs. Ricardo J. Romulo, Cornelio T. Peralta and Jose T. Pardo are the "Independent Directors" of the Company as defined under SRC Rule 38.1.

The directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

Directors

A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

1. **John Gokongwei, Jr**., 78, is the founder and Chairman Emeritus of JG Summit Holdings, Inc. (JGSHI). He had been Chairman of the Board of Directors and Chief Executive Officer of JGSHI until his retirement and resignation from this position effective December 31, 2001. He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently the Chairman of the Gokongwei Brothers Foundation, Inc. (GBFI); Deputy Chairman and Director of United Industrial Corporation, Ltd. (UIC) and Singapore Land, Ltd. (Singland), and a director of JG Summit Capital Markets Corporation (JGSCMC), Digital Telecommunications, Phils. Inc. (DIGITEL) and Oriental Petroleum and Minerals Corporation (OPMC). He is also a non-executive director of A. Soriano Corporation and Philex Mining Corporation. Mr. John Gokongwei, Jr. received a Masters in Business Administration from De La Salle University and attended the Advanced Management Program at Harvard University.

2. **James L. Go**, 65, is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (JGSHI). He had been President and Chief Operating Officer of JGSHI and was elected to his current position effective January 1, 2002 upon the resignation of Mr. John Gokongwei, Jr. as Chairman. As Chairman and Chief Executive Officer, he heads the Executive Committee of JGSHI. He is currently the Chairman and Chief Executive Officer of Universal

Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), Manila Midtown Hotels and Land Corporation (MMHLC), Litton Mills, Inc. (LMI), CFC Corporation (CFC), Universal-Robina Sugar Milling Corporation (URSUMCO), Southern Negros Development Corporation (SONEDCO), Robinsons, Inc. and OPMC. He is also President and Trustee of GBFI and a director and Vice Chairman of DIGITEL. He is also a director of First Private Power Corporation, Bauang Private Power Corporation, Cebu Air, Inc., Panay Electric Co., UIC, Singland, Marina Center Holdings, Inc. and JGSCMC. Mr. James L. Go received a Bachelor of Science and a Masters of Science in Chemical Engineering from Massachusetts Institute of Technology.

3. **Lance Gokongwei,** 38, is the President and Chief Operating Officer of JG Summit Holdings, Inc. (JGSHI). He had been Executive Vice President of JGSHI and was elected President and Chief Operating Officer effective January 1, 2002 upon the resignation of Mr. James L. Go as President. He is also President and Chief Operating Officer of URC, RLC, JGSPC and LMI. He is also President and Chief Executive Officer of Cebu Air, Inc. and DIGITEL, Chairman and Chief Executive Officer of Robinsons Savings Bank (RSB), President of Digital Information Technology Services, Inc. (DITSI), Vice Chairman of JGSCMC, and a director of UIC, and Singland. He is also trustee, secretary and treasurer of GBFI. Mr. Lance Y. Gokongwei received a Bachelor of Science in Economics and a Bachelor of Science in Applied Science from the University of Pennsylvania.

4. **Ignacio Gotao,** 76, is a director and Senior Vice President of JG Summit Holdings, Inc. He is also a director of RLC and CFC Corporation. Mr. Ignacio Gotao attended the Colegio de San Jose in Cebu City.

5. **Lily G. Ngochua,** 73, has been a director of JG Summit Holdings, Inc. since its formation in 1990. She is responsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu. Mrs. Lily G. Ngochua received a Bachelor of Arts degree from Maryknoll College in Quezon City in 1957.

6. **Patrick Henry C. Go,** 34, is a director of JGSHI. He is also a director and Vice President of URC and a director of RLC, CFC, JG Cement Corporation, RSB and JGSPC where he is also First Vice President for Sales and Marketing. He is a trustee of GBFI. Mr. Patrick Henry C. Go received a Bachelor of Science degree in Management from the Ateneo de Manila University and attended a General Manager Program from Harvard Business School. Mr. Patrick Henry C. Go is the nephew of Mr. John Gokongwei, Jr.

7. **Gabriel C. Singson,** 75, has been a director and Senior Adviser of JG Summit Holdings, Inc. since 1999. He is the Chairman of the Board of Directors and President of JG Summit Capital Markets Corporation, director of United Industrial Corporation, Ltd., Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the Gokongwei Brothers Foundation, Inc. and of the Tan Yan Kee Foundation. He is also Chairman of Great Pacific Life Insurance. He was former Governor of the Bangko Sentral ng Pilipinas (1993-1999) and President of the Philippine National Bank (1992-1993). Mr. Gabriel C, Singson obtained his LL. B degree, cum laude, from the Ateneo Law School and received his Master of Laws from the Michigan Law School as a Dewitt Fellow and Fulbright scholar.

8. **Ricardo J. Romulo,** 71, was elected director of the Company on July 26, 2000. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & De Los Angeles Law Office. Mr. Romulo is also Chairman of BASF Philippines, Inc., Federal Phoenix Assurance Company, Inc., Digital Telecommunications Phils., Inc. and InterPhil Laboratories, Inc. He is a director of

SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank, IBM Philippines, Inc. and Zuellig Pharma Corporation.

9. Cornelio T. Peralta, 71, was elected director of the Company on July 26, 2000. He is a director of Kimberly Clark Phils. Inc., University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc., Wan Hai Lines Philippines Inc., and of CEOs Inc. and Grow Holdings Phils. Inc., where he is also one of the incorporators. He is also appointed Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. and former President of P T Kimsari Paper Indonesia.

10. Jose T. Pardo, 65, was elected director of JGSHI on August 6, 2003. He is presently the Chairman of Philippine Savings Bank, Associated Broadcast Corporation (ABC 5), Franchise One Corporation, and Electronic Commerce Payment Networks, Inc. (ECPay). He is also a director of Bank of Commerce, San Miguel Pure Foods Co., Inc. and Coca-Cola Bottlers Phil.,Inc. He also held positions in government as former Secretary of the Department of Finance and former Secretary of the Department of Trade and Industry. Mr. Jose T. Pardo obtained his Bachelor of Science in Commerce, Major in Accounting and his Masters Degree in Business Administration from the De La Salle University.

Members of Advisory Board

1. Oscar S. Reyes, 58, is a member of the advisory board of JG Summit Holdings, Inc. appointed in August 2001 and is a director of Universal Robina Corporation. He is also a director/adviser of Pilipinas Shell Petroleum Corporation as well as other major corporations. He was Country Chairman and Chief Executive Officer of various Shell companies in the Philippines after holding various positions in the institution worldwide. He was Chairman of the Philippine Institute of Petroleum, Inc. and Director and Treasurer of the Management Association of the Philippines, trustee of Philippine Business for Social Progress, Philippine Business for the Environment and Asia-Europe Foundation of the Phils., Inc. He is the United Nations National Ambassador for HIV-AIDS in the Philippines.

2. Aloysius B. Colayco, 54, was appointed to the advisory board of JG Summit Holdings Inc. in August 2001 and is presently the Country Chairman for the Jardine Matheson Group in the Philippines. He is also managing director of Argosy Partners, a private equity firm. He is Chairman of Republic Cement, director of WGA, and director of the Genesis Emerging Markets Fund, a London listed investment fund. Previously, Mr. Colayco was president of AIG Investment Corporation in New York, the AIG subsidiary responsible for managing the Group's investment portfolios outside the US (primarily Europe, Asia, Latin America, the Middle East and Africa).

4. Washington SyCip, 83, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is the founder of The SGV Group, a firm of auditors and management consultants, with operations throughout East Asia. He is also Chairman, Board of Trustees and Governors of the Asian Institute of Management, Chairman of the Asia Pacific Advisory Committee of the New York Stock Exchange, member of Board of Overseers, Columbia University's Graduate School of Business and member of the International Advisory Board of American International Group and Harvard University Asia Center. He received the Management Man of the Year conferred by the Management Association of the Philippines and Ramon Magsaysay Award for International Understanding.

Executive Officers

1. Eugenie ML Villena, 56, is Senior Vice President and Chief Financial Officer-Treasurer of JG Summit Holdings, Inc. where she is responsible for finance and treasury operations. She is also Senior Vice President–Chief Financial Officer of URC. Prior to joining the

Company in 1980, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities, Co., Inc. She is a member of the Financial Executives Institute of the Philippines. Mrs. Eugenie ML. Villena received her Bachelor of Science in Business Administration and a Masters in Business Administration from the University of the Philippines.

2. **Constante T. Santos,** 56, is Senior Vice President - Corporate Controller of JG Summit Holdings, Inc. He is also Senior Vice President– Corporate Comptroller of URC and RLC. Prior to joining the Company in 1986, he practiced public accounting with SyCip, Gorres, Velayo & Co. in the Philippines and Ernst & Whinney in the United States. He is a member of the Philippine Institute of Certified Public Accountants. Mr. Constante T. Santos received his Bachelor of Science in Business Administration from the University of the East and attended the Management Development Program at the Asian Institute of Management.

3. **Rosalinda F. Rivera**, 34, was appointed Corporate Secretary of the Corporation on August 6, 2003 and has been Assistant Corporate Secretary since May 2002. She is also Corporate Secretary of URC, RLC, JGSPC, CFC and JG Cement Corporation. Prior to joining the Group, she was a Senior Associate in Puno and Puno Law Offices. Ms. Rosalinda F. Rivera received a degree of Juris Doctor from the Ateneo de Manila University School of Law and a Masters of Law in International Banking from the Boston University School of Law.

SIGNIFICANT EMPLOYEE

There are no persons who are not executive officers of the Company who are expected to make a significant contribution to the business.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS WHICH OCCURRED DURING THE PAST FIVE YEARS.

None.

FAMILY RELATIONSHIPS

1. Mr. James L. Go is the brother of John Gokongwei, Jr.
2. Mr. Lance Y. Gokongwei is the son of John Gokongwei, Jr.
3. Ms. Lily Ngochua is the sister of John Gokongwei, Jr.
4. Mr. Patrick Henry C. Go is the nephew of John Gokongwei, Jr.

Item 11. Executive Compensation

The aggregate compensation of executive officers and directors of the Company for the last 3 years and projected for the ensuing year (2005) are as follows:

	ACTUAL					
				2004		
	Salary	Bonus	Others	Total	2003	2002
A. CEO and Five (5) most highly compensated Executive officer	₱36,820,320	₱1,500,000	₱1,620,000	₱39,940,320	₱39,604,800	₱39,085,018
All directors and executive officers as a group unnamed	₱58,024,677	₱2,700,000	₱1,990,000	₱62,714,677	₱61,370,267	₱46,969,068

	PROJECTED 2005			
	Salary	Bonus	Others	Total
A. CEO and Five (5) most highly compensated Executive officer	₱39,397,742	₱1,500,000	₱1,620,000	₱42,517,742
All directors and executive officers as a group unnamed	₱62,086,404	₱2,700,000	₱1,990,000	₱66,776,404

The following are the five (5) highest compensated directors/or executive officers of the Company; 1. Chairman Emeritus- John Gokongwei, Jr.; 2. Director, Vice Chairman and Executive Vice President - Johnson Robert L. Go; 3. Director, Chairman and CEO – James L. Go; 4. Director, President and COO– Lance Y. Gokongwei; and 5. Executive Officer – Ignacio Gotao.

Standard or Other Arrangements Pursuant to which any Director of the Company was Compensated

Each of the Directors of the Company are paid a director's fee of ₱8,000 for every board meeting attended.

Terms and Conditions of any Employment Contract or any Compensatory Plan or Arrangement between the Company and the Executive Officers.

None.

Outstanding Warrants or Options Held by the Company's CEO, the Executive Officers and Directors.

None.

Item 12. Security Ownership of Certain Beneficial Owners and Management

As of December 31, 2004, the Company is not aware of anyone who beneficially owns in excess of 5% of JG Summit's capital stock except as set forth in the table below:

(1) SECURITY OWNERSHIP OF CERTAIN RECORD AND BENEFICIAL OWNERS

Class	Names and Addresses of record owners and relationship with the Corporation	Names of beneficial owner and relationship with record owner	Citizenship	No. of Shares Held	% to Total
Common	John Gokongwei, Jr. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder and Chairman Emeritus)	John Gokongwei, Jr.	Filipino	1,875,481,099 (see note 4)	27.59%
Common	Gokongwei Brothers Foundation, Inc. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder)	(see note 1)	Filipino	1,129,135,267	16.61%
Common	Equitable PCI Bank No. 203-78848-4 Equitable PCI Bank Tower 1, Makati Ave. Corner H.V. dela Costa St., Makati City (stockholder)	(see note 2)	Filipino	1,033,319,225	15.20%
Common	PCD Nominee Corporation (Filipino) GF MKSE Building 6767 Ayala Avenue, Makati City (stockholder)	(see note 3)	Filipino	1,014,534,412	14.90%

Notes:

1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John Gokongwei, Jr.

2 Equitable PCI Bank is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Corporation.

3 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Corporation's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private Corporation organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, Macquarie Securities (Philippines) holds for various trust accounts 615,942,472 shares representing 9.06% of the Corporation's outstanding capital stock as of December 31, 2004. The securities are voted by the trustee's designated officers who are not known to the Corporation.

4 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

(2) SECURITY OWNERSHIP OF MANAGEMENT AS OF DECEMBER 31, 2004:

Class	Names of shareholder	Position	Amount and nature Of Ownership	Citizenship	% to Total
A. Named Executive Officers [1]					
Common	1. John Gokongwei, Jr.	Chairman Emeritus	1,875,481,099[2]	Filipino	27.59%
Common	2. James L. Go	Director, Chairman and CEO	204,984,656	Filipino	3.02%
Common	3. Lance Y. Gokongwei	Director, President and COO	235,513,855[3]	Filipino	3.46%
Common	4. Ignacio Gotao	Director, SVP	29,882,114	Filipino	.44%
	Sub-Total		2,345,861,724		34.51%
B. Other Directors and Executive Officers					
Common	5. Lily Ngochua	Director	74,391,775	Filipino	1.09%
Common	6. Patrick Henry C. Go	Director	93,500	Filipino	*
Common	7. Gabriel C. Singson	Director	1	Filipino	*
Common	8. Jose T. Pardo	Director (Independent)	1	Filipino	*
Common	9.Ricardo J. Romulo	Director (Independent)	1	Filipino	*
Common	10. Cornelio T. Peralta	Director (Independent)	11,000	Filipino	*
	Sub-Total		74,496,278		1.09%
C. All directors and executive officers as a group unnamed			2,420,358,002		35.60%

1 Chief Executive Officer and four (4) most highly compensated executive officers as of December 31, 2004.

2 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

3 Sum of shares in the name of "Lance Gokongwei. " and "Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 668,575 and 234,845,280 shares, respectively.

* Less than 0.01%.

(3) VOTING TRUST HOLDERS OF 5% OR MORE

As of December 31, 2004, there are no persons holding more than 5% of a class under a voting trust or similar agreement.

(4) CHANGES IN CONTROL

None

Item 13. Certain Relationships and Related Transactions

See Note 23 (Related Party Transactions Disclosures) of the Notes to Consolidated Financial Statements.

The Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with other affiliated companies, consisting principally of sales and purchases at market prices and advances made and obtained.

PART IV – CORPORATE GOVERNANCE

Item 14. Corporate Governance

Adherence to the principles and practices of good corporate governance, as embodied in its Corporate Governance Manual, has been reinforced by continuous improvement by the Company in order to implement good governance and management practices.

The Board of Directors has approved its Corporate Governance Compliance Evaluation System in late 2003 in order to check and assess the level of compliance of the Company with leading practices on good corporate governance as specified in its Corporate Governance Manual and pertinent SEC Circulars. The System likewise highlights areas for compliance improvement and actions to be taken. One of the system's output is the Annual Corporate Governance Compliance Evaluation Form submitted to the SEC and PSE on or before January 30 of every year starting with calendar year 2003.

Likewise, JG Summit Holdings, Inc. has consistently strived to raise its level of reporting to adopt and implement prescribed international Accounting Standards.

PART V - EXHIBITS AND SCHEDULES

Item 15. Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits

The other exhibits, as indicated in the Index to Exhibits are either not applicable to the Company or require no answer.

(b) Reports on SEC Form 17-C

The following are the reports filed on SEC Form 17-C during the last six months prior to December 31, 2004:

Date of Report	Items Reported
July 23, 2004	1. Notice of Cash Dividend Declaration 2. Election of Officers, Members of the Advisory Board, Members of Executive Committee of the Board and Members of the Governance Committees of the Corporation. 3. Election of Members of the Board of Directors and approval by the stockholders of the amendment of By-Laws of the Corporation.
July 28, 2004	Clarification of News Articles entitled "JG Summit expects first-half net to fall" and "JG Summit sees income drop."
July 30, 2004	1. Clarification of news article entitled "JG Summit to settle part of $102-M bonds in September." 2. Letter to PSE dated July 26, 2004

	regarding the penalty on the alleged failure to comply with Section 7 of the PSE Revised Disclosure Rules." 3. Authorization by the Board of Directors of the offer and issuance of preferred shares.
August 5, 2004	Authorization by the Board of Directors of the offer and issuance of 171,900,000 redeemable and non-voting preferred shares.
August 6, 2004	Notice of Exempt Transaction under 10.1 (L) (for Tranche 1 of Series A)
August 10, 2004	Terms and Conditions of the Preferred Shares of JGSHI designated as Tranche 1 of Series A.
August 12, 2004	Notice of Exempt Transaction under 10.1 (L) (for Tranche 2 of Series A)
August 16, 2004	Terms and Conditions of the Preferred Shares of JGSHI designated as Tranche 2 of Series A.
September 2, 2004	Disclosure on Cebu Air, Inc.
September 2, 2004	Clarification of the news article entitled "JG Summit picks up P28B naphtha cracker project."
September 3, 2004	Disclosure on change in shareholdings of a director.
September 9, 2004	1. Reply to the letter of the Company Registration and Monitoring Department of the SEC regarding the Secretary's Certificate on the terms and conditions of preferred shares. 2. Payment of penalty to the Philippine Stock Exchange on the non-compliance with Section 7 of the PSE Revised Disclosure Rules.
September 28, 2004	Disclosure on change in shareholdings of a director.
September 30, 2004	Delisting of the Global Depositary Shares of JG Summit Holdings, Inc. from the Luxembourg Stock Exchange.
November 30, 2004	1. Clarification of news article entitled "JG Summit eyes funding for naphtha project next year." 2. Disclosure on change in shareholdings of a director.
December 8, 2004	Disclosure on change in shareholdings of a director.
December 29, 2004	Annual certification as to the attendance of the directors during board meetings for the fiscal year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ________________________ on __________, 2005.

By:

JAMES L. GO
Chairman of the Board and
Chief Executive Officer
(acts as Principal Financial Officer)

LANCE Y. GOKONGWEI
President and
Chief Operating Officer

CONSTANTE T. SANTOS
Senior Vice President and
Corporate Controller

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this NOV 15 2005 day of November 2005 affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	16190180	February 2, 2005	Pasig City
Lance Gokongwei	16190179	February 2, 2005	Pasig City
Constante T. Santos	16199484	February 10, 2005	Pasig City
Rosalinda F. Rivera	22955471	March 5, 2005	Quezon City

Notary Public

JOEL G. GORDOLA
Notary Public
Until December 31, 2005
ROLL NO. 25108
PTR NO. [illegible]

Doc. No. 78
Book No. 19
Page No. 17
Series of 2005

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FORM 17-A, Item 7

*** These schedules which are required by part IV (e) of RSC Rule 68, have been omitted because they are either not required, not applicable of the information required to be presented is included in the Company's consolidated financial statements or notes to consolidated financial statements.**

JG SUMMIT HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

The management of JG Summit Holdings, Inc. and Subsidiaries is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, the management maintains a system of accounting and reporting which provides for the necessary internal control to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditors: (i) all significant deficiencies in the design or operation of internal controls that could adversely affects its ability to record, process, and record financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo and Co., the independent auditors appointed by the stockholders, have examined the consolidated financial statements of the Company and its subsidiaries in accordance with generally accepted auditing standards in the Philippines and have expressed their opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

James L. Go	**Lance Y. Gokongwei**	**Constante T. Santos**
Chairman and Chief Executive Officer	*President and Chief Operating Officer*	*SVP–Corporate Controller*

Subscribed and Sworn to before me this April 15, 2005 affiant(s) exhibiting to me his/her Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	16190180	February 2, 2005	Pasig City
Lance Y. Gokongwei	16190179	February 2, 2005	Pasig City
Constante T. Santos	16199484	February 10, 2005	Pasig City

Doc. No. 297
Book No. VI
Page No. 59
Series of 05

JOEL G. GORDOLA
Notary Public
Until December 31, 2005
ROLL NO. 25103
PTR NO.6016425:1/03/05; Q.C.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the Philippines.

SyCip Gorres Velayo & Co

Arnel F. de Jesus
Partner
CPA Certificate No. 43285
SEC Accreditation No. 0075-A
Tax Identification No. 152-884-385
PTR No. 7012981, January 5, 2004, Makati City

April 12, 2005

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31 2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4)	**₱8,015,823,410**	₱10,030,587,485
Temporary investments - net (Note 5)	**21,572,708,307**	27,870,107,342
Receivables - net (Notes 6 and 23)	**17,324,555,190**	16,420,253,086
Inventories - net (Notes 7 and 14)	**9,394,912,023**	8,517,513,521
Other current assets (Note 8)	**2,547,502,515**	2,106,830,210
Total Current Assets	**58,855,501,445**	64,945,291,644
Noncurrent Assets		
Investments in associates and advances - net (Notes 9 and 23)	**18,669,692,712**	17,880,784,057
Investments in real properties - net (Note 10)	**18,137,151,780**	16,834,898,813
Property, plant and equipment - net (Notes 11 and 15)	**70,829,636,484**	67,749,278,722
Other assets (Notes 12, 15, 21 and 25)	**9,783,158,672**	6,007,315,464
Total Noncurrent Assets	**117,419,639,648**	108,472,277,056
	₱176,275,141,093	₱173,417,568,700
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Notes 13 and 23)	**₱19,640,956,112**	₱16,682,302,321
Notes payable (Notes 7 and 14)	**8,406,979,465**	11,128,216,523
Current portion of long-term debt (Notes 11 and 15)	**4,509,602,748**	12,878,786,627
Estimated liability for property and land development	**575,189,378**	525,735,086
Income tax payable	**105,051,208**	73,506,341
Customers' deposits and other current liabilities	**3,547,414,107**	2,642,032,979
Total Current Liabilities	**36,785,193,018**	43,930,579,877
Noncurrent Liabilities		
Long-term debt - net of current portion (Notes 11 and 15)	**54,769,605,159**	56,279,893,106
Due to affiliated companies and other liabilities (Notes 21 and 23)	**8,220,834,321**	3,793,607,241
Total Noncurrent Liabilities	**62,990,439,480**	60,073,500,347
Total Liabilities	**99,775,632,498**	104,004,080,224
Minority Interest in Consolidated Subsidiaries	**10,528,814,426**	11,222,245,187
Stockholders' Equity (Note 16)		
Capital stock	**7,322,173,657**	6,895,273,657
Additional paid-in capital	**7,642,633,187**	5,961,714,437
Cumulative translation adjustments	**1,287,323,654**	1,210,458,301
Retained earnings	**50,440,411,960**	44,845,645,183
Treasury shares	**(721,848,289)**	(721,848,289)
Total Stockholders' Equity	**65,970,694,169**	58,191,243,289
	₱176,275,141,093	₱173,417,568,700

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2004	2003 (As restated)	2002 (As restated)
REVENUE			
Food	**₱27,233,200,563**	₱23,414,734,363	₱21,152,115,832
Air transportation	**7,405,394,545**	6,091,734,320	5,157,918,072
Telecommunications	**7,404,162,265**	6,470,678,966	5,602,910,636
Petrochemicals	**6,366,490,610**	6,713,290,277	4,348,919,250
Real estate and hotels	**4,698,423,563**	4,308,142,555	4,288,363,882
Textiles	**2,785,339,475**	2,035,654,620	2,175,348,458
Equity in net earnings of associates (Note 9)	**1,015,029,821**	720,351,722	649,724,910
Other supplementary businesses	**175,234,771**	160,901,595	687,623,350
Interest, investment and other income	**4,466,132,909**	4,200,093,225	4,669,232,545
	61,549,408,522	54,115,581,643	48,732,156,935
COST AND EXPENSES			
Cost of sales and services (Note 17)	**37,553,952,248**	32,783,103,539	28,637,318,744
Operating and other expenses (Note 18)	**15,646,616,824**	14,657,736,981	11,450,139,611
Interest expense (Notes 14 and 15)	**5,754,032,218**	4,951,327,654	4,848,805,188
	58,954,601,290	52,392,168,174	44,936,263,543
NET OPERATING INCOME	**2,594,807,232**	1,723,413,469	3,795,893,392
OTHER INCOME (EXPENSES) - Net (Notes 3, 9 and 19)	**3,092,709,513**	75,125,822	(491,568,299)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	**5,687,516,745**	1,798,539,291	3,304,325,093
PROVISION FOR INCOME TAX (Notes 21 and 24)	**690,339,701**	224,590,900	850,832,005
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	**4,997,177,044**	1,573,948,391	2,453,493,088
NET LOSSES APPLICABLE TO MINORITY INTEREST	**(906,357,514)**	(501,001,613)	(16,406,846)
NET INCOME	**₱5,903,534,558**	₱2,074,950,004	₱2,469,899,934
Basic Earnings Per Share* (Note 22)	**₱0.87**	₱0.31	₱0.38

* As of December 31, 2002, the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in 2002 was no longer computed.

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31		
	2004	2003	2002
CAPITAL STOCK			
Preferred shares - Series A (Note 16)			
Balance at beginning of year	₱–	₱–	₱–
Issuance of shares	426,900,000	–	–
Balance at end of year	426,900,000	–	–
Common shares (Note 16)	6,895,273,657	6,895,273,657	6,895,273,657
	7,322,173,657	6,895,273,657	6,895,273,657
ADDITIONAL PAID-IN CAPITAL			
Balance at beginning of year	5,961,714,437	5,961,714,437	5,961,714,437
Issuance of shares	1,680,918,750	–	–
Balance at end of year	7,642,633,187	5,961,714,437	5,961,714,437
CUMULATIVE TRANSLATION ADJUSTMENTS (Notes 5 and 9)			
Balance at beginning of year	1,210,458,301	894,923,390	719,875,338
Adjustments during the year	76,865,353	315,534,911	175,048,052
Balance at end of year	1,287,323,654	1,210,458,301	894,923,390
RETAINED EARNINGS (Note 16)			
Appropriated:			
Balance at beginning of year	8,000,000,000	8,827,315,950	–
Reversal of appropriated retained earnings	–	(8,827,315,950)	–
Transfer from unappropriated retained earnings	–	8,000,000,000	8,827,315,950
Balance at end of year	8,000,000,000	8,000,000,000	8,827,315,950
Unappropriated:			
Balance at beginning of year			
As previously stated	36,881,324,776	34,122,645,398	40,677,625,489
Effect of change in accounting for leases (Note 2)	(51,208,046)	8,814,610	15,142,206
Effect of change in accounting for contingencies (Note 2)	15,528,453	15,834,971	15,859,096
As restated	36,845,645,183	34,147,294,979	40,708,626,791
Net income	5,903,534,558	2,074,950,004	2,469,899,934
Reversal of appropriated retained earnings	–	8,827,315,950	–
Transfer to appropriated retained earnings	–	(8,000,000,000)	(8,827,315,950)
Cash dividends:			
Common stock - ₱0.03 per share in 2004, 2003 and 2002	(203,915,750)	(203,915,750)	(203,915,796)
Preferred shares (Note 16)	(104,852,031)	–	–
Balance at end of year	42,440,411,960	36,845,645,183	34,147,294,979
	50,440,411,960	44,845,645,183	42,974,610,929
TREASURY SHARES (Note 16)	(721,848,289)	(721,848,289)	(721,848,289)
	₱65,970,694,169	₱58,191,243,289	₱56,004,674,124

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2004	2003 (As restated)	2002 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax and net earnings applicable to minority interest	**₱5,687,516,745**	₱1,798,539,291	₱3,304,325,093
Adjustments for:			
Depreciation and amortization	**7,447,706,131**	6,670,309,383	6,663,766,823
Interest expense	**5,754,032,218**	4,951,327,654	4,848,805,188
Income from early debt extinguishment (Note 19)	**(4,748,233,086)**	–	–
Interest income	**(3,903,523,165)**	(2,697,826,692)	(3,243,489,449)
Equity in net earnings of associates (including goodwill amortization) (Note 9)	**(1,015,029,821)**	(720,351,722)	(649,724,910)
Provisions for:			
Impairment losses on property, plant and equipment (Note 19)	**1,600,339,344**	374,024,382	–
Doubtful accounts	**690,327,888**	655,107,809	636,441,746
Impairment losses on investment (Note 19)	**100,500,000**	–	–
Inventory losses	**53,040,246**	43,119,998	132,690,871
Gain on repurchase of bonds	–	(12,576,520)	(7,503,350)
Unrealized foreign exchange gain	**(128,729,309)**	(8,348,429)	(122,020,199)
Loss on sale of equity investments	–	–	202,222,697
Operating income before changes in operating accounts	**11,537,947,191**	11,053,325,154	11,765,514,510
Decrease (increase) in:			
Receivables	**(1,594,629,992)**	(2,213,781,574)	(854,475,038)
Other current assets	**(440,672,305)**	(1,273,455,420)	293,806,721
Inventories	**(880,984,456)**	511,605,522	895,322,002
Increase in:			
Accounts payable and accrued expenses	**2,958,653,791**	1,083,151,179	3,026,010,103
Customers' deposits and other current liabilities	**905,381,128**	612,664,684	925,124,525
Net cash generated from operations	**12,485,695,357**	9,773,509,545	16,051,302,823
Interest paid	**(5,754,032,218)**	(4,951,327,654)	(4,848,805,188)
Interest received	**3,903,523,165**	2,697,826,692	3,243,489,449
Income taxes paid	**(419,431,810)**	(506,829,810)	(733,320,851)
Net cash provided by operating activities	**10,215,754,494**	7,013,178,773	13,712,666,233
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease (increase) in:			
Temporary investments	**6,426,128,344**	(16,429,112,149)	6,291,665,841
Other assets	**(4,610,109,945)**	1,822,856,891	(1,829,866,880)
Investments in real properties	**(1,759,018,484)**	(1,802,725,645)	(290,558,527)
Investments in associates and advances	**(310,857,793)**	(611,322,833)	(1,298,429,567)
Decrease (increase) in:			
Property, plant and equipment - net	**(10,563,389,695)**	(12,893,633,104)	(9,180,019,992)
Deferred credits	–	–	(630,892,732)
Net cash used in investing activities	**(10,817,247,573)**	(29,913,936,840)	(6,938,101,857)

(Forward)

	Years Ended December 31		
	2004	2003 (As restated)	2002 (As restated)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of preferred stocks (Note 16)	**₱2,107,818,750**	₱–	₱–
Increase (decrease) in:			
Long-term debt	**(5,131,238,740)**	23,185,856,864	(981,905,091)
Notes payable	**(2,721,237,058)**	1,131,711,498	(1,343,982,671)
Amounts due to affiliated companies and other liabilities	**4,427,227,080**	(1,167,031,300)	1,972,384,016
Minority interest in consolidated subsidiaries	**212,926,753**	1,925,300,481	(1,621,369,923)
Cash dividends paid (Note 16)	**(308,767,781)**	(203,915,750)	(203,915,796)
Net cash provided by (used in) financing activities	**(1,413,270,996)**	24,871,921,793	(2,178,789,465)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,014,764,075)**	1,971,163,726	4,595,774,911
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**10,030,587,485**	8,059,423,759	3,463,648,848
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱8,015,823,410**	₱10,030,587,485	₱8,059,423,759

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

JG Summit Holdings, Inc. (the Company) is incorporated in the Philippines. The principal activities of the Company, together with its subsidiaries (collectively referred to as "the Group"), are described in Note 3. The registered office address of the Company is 43rd Floor Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City. The average number of employees in the Group was 14,939 in 2004 and 14,351 in 2003.

The accompanying consolidated financial statements were authorized for issue by the Audit Committee and the Board of Directors (BOD) on April 12, 2005.

2. Summary of Significant Accounting Policies

Basis of Preparation
The consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP) using the historical cost convention, except for derivative instruments and temporary investments which are stated at market; and hog market stock which is stated at net realizable value (NRV).

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities and disclosure of contingent assets and contingent liabilities. Future events may occur which will cause the assumptions used in arriving at the estimates to change. The effect of any changes in estimates will be recorded in the financial statements as they become reasonably determinable.

Basis of Consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries as of December 31 of each year. Under Philippine GAAP, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The consolidated financial statements include the financial statements of the Company and the following wholly and majority owned subsidiaries:

Subsidiaries	Country of Incorporation	Effective Percentage of Ownership 2004	2003
Food:			
Universal Robina Corporation (URC) and Subsidiaries	Philippines	**86.12**	86.12
Telecommunications:			
Digital Telecommunications Philippines, Inc. and Subsidiaries (DIGITEL)	-do-	**49.90**	49.90
Air Transportation:			
Cebu Air, Inc. (CAI)	-do-	**100.00**	100.00
CP Air Holdings, Inc.	-do-	**100.00**	100.00
Petrochemicals:			
JG Summit Petrochemical Corporation (JGSPC)	-do-	**82.28**	82.28
Real Estate and Hotels:			
Robinsons Land Corporation (RLC) and Subsidiaries	-do-	**90.11**	91.89
Adia Development and Management Corporation	-do-	**100.00**	100.00
International Capital and Financial Services:			
Express Holdings, Inc. (EHI) and a Subsidiary	-do-	**100.00**	100.00
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	-do-	**100.00**	100.00
JG Summit (Cayman), Ltd. (JGSCL)	Cayman Island	**100.00**	100.00
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	British Virgin Islands	**100.00**	100.00
JG Summit Limited (JGSL)	-do-	**100.00**	100.00
Textiles:			
Litton Mills, Inc.	Philippines	**100.00**	100.00
Westpoint Industrial Mills Corporation	-do-	**100.00**	100.00
Supplementary Businesses:			
Cebu Pacific Manufacturing Corporation	-do-	**100.00**	100.00
Hello Snack Foods Corporation	-do-	**100.00**	100.00
JG Cement Corporation	-do-	**100.00**	100.00
Premiere Printing Company, Inc.	-do-	**100.00**	100.00
Savannah Industrial Corporation	-do-	**100.00**	100.00
Terai Industrial Corporation	-do-	**100.00**	100.00
Unicon Insurance Brokers Corporation	-do-	**100.00**	100.00

On July 24, 2002, the Company's BOD approved the recommendation by management to convert its debt into equity in its 80%-owned subsidiary, JGSPC. In 2003, the Company entered into a Restructuring Agreement with JGSPC and Marubeni Corporation, the other stockholder of JGSPC, to undertake the quasi-reorganization of JGSPC. The quasi-reorganization of JGSPC, which was approved by the Securities and Exchange Commission (SEC) on September 30, 2003, increased the equity ownership of the Company in JGSPC to 82.28%.

On July 11, 2003, the BOD of Cambridge Electronics Corporation (CEC) approved the closure of CEC. With such closure, investment in CEC is accounted for at cost as of December 31, 2003.

In September 2004, the Company assigned its shares of stock in RLC to URC, in full settlement of the Company's notes payable amounting to ₱564.3 million which matured during the year. The transaction was accounted for at carrying amounts.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including Intercompany profits and unrealized profits and losses are eliminated.

Adoption of New Accounting Standards
Certain subsidiaries adopted Statement of Financial Accounting Standards (SFAS) 37/International Accounting Standards (IAS) 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets beginning October 1, 2003. In accordance with SFAS 37/IAS 37, these subsidiaries reversed their reserves for contingencies. The change in accounting policy was adopted on a retroactive basis and prior year financial statements were restated. Retained earnings as of January 1, 2004, 2003 and 2002 increased by ₱15,528,453, ₱15,834,971 and ₱15,859,096, respectively.

On January 1, 2004, the Group adopted the following relevant new accounting standards:

- SFAS 17/IAS 17, *Leases*, resulted in the recognition of lease income and lease expense from operating leases on a straight-line basis over the lease term. Previously, rental income and rental expense on leased properties under operating leases are recognized as earned based on the terms of the lease contracts. The standard was adopted on a retroactive basis and prior year financial statements were restated. The restatement resulted in an increase in assets by ₱237,414,192, ₱191,008,673 and ₱166,025,751, an increase in liabilities by ₱368,697,730, ₱275,153,095 and ₱173,599,925, a decrease in minority interest in consolidated subsidiaries by ₱43,882,215, ₱32,656,200 and ₱16,364,658 in 2004, 2003, and 2002, respectively. Net income decreased by ₱36,193,277, ₱60,302,832 and ₱6,351,722 in 2004, 2003, and 2002, respectively. Retained earnings as of January 1, 2004, 2003 and 2002 increased (decreased) by (₱51,208,046), ₱8,814,610 and ₱15,142,206, respectively.

- SFAS 12/IAS 12, *Income Taxes*, requires deferred income taxes to be determined using the balance sheet liability method. Adoption of this standard had no material impact on the Group's financial position and results of operations. For presentation purposes, deferred tax assets and liabilities previously classified as current assets and current liabilities in the consolidated balance sheets are now classified as noncurrent assets and noncurrent liabilities. The net deferred tax assets and liabilities are presented at net basis by entity.

New and Revised Accounting Standards Effective in 2005
The Philippine Accounting Standards Council (ASC) approved the issuance of new and revised accounting standards which are based on revised IAS issued by the International Accounting Standards Board (IASB). The new and revised accounting standards are effective for annual periods beginning on or after January 1, 2005. The ASC has renamed the standards which it has issued, in order to correspond to the issuances of IASB. Philippine Accounting Standards (PAS) correspond to the adopted IAS and Philippine Financial Reporting Standards (PFRS) correspond

to the adopted International Financial Reporting Standards. Previously, standards issued by ASC were designated as SFAS. The Group will adopt the following new PAS and PFRS that are relevant to the Group effective beginning January 1, 2005:

- PAS 19, *Employee Benefits*, will result in the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires the Group to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. The Company and certain subsidiaries will avail of the services of a qualified actuary to perform an actuarial valuation of the retirement benefit obligations in accordance with PAS 19, and to determine the amount of transitional liability or asset that will be adjusted against retained earnings upon adoption of this standard.

- PAS 21, *The Effects of Changes in Foreign Exchange Rates*, will result in the elimination of the capitalization of foreign exchange losses. Upon adoption of PAS 21 in 2005, any undepreciated capitalized foreign exchange losses will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated. As of December 31, 2004 and 2003, undepreciated capitalized losses included under Property and equipment account amounted to ₱8.4 billion and ₱8.3 billion, respectively (see Note 11). Upon adoption of PAS 21, any undepreciated capitalized foreign exchange losses will be adjusted against beginning retained earnings and prior year financial statements presented will be restated. PAS 21 further requires the Group to determine its functional currency and measure its results and financial position in that currency. Translation procedures are specified when the presentation currency used for reporting differs from the Company's functional currency.

  Certain subsidiaries' practice has been to capitalize foreign exchange adjustments arising from foreign currency-denominated obligations incurred to finance the construction and acquisition of certain property and equipment. Foreign exchange adjustments that are regarded as adjustments to borrowing costs may qualify for capitalization as part of Property, plant and equipment account under SFAS 25/IAS 23, *Borrowing Cost*, and, accordingly, will not be affected by the adjustments required under PAS 21 in 2005. As of December 31, 2004 and 2003, undepreciated capitalized foreign exchange losses included under Property, plant and equipment account, excluding the amount eligible for capitalization under SFAS 25/IAS 23, amounted to ₱2.8 billion and ₱3.1 billion, respectively.

- PAS 32, *Financial Instruments: Disclosure and Presentation*, covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about the Group's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the Group, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the Group's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form.

- PAS 39, *Financial Instruments: Recognition and Measurement*, establishes the accounting and reporting standards for recognizing and measuring the Group's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the Group should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

  PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualify as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. The Group must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

  Given the complexities of PAS 32 and PAS 39, the Group will undertake certain detailed procedures to quantify the potential financial statements impact of these standards in 2005.

- PAS 40, *Investment Property*, prescribes the accounting treatment for investment property and related disclosure requirements. This standard permits the Company to choose either the fair value model or cost model in accounting for investment property. Fair value model requires an investment property to be measured at fair value with fair value changes recognized directly in the statements of income. Cost model requires that an investment property should be measured at depreciated cost less any accumulated impairment losses. Upon effectivity of PAS 40, the Group will adopt the cost model and will continue to carry its investment property at depreciated cost less any accumulated impairment losses.

- PFRS 2, *Share-Based Payments*, will result in a charge to net income for the cost of share options granted. The Group currently does not recognize an expense from share options granted but discloses required information for such options. The Group has not yet determined the effect of adopting PFRS 2.

- PFRS 3, *Business Combination,* will result in the cessation of the amortization of goodwill and a requirement for an annual test for goodwill impairment. Any resulting negative goodwill after performing reassessment will be credited to or charged against income. Moreover, pooling of interests in accounting for business combination will no longer be permitted. The Group does not expect the effect of adopting PFRS 3 to be material.

- PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, specifies the accounting for assets held for sale and the presentation and disclosure of discontinued operations. It requires assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and the depreciation on such assets to cease. Furthermore, assets that meet the criteria to be classified as held for sale should be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the statements of income. The adoption of PFRS 5 has no impact in the financial statements of the Group other than the change in the presentation of the results and cash flows of discontinued operations, if any.

The Group will also adopt in 2005 the following revised standards:

- PAS 1, *Presentation of Financial Statements*, provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in statement of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments that management has made in the process of applying the entity's accounting policies. It also requires changes in the presentation of minority interest in the balance sheet and statement of income.

- PAS 2, *Inventories*, reduces the alternatives for measurement of inventories. It does not permit the use of the last in, first out formula to measure the cost of inventories.

- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*, removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omission or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting errors.

- PAS 10, *Events After the Balance Sheet Date*, provides a limited clarification of the accounting for dividends declared after the balance sheet date.

- PAS 16, *Property, Plant and Equipment*, (a) provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment; (b) requires the capitalization of the costs of asset dismantling, removal or restoration as a result of either acquiring or having used the asset for purposes other than to produce inventories during the period; and (c) requires measurement of an item of property, plant and equipment acquired in exchange for a nonmonetary assets, or a combination of monetary and nonmonetary assets, at fair value unless the exchange transaction lacks commercial substance. Under the previous version of this standard, an entity measured such an acquired asset at fair value unless the exchanged assets were similar.

- PAS 17, *Leases*, provides a limited revision to clarify the classification of a lease of land and buildings and prohibits expensing of initial direct costs in the financial statements of the lessor.

- PAS 24, *Related Party Disclosures*, provides additional guidance and clarity in the scope of the standard, the definitions and disclosures for related parties. It also requires disclosure of the total compensation of key management personnel and by benefit types.

- PAS 27, *Consolidated and Separate Financial Statements*, reduces alternatives in accounting for subsidiaries in consolidated financial statements and in accounting for investments in the separate financial statements of a parent, venturer or investor. Investments in subsidiaries will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the parent to make appropriate adjustments to the subsidiary's financial statements to conform them to the parent's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 28, *Investments in Associates*, reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 31, *Interests in Joint Ventures*, reduces the alternatives in accounting for interests in joint ventures in consolidated financial statements and in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements.

- PAS 33, *Earnings Per Share*, prescribes principles for the determination and presentation of earnings per share for entities with publicly traded shares, entities in the process of issuing ordinary shares to the public, and any entities that calculate and disclose earnings per share. The standard also provides additional guidance in computing earnings per share including the effects of mandatorily convertible instruments and contingently issuable shares, among others.

- PAS 36, *Impairment of Assets*, requires annual impairment test of intangible asset with an indefinite useful life which includes goodwill acquired in a business combination, whether or not there is an indication of impairment.

Except for the provision of PAS 16 on the capitalization of the costs of asset dismantling, removal or restoration as a result of either acquiring or having used the asset for purposes other than to produce inventories during the period, the Group does not expect significant changes in the accounting policies when it adopts the above revised accounting standards in 2005. The Group will undergo certain detailed procedures to assess and quantify the effects of the said provision of PAS 16. Applicable disclosures will be reflected in the 2005 consolidated financial statements, where applicable.

Revenue and Cost Recognition
Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount can be reliably measured. The Group recognizes revenue when goods are shipped to the buyer. Revenues are measured at the fair value of the consideration received or receivable, net of any trade discounts and volume rebates.

Service fees from tolling activities are recognized as revenue when the related services have been rendered.

Revenues from a subsidiary's telecommunications operations include the value of all telecommunications services provided, net of free usage allocations, discounts and promotions credited to the subscribers' bills. Revenues are recognized when earned and stated net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection, and settlement agreements. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the bill cycle of subscribers. As a result of bill cycle cut-off, service revenues earned but not yet billed at end of month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage.

Inbound revenues and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenues represent settlement received from telecommunications providers who sent traffic to the subsidiary's network, while outbound charges represent settlement to telecommunications providers for traffic originating from the subsidiary's network. Uncollected inbound revenues are included under the Receivables - net account in the consolidated balance sheets, while unpaid outbound charges are included under the Accounts payable and accrued expenses account in the consolidated balance sheets.

Both the inbound revenues and outbound charges are accrued based on actual volume of traffic monitored by the subsidiary from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the subsidiary's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed on by the parties.

Installation fees received from landline subscribers are also credited to the Revenues account in the consolidated statements of income. The related labor costs on installation, which exceed the installation fees, are also charged to operations.

Proceeds from sale of handsets, phonekits, accessories and subscriber identity module cards/packs and one-time registration fees received from certain mobile subscribers are also included under the Revenues accounts in the consolidated statements of income.

The proceeds from sale of prepaid cards are initially recognized as deferred revenues shown under Accounts payable and accrued expenses account in the consolidated balance sheets. Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation, or expiration of the unused value of the card, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Unearned discounts are recognized as income over the life of the loan using the interest method. Interest income on nondiscounted receivables is recognized based on the accrual method of accounting, except in the case of nonaccruing receivables. Interest income in these nonaccruing loans is recognized upon actual collection.

Loan commitment fees are recognized as earned over the terms of the credit lines granted to each borrower.

Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Passenger ticket and cargo waybill sales are recorded as a current liability in the Unearned Revenue account until recognized as revenue when the transportation service is provided. Revenue from charter flights and excess baggage are immediately recognized as revenue when the transportation service is provided.

Real estate sales of a subsidiary are generally accounted for under the full accrual method. Under this method, the gain on sale is recognized when: (a) the collectibility of the sales price is reasonably assured; (b) the earnings process is virtually complete; and, (c) the seller does not have a substantial continuing involvement with the subject properties. The collectibility of the sales price is considered reasonably assured when: (a) the buyers have actually confirmed their acceptance of the related loan applications after the same have been delivered to and approved by either the banks or other financing institutions for externally-financed accounts; or (b) the full downpayment comprising a substantial portion of the contract price is received and the capacity to pay and credit worthiness of buyers have been reasonably established for sales under the deferred cash payment arrangement.

Real estate sales where the subsidiary has material obligations under the sales contracts to provide improvements after the subject properties are sold are accounted for under the percentage-of-completion method. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

If any of the criteria under the full accrual method or the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are presented under the Customers' deposits and other liabilities account in the consolidated balance sheets.

Cost of subdivision land, condominium and residential units sold before completion of the project is determined based on actual costs and project estimates of contractors and technical staff.

The cost to complete the development of sold subdivision land, condominium and residential units presented under the Estimated land development costs account in the consolidated balance sheets.

Interest costs on loans which are directly attributable to the construction are capitalized, while the development is in progress.

A subsidiary leases out its commercial real estate properties to others through operating leases. Rental income on leased properties is recognized on a straight-line basis over the lease term.

Revenues from hotel operations are recognized when services are rendered. Revenues from banquets and other special events are recognized when the events take place. Rental income on leased areas of the hotel is recognized on a straight-line basis over the lease term.

Deferred Commissions and Subsidies

Subscriber acquisition costs pertaining to postpaid subscriptions which primarily include commissions and handset subsidy, are deferred and amortized over the base contract period which is 24 months from the date in which they are incurred. Deferred commissions and subsidies are shown under the Other assets account in the consolidated balance sheets. The related amortizations of subscriber acquisition costs are charged against current operations (see Note 12).

The subsidiary performs an overall realizability test to support the deferral of the subscriber acquisition costs. An overall realizability test which is a basis to estimate net cash inflow is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. This is in accordance with the provisions of Financial Accounting Standards Board, SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, (as explained in the Staff Accounting Bulletin No. 104, *Topic 13: Revenue Recognition*) which provides that costs can be deferred and amortized if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue producing contract which exists to provide a basis for recovery of incremental direct costs.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject an to insignificant risk of changes in value.

Receivables

Receivables are recognized and carried at original invoice amount or outstanding principal balance less allowances for probable losses and unearned discounts.

Finance receivables are classified as nonaccruing or nonperforming in accordance with Bangko Sentral ng Pilipinas (BSP) regulations, or when, in the opinion of management, collection of interest or principal is doubtful. Finance receivables are not reclassified as accruing until interest and principal payments are brought current or the loans are restructured in accordance with existing BSP regulations, and future payments appear assured.

Temporary Investments

Temporary investments comprised of long-term debt securities and marketable equity securities.

Investments in marketable securities classified as current are stated at the lower of the aggregate cost or market value, determined at the balance sheet date. The amount by which aggregate cost exceeds market value is accounted for as a valuation allowance and changes in the valuation allowance are included in income. Realized gains and losses from the sale of current marketable securities are included in income.

The cost of marketable securities used for determining the gain or loss on the sale of such securities is computed using the average method.

Investments in long-term debt securities are carried at amortized cost less any provision for permanent impairment in value using the effective interest rate method.

Inventories

Inventories, including goods-in-process, are valued at the lower of cost or net realizable value (NRV). Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods, work-in-process, raw materials and packaging materials

Cost is determined using the average method. Finished goods and work-in-process include direct materials and labor and a proportion of manufacturing overhead costs based on actual goods processed and produced.

Materials in-transit

Cost is determined using the specific identification basis.

Spare parts and other supplies

Cost is determined using the first-in, first-out method.

NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Investments in Associates

The Group's investment in its associates is accounted for under the equity method of accounting. This is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investment in associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The consolidated statements of income reflect the Group's share of the results of operations of the associate. The Group's investment in its associate includes goodwill (net of accumulated amortization and impairment loss) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below. Unrealized gains arising from transactions with its associates are eliminated to the extent of the Group's interest in the associates, against the investment in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Investments in the following associates are accounted for under the equity method:

	Effective Percentages of Ownership	
Associates	2004	2003
Sterling Holdings and Security Corporation	**49.00**	49.00
Hunt-Universal Robina Corporation	**43.06**	43.06
Jobstreet.com Philippines, Inc.	**40.00**	40.00
United Industrial Corp., Limited (UIC Limited)	**26.05**	25.12
Bayantrade Dotcom, Inc.	**20.50**	20.50
First Private Power Corporation	**20.00**	20.00
Cebu Light Industrial Park, Inc.	**20.00**	20.00
Digitel Crossing (DC)	**19.96**	19.96
URC Confectionery Corporation (URCCC) (formerly Joyco-Universal Robina Corporation)	–	43.06

Investment in shares of stock of companies in which the Group does not exercise significant influence are carried at cost less any significant and apparently permanent decline in aggregate carrying values of these investments.

Investments in Real Properties

Investments in land and land improvements and buildings are carried at cost less applicable accumulated depreciation and impairment in value, if any. All costs that are directly attributable to the construction of the building are capitalized, including interest incurred during the construction period. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Land improvements	10 years
Building and improvements	20 years

Property, Plant and Equipment

Property, plant and equipment, except for land, are carried at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Cost also includes the cost of borrowed funds used during construction and installation of significant property, plant and equipment and foreign exchange differential arising from restatement to prevailing exchange rate of foreign currency-denominated liabilities related to the acquisition of property. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are retired or otherwise disposed of, both the cost and the related accumulated depreciation, amortization and any impairment losses are removed from the accounts, and any resulting gain or loss is credited to or charged against current operations.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets, as follows.

Land improvements	10 to 40 years
Building and improvements	10 to 50 years
Machinery and equipment	4 to 50 years
Outside plant facilities	15 years
Central office equipment	15 years
Investments in cable facilities	15 years
Leased facilities	15 years
Transportation equipment	5 years
Furniture, fixtures and equipment	5 years
Flight equipment and others	5 years
Theater furniture and equipment	5 years

The useful life and the depreciation and amortization methods are reviewed periodically to ensure that the period and methods of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Construction in-progress is stated at cost. This includes cost of construction, borrowing costs and other direct costs. Construction in-progress is transferred to the related property and equipment account when the construction or installation and related activities necessary to prepare the property and equipment for their intended use are complete and ready for service. Construction in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the consolidated statements of income.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary or associate at the date of acquisition. With respect to an investment in associate, goodwill is included in the carrying amount of the investment. Goodwill is stated at cost less accumulated amortization and any impairment in value. Goodwill is amortized on a straight-line basis over its useful economic life for a period of 10 to 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Amortization of goodwill is included under the Equity in net earnings of associates account in the consolidated statements of income.

Negative goodwill represents the unamortized balance of the net excess of equity in fair value of net assets at dates of acquisition over costs relating to the acquisition of shares of stock of certain consolidated subsidiaries. Negative goodwill is presented in the same balance sheet classification as Goodwill.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Debt Issuance Expenses

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes are deferred and are amortized on a straight-line basis over the lives of the respective debt securities issued. Debt issuance expenses are included in the Other assets account in the consolidated balance sheets.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Retirement Costs

Retirement costs are determined using various methods such as the attained age cost method and projected unit credit cost method which reflects the services rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Unrecognized experience adjustments and past service costs are amortized over the expected remaining working lives of the employees.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized, if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in-progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency transactions and revaluation adjustments of foreign currency assets and liabilities are credited to or charged against current operations.

Financial statements of consolidated foreign subsidiaries that are integral to the Group's operations are translated as if the transactions of the foreign operation had been those of the Group. At each balance sheet date, foreign currency monetary items are translated using the closing rate, nonmonetary items which are carried at historical cost are translated using the historical rate as of the date of acquisition, and non monetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates on the dates of the transactions. Resulting exchange differences are recognized in the consolidated statements of income during the year.

Financial statements of foreign consolidated subsidiaries that are not integral to the Group's operations are translated at closing exchange rates with respect to the balance sheets, and at the average exchange rates for the year with respect to the statements of income. Resulting translation differences are included in equity (under foreign currency translation adjustments). On disposal of a foreign entity, accumulated exchange differences are recognized in the statements of income as a component of the gain or loss on disposal.

Income Tax
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax (MCIT) and unused net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits from excess MCIT and unused NOLCO can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on nontaxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures. With respect to investments in foreign subsidiaries, associates and interests in joint ventures, deferred tax liabilities are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Leases
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful lives of the assets or the respective lease terms.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statements of income on a straight-line basis over the lease term.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income applicable to common stock (net income less dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared. Diluted EPS is computed by dividing net income applicable to common stock plus interest and amortization expense (net of income tax) on securities assumed to be converted by the weighted average number of common shares issued and outstanding during the year after giving effect to assumed conversion of potential common shares and the retroactive effect of stock dividends declared.

Derivative Instruments

Certain subsidiaries use forward exchange contracts and cross-currency swaps with varying maturities. These foreign exchange transactions are entered into as a means of managing well-defined foreign currency risks and providing greater flexibility in managing cash flows. Translation gains or losses on these foreign exchange transactions are computed by multiplying the forward/swap notional amounts by the difference between the spot exchange rates prevailing on balance sheet date and the spot exchange rates on the contract inception date (or the last reporting date). The resulting translation gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged to or credited against current operations. Net interest income/expense on cross-currency swaps is accrued as of balance sheet date.

Certain subsidiaries are party to various derivative contracts which are entered into for trading purposes. These are marked to fair value with the changes in fair value accounted for directly through earnings. Amounts contracted are recorded as contingent accounts which are not included in the balance sheets. Realized and unrealized gains and losses on such contracts are recognized as current income or expense.

Segment Reporting

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 3.

Contingencies

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post-year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements, when material.

3. Segment Information

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Air transportation - air transport services, both domestic and international.

- Telecommunications - service provider of voice and data telecommunication services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products; value-added network provider using electronics data interchange).

- Petrochemicals - manufacturer of polypropylene, polyethylene and other industrial chemicals.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Textiles - manufacturer and exporter of pure cotton and blended yarns as well as pure cotton and blended fabrics including denim and piece-dyed fabrics (twills and canvass) chambray.

- Other supplementary businesses - air charter services; power generation; printing services; internet-related services; packaging materials; and insurance brokering and securities investments.

Business Segments

The following tables present revenue and income information and asset and liability information regarding business segments for the years ended December 31, 2004 and 2003.

	Revenue		Expenses		Net Income	
	2004	2003	2004	2003	2004	2003
	(In millions)					
Food, agro-industrial and commodities	₱27,233.2	₱23,414.7	₱25,617.8	₱22,196.9	₱1,615.4	₱1,217.8
Air transportation	7,405.4	6,091.7	7,275.1	6,084.9	130.3	6.8
Telecommunications	7,404.2	6,470.7	8,305.6	7,112.8	(901.4)	(642.1)
Petrochemicals	6,366.5	6,713.3	7,735.8	6,811.2	(1,369.3)	(97.9)
International capital and financial services	5,481.2	4,920.4	93.5	4,020.3	5,387.7	900.1
Real estate and hotels	4,698.4	4,308.1	3,869.2	3,692	829.2	616.1
Textiles	2,785.3	2,035.7	2,583.5	1,964.7	201.8	71.0
Other supplementary businesses	175.2	160.9	165.4	157.8	9.8	3.1
	₱61,549.4	₱54,115.5	₱55,645.9	₱52,040.6	₱5,903.5	₱2,074.9

	Total Assets		Total Liabilities		Net Assets	
	2004	2003	2004	2003	2004	2003
	(In millions)					
Food, agro-industrial and commodities	₱43,311.2	₱42,561.1	₱24,169.2	₱24,628.1	₱19,142.0	₱17,933.0
Air transportation	5,632.5	2,363.9	4,820.7	1,682.4	811.8	681.5
Telecommunications	52,376.2	46,335.9	48,440.4	41,497.9	3,935.8	4,838.0
Petrochemicals	10,030.0	11,865.1	5,221.3	5,687.1	4,808.7	6,178.0
International capital and financial services	38,960.8	45,286.9	15,475.0	29,791.8	23,485.8	15,495.1
Real estate and hotels	21,692.3	21,174.2	10,275.8	10,272.8	11,416.5	10,901.4
Textiles	3,784.0	3,407.7	1,490.8	1,316.3	2,293.2	2,091.4
Other supplementary businesses	488.1	422.7	411.2	349.9	76.9	72.8
	₱176,275.1	₱173,417.5	₱110,304.4	₱115,226.3	₱65,970.7	₱58,191.2

4. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	2004	2003
Cash on hand and in banks	₱2,130,646,709	₱2,305,311,245
Money market placements	5,885,176,701	7,725,276,240
	₱8,015,823,410	₱10,030,587,485

Cash in banks earns interest at the respective bank deposit rates. Money market placements are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

5. Temporary Investments

This account includes investments in foreign bonds amounting to ₱16,649.5 million in 2004 and ₱23,433.8 million in 2003, net of allowance for market decline of ₱661.58 million in 2004 and ₱2,182.3 million in 2003.

This account also includes marketable securities subject of sold put options with an aggregate notional amount of US$25.0 million in 2003. The net mark-to-market change on these options amounting to ₱21.4 million loss was included in the net income for the year ended December 31, 2003. The total mark-to-market value of outstanding sold put options as of December 31, 2003 amounted to ₱59.4 million. There were no sold put options in 2004.

6. Receivables

Receivables consist of:

	2004	2003
Trade receivables	**₱9,811,987,506**	₱8,895,376,317
Related parties (Note 23)	**3,650,177,310**	3,129,048,707
Finance receivables - net of unearned income	**2,565,569,140**	2,050,869,406
Interest receivable	**1,364,512,429**	1,510,047,971
Advances to suppliers	**666,376,038**	558,434,494
Other receivables	**1,377,927,440**	1,706,704,330
	19,436,549,863	17,850,481,225
Less allowance for probable losses	**2,111,994,673**	1,430,228,139
	₱17,324,555,190	₱16,420,253,086

Finance receivables represent receivables from customers of Robinsons Savings Bank (RSB) Corp., a wholly owned subsidiary of JGSCSC.

7. Inventories

Inventories consist of:

	2004	2003
At cost:		
Finished goods - net	**₱1,636,711,644**	₱1,734,443,505
Raw materials	**2,756,674,906**	1,916,538,028
	4,393,386,550	3,650,981,533

(Forward)

	2004	2003
At NRV:		
Work-in-process	**₱410,863,176**	₱350,366,352
Spare parts, packaging materials and other supplies	**2,319,733,276**	2,002,054,745
Poultry and hog breeder stock, market stock and by-products	**645,684,821**	539,560,669
Subdivision land and condominium and residential units for sale	**701,539,204**	959,609,818
	4,077,820,477	3,851,591,584
Materials in-transit	**923,704,996**	1,014,940,404
	₱9,394,912,023	₱8,517,513,521

Under the terms of agreements covering liabilities under trust receipts amounting to ₱3.5 billion and ₱2.6 billion in 2004 and 2003, respectively, certain inventories have been released to subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

8. Other Current Assets

This account consists of:

	2004	2003
Input value added tax - net	**₱1,915,525,004**	₱1,587,110,945
Other prepaid expenses	**347,628,612**	257,964,669
Prepaid insurance	**74,003,723**	116,597,104
Deferred expenses	**97,592,867**	115,685,867
Other current assets	**112,752,309**	29,471,625
	₱2,547,502,515	₱2,106,830,210

Deferred expenses represent off-milling costs incurred by certain subsidiaries during the year which are applicable to the next crop year. These costs will be charged to production costs when regular milling for the next crop year commences.

9. Investments in Associates and Advances

This account consists of:

	2004	2003
At equity:		
Acquisition cost	**₱11,657,713,849**	₱11,657,713,849
Accumulated equity in net earnings:		
Balance at beginning of year	**2,245,396,063**	1,833,941,723
Equity in net earnings, net of goodwill amortization	**1,015,029,821**	720,351,722
Accumulated equity in net losses (income) previously accounted for under the equity method of the following investments:		
URCCC	**43,261,793**	–
CEC (Note 2)	**–**	(1,683,227)
Cash dividends received	**(197,174,943)**	(307,214,155)
Balance at end of year	**3,106,512,734**	2,245,396,063
	14,764,226,583	13,903,109,912
Less allowance for impairment in value	**(100,500,000)**	–
	14,663,726,583	13,903,109,912
Share in cumulative translation adjustments	**67,788,858**	–
At cost (net of allowance for decline in value ₱150.06 million in 2004 and 2003)	**2,205,297,672**	2,180,593,572
Advances (Note 23)	**1,732,879,599**	1,797,080,573
	₱18,669,692,712	₱17,880,784,057

The Company's equity in the net assets of its associates and the related percentages of ownership follow:

	Percentage of Ownership		Equity in Net Assets	
	2004	2003	2004	2003
Foreign:				
UIC Limited	**26.1%**	25.1%	**₱13,917,449,993**	₱12,905,200,232
Digitel Crossing (DC)	**40.0%**	40.0%	**165,409,740**	275,783,876
Domestic:				
First Private Power Corporation	**20.0%**	20.0%	**404,328,071**	401,479,796
Others	**Various**	Various	**244,327,637**	320,646,008
			₱14,731,515,441	₱13,903,109,912

Financial information of a significant associate (amounts in millions, except EPS):

UIC Limited	2004	2003
Total current assets	**₱9,271.6**	₱8,696.7
Total assets	**118,519.7**	114,854.2
Total current liabilities	**16,607.4**	12,478.2
Total liabilities	**26,088.9**	26,852.5
Net income	**3,232.6**	2,154.2
EPS	**2.35**	1.56

UIC Limited follows the revaluation method of valuing property, plant and equipment. Since the Group's accounting policy for the valuation of property, plant and equipment is the cost basis, the financial information above on UIC Limited represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

On December 23, 2003, a purchase and sale agreement was entered into between URC and Joyco Espana for the acquisition of the remaining 50% interest in URCCC. Until December 23, 2003, URCCC was 50% owned by URC, a majority owned subsidiary of the Company. The results of operations of URCCC have been included in URC's 2004 consolidated financial statements from the date of acquisition.

As discussed in Note 2 to the consolidated financial statements, the BOD of CEC approved the closure of CEC on July 11, 2003. With such closure, investment in CEC is accounted for at cost as of December 31, 2003.

On April 1, 2002, the Company's BOD and stockholders of EHI approved the assignment of its partnership interest in Toledo Power Corporation and the sale of its investment in Toledo Holdings Corp. to ARB Power Ventures, Inc. and Mirant (Philippines) Resources Development Corporation, respectively. The total excess of the carrying amount of investments sold over the selling price amounting to ₱52.1 million is shown as Loss on sale of investments included under Other income (expense) account in the 2002 consolidated statements of income (see Note 19).

10. Investments in Real Properties

This account consists of investments in:

	2004	2003
Land and improvements	**₱4,748,826,388**	₱4,216,498,239
Buildings and improvements	**15,250,655,401**	14,011,598,801
	19,999,481,789	18,228,097,040
Less accumulated depreciation and amortization	**4,131,409,803**	3,411,305,571
	15,868,071,986	14,816,791,469
Construction in-progress	**2,269,079,794**	2,018,107,344
	₱18,137,151,780	₱16,834,898,813

Interest expense on loans capitalized to investment in properties amounted to ₱293 million, ₱318 million, and ₱385 million in 2004, 2003 and 2002, respectively.

On April 29, 2003, the BOD of a subsidiary authorized the closure of the hotel operations of Manila Midtown Hotel, a division of RLC, effective May 31, 2003. Costs related to the closure amounted to about ₱60.0 million.

11. Property, Plant and Equipment

Property, plant and equipment are classified as follows:

	December 31, 2003	Additions	Disposals/Others	December 31,2004
Cost				
Land and improvements	₱2,365,024,696	₱286,800,119	(₱14,898,983)	**₱2,636,925,832**
Buildings and improvements	10,696,428,435	137,556,261	112,535,349	**10,946,520,045**
Machinery and equipment	30,336,788,261	1,426,699,390	735,933,581	**32,499,421,232**
Outside plant facilities	11,998,985,249	63,808,073	(740)	**12,062,792,582**
Central office equipment	10,135,734,994	4,808,277	–	**10,140,543,271**
Investments in cable systems	984,691,000	–	(159,102,000)	**825,589,000**
Facilities under finance lease	4,419,920,840	–	–	**4,419,920,840**
Transportation, furnishing and other equipment	6,111,715,237	547,599,816	(19,008,663)	**6,640,306,390**
Flight equipment and others	3,953,395,286	457,190,551	(786,622,907)	**3,623,962,930**
Construction in progress and equipment in-transit	19,519,856,781	7,891,948,435	(1,081,979,643)	**26,329,825,573**
	₱100,522,540,779	₱10,816,410,922	(₱1,213,144,006)	**₱110,125,807,695**

	December 31, 2003	Depreciation, Amortization and Provision for Impairment Losses	Disposals/Others	December 31, 2004
Accumulated Depreciation and Amortization and Accumulated Provision for Impairment Losses				
Land and improvements	₱263,443,912	₱36,089,645	₱11,511,285	**₱311,044,842**
Buildings and improvements	2,977,508,716	692,997,018	18,410,460	**3,688,916,194**
Machinery and equipment	13,590,840,892	3,227,663,917	(285,925,943)	**16,532,578,866**
Outside plant facilities	4,589,227,841	995,649,098	72,007	**5,584,948,946**
Central office equipment	3,447,902,507	714,254,000	(71,508)	**4,162,084,999**
Investment in cable systems	12,298,000	14,956,000	–	**27,254,000**
Facilities under finance lease	2,448,750,193	315,504,000	(1,131)	**2,764,253,062**
Transportation, furnishing and other equipment	3,804,350,446	601,180,354	(23,377,836)	**4,382,152,964**
Flight equipment and others	1,638,939,550	803,803,237	(599,805,449)	**1,842,937,338**
	₱32,773,262,057	₱7,402,097,269	(₱879,188,115)	**₱39,296,171,211**

	2003	2004
Net Book Value		
Land and improvements	₱2,101,580,784	**₱2,325,880,990**
Buildings and improvements	7,718,919,719	**7,257,603,851**
Machinery and equipment	16,745,947,369	**15,966,842,366**
Outside plant facilities	7,409,757,408	**6,477,843,636**
Central office equipment	6,687,832,487	**5,978,458,272**
Investment in cable systems	972,393,000	**798,335,000**
Facilities under finance lease	1,971,170,647	**1,655,667,778**
Transportation, furnishing and other equipment	2,307,364,791	**2,258,153,426**
Flight equipment and others	2,314,455,736	**1,781,025,592**
Construction in progress and equipment in-transit	19,519,856,781	**26,329,825,573**
	₱67,749,278,722	**₱70,829,636,484**

Sources of Funds

A significant source of financing for the subsidiaries' acquisitions of property, plant and equipment is derived from foreign loans requiring repayment in currencies other than Philippine pesos, principally United States dollars (see Note 15).

Financial Lease Agreement

A certain subsidiary leases certain telecommunication facilities covering local exchange facilities being leased under the Financial Lease Agreement with the Department of Transportation and Communication (DOTC). The facilities under finance lease are capitalized and depreciated over the estimated useful life of 15 years. Property, plant and equipment includes the following facilities under finance lease:

	2004	2003
Cost - facilities under finance lease	**₱4,419,921**	₱4,419,921
Less accumulated depreciation	**2,764,254**	2,448,750
Net book value	**₱1,655,667**	₱1,971,171

As of December 31, 2004, future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

Within one year	₱934,556,991
After one year but not more than five years	4,576,796,649
More than five years	37,998,386,903
Total minimum lease payments	43,509,740,543
Less interest	39,699,127,631
Present value of minimum lease payments	₱3,810,612,912
Current	₱168,203,752
Noncurrent	3,642,409,100
	₱3,810,612,852

Capitalized Costs

Certain property accounts include the following capitalized costs:

a. Interest on loans

Interest charges on loans capitalized to the subsidiaries' property accounts amounted to ₱1.44 billion in 2004, ₱332.5 million in 2003 and ₱439.9 million in 2002.

b. Foreign exchange losses

As discussed in Note 2 to the consolidated financial statements, undepreciated capitalized losses included under Property and equipment account amounted to ₱8.4 billion and ₱8.3 billion as of December 31, 2004 and 2003, respectively. Upon adoption of PAS 21, any undepreciated capitalized foreign exchange losses will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated. PAS 21 further requires the Group to determine its functional currency and measure its results and financial position in that currency. Translation procedures are specified when the presentation currency used for reporting differs from the company's functional currency.

Certain subsidiaries' practice has been to capitalize foreign exchange adjustments arising from foreign currency-denominated obligations incurred to finance the construction and acquisition of certain property and equipment. Foreign exchange adjustments that are regarded as adjustments to borrowing costs may qualify for capitalization as part of Property and equipment account under SFAS 25/IAS 23 and, accordingly, will not be affected by the adjustments required under PAS 21 in 2005. As of December 31, 2004 and 2003, undepreciated capitalized foreign exchange losses included under Property and equipment account, excluding the amount eligible for capitalization under SFAS 25/IAS 23, amounted to ₱2.8 billion and ₱3.1 billion, respectively.

12. Other Assets

This account consists of:

	2004	2003
Miscellaneous deposits (Note 25)	**₱4,354,250,000**	₱670,703,249
Goodwill - net	**1,352,778,501**	1,279,941,630
Deferred income tax assets (Note 21)	**1,067,139,787**	1,053,121,223
Miscellaneous investments	**636,940,279**	638,944,577
Deferred commissions and subsidies	**529,128,993**	554,468,112
Bond issue costs - net (Note 15)	**414,589,162**	545,172,355
Others	**1,428,331,950**	1,264,964,318
	₱9,783,158,672	₱6,007,315,464

Miscellaneous deposits in 2004 include a subsidiary's pre-delivery payments amounting to ₱3.03 billion for its purchases of new aircrafts.

Goodwill, except for negative goodwill, arising from acquisitions is being amortized on a straight-line basis over a period of 10 to 20 years. Movements in the goodwill account follow:

	2004	2003
Positive goodwill:		
Cost		
Balance at beginning of year	**₱1,857,198,832**	₱1,786,862,768
Additions	**248,575,189**	–
Translation adjustments	**41,088,139**	70,336,064
Balance at end of year	**2,146,862,160**	1,857,198,832
Accumulated amortization		
Balance at beginning of year	**577,257,202**	407,960,136
Amortization for the year	**164,693,285**	150,607,251
Translation adjustments	**15,394,965**	18,689,815
Balance at end of year	**757,345,452**	577,257,202
Net book value	**1,389,516,708**	1,279,941,630
Negative goodwill	**36,738,207**	–
Net goodwill	**₱1,352,778,501**	₱1,279,941,630

Changes in deferred commissions and subsidies follow:

	2004	2003
Balance at beginning of year	**₱554,468,112**	₱–
Deferral of commissions and subsidies	**484,450,090**	697,700,276
Amortization	**(509,789,209)**	(143,232,164)
Balance at end of year	**₱529,128,993**	₱554,468,112

13. Accounts Payable and Accrued Expenses

This account consists of:

	2004	2003
Trade payables	**₱5,358,320,109**	₱5,729,936,743
Accrued expenses (Note 20)	**6,564,986,521**	5,716,632,319
Finance liabilities	**5,285,763,893**	4,030,495,563
Related parties (Note 23)	**53,094,734**	60,378,712
Other payables (Note 25)	**2,378,790,855**	1,144,858,984
	₱19,640,956,112	₱16,682,302,321

Accrued expenses and other payables include accruals for interest expense, retirement cost and various expenses.

Finance liabilities represent deposit liabilities of RSB as of December 31, 2004 and 2003.

14. Notes Payable

Notes payable represents various short-term Philippine peso and US dollar-denominated loans obtained from local and foreign banks at prevailing market rates.

Breakdown of notes payable as to security follows:

	2004	2003
Secured:		
Subsidiaries	**₱3,510,707,094**	₱2,637,093,573
Unsecured:		
Company	–	542,700,000
Subsidiaries	4,896,272,371	7,948,422,950
	4,896,272,371	8,491,122,950
	₱8,406,979,465	₱11,128,216,523

The foregoing secured notes payable in 2004 and 2003 are covered by certain inventories amounting to ₱1.4 billion and ₱2.8 billion, respectively.

15. Long-term Debt

Long-term debt consists of:

	2004	2003
Company:		
Foreign currencies:		
Loan from a foreign bank at interest rate of London Interbank Offered Rate (LIBOR) plus 0.625%; payable in 14 equal semi-annual amortizations	**₱6,536,595,311**	₱5,170,573,998
Philippine peso:		
Term loan from a local bank at interest rate of 3 months Market 1 + 2.25%	**1,000,000,000**	1,000,000,000
	7,536,595,311	6,170,573,998
Subsidiaries:		
Foreign currencies:		
Suppliers' credit agreements with maturities up to 2007, at interest rates of 1.5% to 2% over LIBOR	**1,352,322,358**	13,665,736,495
US$200 million 8.375% Notes Due 2004	**–**	4,323,757,010
JG Summit Limited (JGSL) 9.25% US$100 million Notes Due 2006	**5,277,574,152**	5,419,635,000
JG Summit Philippines, Ltd. (JGSPL) Guaranteed Floating Rate Notes and Term Loan Facility Agreement US$102.3 million Due 2006	**5,031,251,300**	4,852,657,800
Universal Robina (Cayman), Ltd. (URCL) US$100 million 8 3/8% Notes Due 2006	**2,987,524,012**	2,893,499,579
JGSPL US$300 million, 8.25% Notes Due 2008	**16,507,913,000**	16,286,698,000
URC Philippines, Limited (URCPL) US$125 million 9% Notes Due 2008	**7,034,500,000**	6,859,625,000
DIGITEL Zero Coupon 12% Convertible Bonds Due 2013	**11,059,400**	10,911,188
Various borrowings from banks payable in 14 and 16 semi-annual installments at interest rates of 1.5% to 2% over 180-day LIBOR	**3,003,804,583**	1,809,770,496
Various loans from foreign banks, payable in semi-annual installments at interest rates ranging from 3.86% to 8.07%	**4,558,037,544**	1,567,556,199
Minimum capacity purchase agreement	**535,239,500**	750,411,000
	46,299,225,849	58,440,257,767

(Forward)

	2004	2003
Philippine peso:		
Capital lease obligation (Note 11)	**₱2,475,539,962**	₱2,475,539,962
URC 5-Year Promissory note payable in 6 semi-annual amortization with remaining balance at maturity	**900,000,000**	1,000,000,000
RLC ₱1,000 Million Bonds	**1,000,000,000**	1,000,000,000
RLC loan from ING, Manila and SBC under the DBP-JBIC - 5 loan facility at fixed interest rate of 9.2% per annum + 1.5% margin due on October 8, 2009	**1,000,000,000**	–
Philippine Sugar Corporation restructured loan payable in 25 equal annual amortizations	**67,846,785**	72,308,006
	5,443,386,747	4,547,847,968
	51,742,612,596	62,988,105,735
	59,279,207,907	69,158,679,733
Less current portion	**4,509,602,748**	12,878,786,627
	₱54,769,605,159	₱56,279,893,106

Except for the liability under the minimum capacity purchase agreement, the repayment of the long-term debt follows:

	2004	2003
2004	**₱–**	₱12,878,786,627
2005	**4,340,579,748**	5,161,789,065
2006	**13,356,219,753**	17,470,811,034
2007	**6,047,579,288**	1,504,910,404
2008	**26,946,378,871**	25,410,462,313
2009	**1,966,253,781**	209,110,853
Thereafter	**6,086,956,966**	5,772,398,437
	₱58,743,968,407	₱68,408,268,733

The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased.

The exchange rates used to restate the foreign currency borrowings were ₱56.341 to US$1.00 and ₱55.586 to US$1.00 as of December 31, 2004 and 2003, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱56.276 to US$1.00 and ₱54.877 to US$1.00 in 2004 and 2003, respectively.

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes have been deferred and are being amortized over the terms of the respective debt securities issued. Unamortized bond issue costs included under Other assets account in the consolidated balance sheets amounted to ₱414.6 million and ₱545.2 million as of December 31, 2004 and 2003, respectively (Note 12).

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment. As of December 31, 2004 and 2003, the subsidiaries covered by the aforementioned loan agreements are in compliance with such loan covenants.

The following significant transactions affected the Company's long-term debt:

JGSL 9.25% Notes Due 2006
On January 4, 2002, the Company established JGSL, a wholly owned subsidiary incorporated as an international business company with limited liability under the laws of the British Virgin Islands.

In January 2002, JGSL issued US$100 million, 9.25% Notes due 2006 which are unconditionally and irrevocably guaranteed by the Company. The terms and conditions of the notes provide for a negative pledge and financial covenants to be complied with by JGSL and the Company starting 2002. As of December 31, 2004, the outstanding balance of the notes amounted to US$93.7 million (₱5,277.6 million)

JGSPL Guaranteed Floating Rate Notes and Term Loan Facility Agreement

Guaranteed Floating Rate Notes
In August 2001, JGSPL issued Guaranteed Floating Rate Notes Due 2006, with the Company as guarantor. As of December 31, 2004, outstanding balance of the notes amounted to US$12.3 million (₱693 million).

Under the agreement, the obligations of the Company will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company and will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company, save for such as may be preferred by mandatory provisions of applicable law.

Term Loan Facility Agreement
In August 2001, JGSPL entered into a Term Loan Facility Agreement, with the Company as guarantor. As of December 31, 2004, the outstanding balance of the loan amounted to US$40.0 million (₱2,253.6 million). The term loan has a put option where creditor-banks may request repayment from JGSPL of the whole or any part of its participation in the loan on September 10, 2004, the option date.

Under the term loan facility agreement, neither JGSPL nor the Company shall procure that no major subsidiary (URC, RLC and DIGITEL) will create or permit to subsist, any security interest (means any mortgages, pledge, lien, charge, assignment or arrangement having the effect of conferring security) of any of its assets. However, this does not apply to the following security interests: (a) over any asset in favor of an export credit agency securing an amount not more than the amount financed or guaranteed by that export credit agency in connection with the acquisition of that asset; or (b) securing any loan or credit accommodation classified by the Manual of

Regulations for Banks and Other Financial Intermediaries of the Bangko Sentral ng Pilipinas as a loan or credit accommodation made by a bank or a financial institution to its directors, officers, stockholders and their related interests; or (c) securing supplier's credit incurred in the ordinary course of business of the borrowing entity; or (d) arising in the ordinary course of the trade finance business; or (e) as set out in the agreement and securing principal amounts outstanding on the agreement date. In addition, neither JGSPL nor the Company shall procure that no major subsidiary shall: (a) sell, transfer or otherwise dispose of any of its assets to a third party on terms whereby it is or may be leased to or reacquired or acquired by the Company or any of its related subsidiaries and entities; or (b) sell, transfer or otherwise dispose of any of its receivables to a third party on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of incurring indebtedness except where the sole purpose of the transaction is tax management.

URCL 8 3/8% Notes Due 2006

On December 19, 1996, URCL issued US$100 million 8 3/8 % Notes Due 2006 guaranteed by URC. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on December 19, 2006. URCL reacquired US$0.5 million worth of the 8 3/8% Notes in 2003 which resulted in a gain of ₱0.2 million. Related gain on reacquisition is included under Other income (expenses) account in the consolidated statements of income (Note 19).

JGSPL 8.25% Guaranteed Notes Due 2008

In June 2003, JGSPL issued US$ 300 million 8.25% Guaranteed Notes Due 2008 which are unconditionally and irrevocably guaranteed by the Company. Unless previously purchased and cancelled the 8.25% Guaranteed Notes will be redeemed at their principal amount on June 20, 2008.

Bayerische Hypo-und Vereinsbank Loans

On October 26, 2001 (as amended on January 25, 2002), the Company, on behalf of its subsidiary, DIGITEL, entered into a loan agreement with Bayerische Hypo-und Vereinsbank AG (Vereinsbank), Munich in order to refinance the latter's contract with Alcatel, to the extent covered by the insurance of Compagnie Francaise d'Assurance pour le Commerce Exterieur S.A., a credit insurance agency. Under the loan agreement, the borrower shall ensure that its obligations pursuant to the loan agreement will rank at least pari passu with all other unsubordinated obligations of the borrower. As of December 31, 2004 and 2003, the outstanding balance of the loan amounted to US$116 million (₱6,536.5 million) and US$93 million (₱5,170.5 million), respectively.

URC entered into two credit-term loan facilities with Vereinsbank, in order to finance the supply of certain property and equipment for its biaxially-oriented polypropylene plant. Details of the loans follow:

	2004	2003	Maturity Date	Interest Rate
Line 1	**₱167,239,495**	₱155,487,038	September 12, 2005	EURIBOR/USD LIBOR ranging from 2.94% to 4.061% per annum
Line 2	**416,892,459**	572,020,804	April 30, 2008	EURIBOR/USD LIBOR ranging from 2.86% to 4.26% per annum
Total	**₱584,131,954**	₱727,507,842		

URC also entered into credit-term loan facilitiês with the Vereinsbank to finance the supply of certain property and equipment for its flour mill plant. The outstanding balance bears interest at floating rate based on the US dollar LIBOR plus certain margins per annum. This loan is payable in 14 equal, consecutive, semi-annual payments starting 6 months after the weighted average delivery period of all units or at the latest starting 6 months after August 1, 2002, whichever date shall occur earlier, with the last repayment installment due October 15, 2009.

URCPL 9% Guaranteed Notes

On February 5, 2003, URCPL issued US$125 million, 9% Guaranteed Notes Due 2008 which are unconditionally and irrevocably guaranteed by URC. Unless previously redeemed or purchased and cancelled, the 9% Guaranteed Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on February 6, 2008. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

DIGITEL Zero Coupon Convertible Bonds

On December 8, 2003, DIGITEL issued Zero Coupon Convertible Bonds Due 2013 with face value of US$31.11 million and issue price of US$10.02 million. As of December 31, 2004, the outstanding balance of the bonds amounted to US$10.19 million or ₱566.60 million.

Unless previously converted, cancelled or redeemed, the bonds are convertible into DIGITEL's common shares at ₱1 par value at the end of the tenth year after the issue date and are redeemable at the option of DIGITEL, in whole or in part, at the end of each year starting one year after the issue date and every year thereafter at the following redemption dates and values:

Redemption Date	Redemption Value [(a)]
End of 1st year from issue date	US$35.29
End of 2nd year from issue date	38.75
End of 3rd year from issue date	42.63
End of 4th year from issue date	46.97
End of 5th year from issue date	51.83
End of 6th year from issue date	57.28
End of 7th year from issue date	63.38
End of 8th year from issue date	70.21
End of 9th year from issue date	77.87
End of 10th year from issue date	86.44

[(a)] *Per US$100 of face value*

Alternately, the bondholders will have the right to convert the bonds into common shares of DIGITEL at redemption date. The number of conversion shares to be received by the bondholders upon exercise of the conversion right equivalent to the total redemption value which the bondholders would have received if the bonds were redeemed multiplied by the exchange rate for the relevant date divided by the ₱1 par value. Unless previously converted, purchased and cancelled or redeemed, the bonds shall be converted into the common shares of DIGITEL at the end of the tenth year after the issue date.

The bonds constitute direct, unconditional, unsubordinated and unsecured obligations of DIGITEL and shall at all times rank pari passu and without preference among themselves and at least equally with all other present and future unsubordinated, unsecured obligations of DIGITEL, except as may be preferred by virtue of mandatory provision of law.

The bondholders have the option, through a resolution approved by 75% of the face value of the bonds then outstanding, to require a lien on unencumbered assets of DIGITEL not subject to a dispute, valued at approximately US$200,000, subject to the limitations, conditions and restrictions of a Mortgage Trust Indenture (MTI). The MTI will be administered by a Security Trustee appointed in accordance with the MTI.

The proceeds from the sale of the Bonds will be used by DIGITEL to partially fund the purchase of equipment for GSM Project Phases 1 and 2 valued at approximately US$200.0 million with completion of approximately 681 cellular sites covering key urban cities nationwide pursuant to a PA issued by the National Telecommunications Commission.

URC 5-Year Promissory Note

URC obtained a 5-year loan from a local bank payable in 6 semi-annual amortizations of ₱100 million to commence on the 30th of the month from draw date, with the remaining balance payable at maturity. The loan which bears interest at prevailing market rate is used to finance capital expenditures relative to expansion of snack food, candy biscuits operations of the branded consumer food segment.

RLC ₱1,000 Million Bonds

On March 13, 2003, RLC issued ₱1,000 million bonds constituting direct, unconditional, unsubordinated and unsecured obligations ranking pari passu with all direct, unconditional, unsubordinated and unsecured obligations of RLC at par of 100% of face value. The term of the bond is 5 years and 1 day from issue date and shall be redeemable at par upon maturity or on a date which is 5 years and 1 day from issue date.

Interest on the outstanding principal sum of the bonds shall be paid at a rate determined for each quarterly interest period, accrued and payable quarterly on the dates indicated in the interest coupon of the bonds. The interest shall be the sum of the base rate plus a spread of 2%.

RLC ₱1,000 Million Loan

On October 6, 2004, RLC obtained a 5-year loan from ING, Manila and Security Bank Corporation under the DBP-JBIC loan facility payable in 9 semi-annual installments. The loan which bears a fixed interest rate of 9.2% per annum plus an interest margin of 1.5% per annum is used to partially finance capital expenditures of RLC.

Philippine Sugar Corporation Restructured Loan

RA No. 7202 dated February 24, 1992 provided for, among others, the condonation of all penalties and surcharges on loans granted to sugar producers from crop year 1974-1975 up to and including 1984-1985. The guidelines for the implementation of RA No. 7202 was issued under Executive Order No. 31 dated October 29, 1992, directing all government lending financial institutions to write-off from their respective books the interest in excess of 12% yearly and all penalties and

surcharges due. Certain assets of a subsidiary with net book value of ₱73.3 million and ₱85.3 million as of September 30, 2004 and 2003, respectively are used to secure the loan. The loan is payable in 25 equal annual amortizations of ₱9.9 million. Unpaid interest on the loan amounted to ₱3.8 million and ₱4.1 million as of September 30, 2004 and 2003, respectively.

16. Stockholders' Equity

The Company's capital stock consists of:

	2004 (In shares)	2003 (In shares)	2002 (In shares)
Authorized:			
Preferred stock, ₱1.00 par value			
At January 1	–	–	–
Reclassification of common stock	2,000,000,000	–	–
At December 31	2,000,000,000	–	–
Common stock, ₱1.00 par value			
At January 1	14,850,800,000	14,850,800,000	14,850,800,000
Reclassification into preferred stock	(2,000,000,000)	–	–
At December 31	12,850,800,000	14,850,800,000	14,850,800,000
Issued:			
11.75% preferred stock, ₱1.00 par value			
At January 1	–	–	–
Issuances during the year	171,900,000	–	–
At December 31	171,900,000	–	–
12.00% preferred stock, ₱1.00 par value			
At January 1	–	–	–
Issuances during the year	255,000,000	–	–
At December 31	255,000,000	–	–
	426,900,000	–	–
Common stock, ₱1.00 par value			
At January 1 and December 31	6,895,273,657	6,895,273,657	6,895,273,657

Preferred Shares
On July 27 and August 2, 2004, the Company's BOD authorized the offer and issuance of 255,000,000 and 171,900,000 redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, The BOD further resolved that the preferred stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% per annum on Tranche 1 and Tranche 2, respectively, and shall be payable quarterly until final redemption. The Company shall establish a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value, not later than thirty days after issue date.

Cash Dividends
On July 24, 2002, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of August 7, 2002.

On August 6, 2003, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of September 5, 2003.

On February 12, 2004, the Company's BOD approved the reclassification of a certain portion of common shares into preferred shares. Consequently, the Company's authorized capital stock of 14,850,800 shares with a par value of ₱1.00 was reclassified into (a) 12,850,800,000 common shares with a par value of ₱1.00 and (b) 2,000,000,000 preferred shares with a par value of ₱1.00.

On July 22, 2004, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of August 20, 2004.

Restrictions on Retained Earnings

A portion of retained earnings amounting to ₱30.3 billion, ₱25.5 billion and ₱21.8 billion as of December 31, 2004, 2003 and 2002, respectively, representing accumulated equity in the net earnings of consolidated subsidiaries and associates is not available for dividend declaration until received in the form of dividends from the investees.

In April 2003, the Company's BOD approved the reversal of appropriated retained earnings of ₱8,827.3 million and appropriated ₱8.0 billion from its unrestricted retained earnings for various bonds of wholly owned subsidiaries.

Treasury Shares

The Company has outstanding treasury shares of 98,082,000 shares in 2004, 2003 and 2002. Such treasury shares amounting to ₱721.8 million as of December 31, 2004, 2003 and 2002 restrict the Company from declaring equivalent an amount from unappropriated retained earnings as dividends.

17. Cost of Sales and Services

This account consists of:

	2004	2003	2002
Raw materials used	₱21,576,040,790	₱18,927,780,566	₱16,027,583,500
Direct labor	981,355,786	800,396,535	742,362,375
Overhead cost	8,864,642,997	8,533,485,223	8,466,589,433
Total manufacturing cost	31,422,039,573	28,261,662,324	25,236,535,308
Goods in process	(57,920,904)	(55,349,851)	5,874,945
Cost of goods manufactured	31,364,118,669	28,206,312,473	25,242,410,253
Finished goods	(7,439,224)	(317,633,962)	(55,199,014)
Cost of sales	31,356,679,445	27,888,678,511	25,187,211,239
Cost of services	6,197,272,803	4,894,425,028	3,450,107,505
Cost of sales and services	₱37,553,952,248	₱32,783,103,539	₱28,637,318,744

18. Operating and Other Expenses

This account consists of:

	2004	2003 (As restated)	2002 (As restated)
Outside services	**₱4,041,599,510**	₱3,603,650,423	₱2,067,383,992
Depreciation and amortization	**3,988,476,995**	3,364,450,257	3,178,307,285
Salaries and wages (Note 20)	**2,644,738,170**	2,484,672,210	2,334,062,876
Rent	**946,505,105**	568,948,742	498,064,018
Provision for doubtful accounts	**690,327,888**	655,107,809	636,441,746
Repairs and maintenance	**534,461,890**	454,245,939	203,206,854
Utilities and supplies	**494,894,718**	426,148,007	379,815,926
Insurance	**450,321,330**	510,083,982	197,481,800
Travel and transportation	**438,021,834**	349,672,532	393,060,258
Taxes, licenses and fees	**359,301,981**	447,257,247	266,241,829
Communication	**150,776,711**	126,127,156	75,498,425
Others	**907,190,692**	1,667,372,677	1,220,574,602
	₱15,646,616,824	₱14,657,736,981	₱11,450,139,611

19. Other Income (Expenses)

This account consists of:

	2004	2003	2002
Income from early debt extinguishment	**₱4,748,233,086**	₱–	₱–
Provision for impairment losses	**(1,700,839,344)**	(374,024,382)	–
Foreign exchange gains - net (Notes 21 and 23)	**(85,243,576)**	294,088,286	122,020,199
Loss on sale of investment	–	–	(202,222,697)
Gain on sale/repurchase of investment securities	–	12,516,520	7,503,350
Miscellaneous	**130,559,347**	142,545,398	(418,869,151)
	₱3,092,709,513	₱75,125,822	(₱491,568,299)

Income from Early Debt Extinguishment

Income from early debt extinguishment represents the reduction in a subsidiary's debt assumed by another subsidiary through a bank as described in Note 25 to the consolidated financial statements.

Provision for Impairment Losses

The following subsidiaries provided for impairment losses on certain assets:

	2004	2003
JGSPC	**₱1,450,320,230**	₱–
DIGITEL	**100,500,000**	–
URC	**150,019,114**	374,024,382
	₱1,700,839,344	₱374,024,382

JGSPC's provision for impairment losses represent the write-down of certain buildings and improvements and machinery and equipment to recoverable amounts. Recoverable amounts were based on value in use and were determined at the cash-generating unit level. In determining value in use for the cash-generating unit, the cash flows were discounted at the nominal rate of 7.79% on a pre-tax basis.

DIGITEL's provision for impairment losses represents the difference between the DIGITEL's share in the unaudited networth at 40% and the carrying value of its investment in Digitel Crossing amounting to ₱100.5 million which is mainly caused by foreign exchange rate differential. As of December 31, 2004, the unaudited networth of Digitel Crossing amounted to ₱413.6 million.

URC's provision for impairment losses represent the write-down in the net book values of certain machinery and equipment in its branded segment. Impairment losses were determined using the net selling price as the NRV.

Miscellaneous
Miscellaneous account includes, among others, provision for decline in value of temporary investments, write-offs, amortization of deferred charges and goodwill, loss on sale of fixed assets, plant shutdown and other expenses, net of other income.

20. Pension Plans

Certain subsidiaries have separate noncontributory retirement plans covering all its regular employees. These plans provide retirement, separation, disability and death benefits to their members. The subsidiaries, however, reserve the right to discontinue, suspend or change the rate and amounts of its contributions at any time on account of business necessity or adverse economic conditions. The principal actuarial assumptions used to determine retirement benefits consist of (1) average service life of covered officers and employees of 24 years; (2) interest rates ranging from 0.875% to 11%; and (3) projected salary increases from 6.1% to 10%. The latest actuarial valuation studies were made in April 2003. Based on such studies, the aggregate unfunded past service liabilities of these subsidiaries, amounted to ₱471.4 million while plan assets at fair value amounted to ₱951.99 million as of December 31, 2004.

On the other hand, the Parent Company and the other subsidiaries and associates accrue estimated retirement expense to meet the provisions on pensions of RA No. 7641. The retirement cost estimate is computed at 50% of the monthly salary plus 1/12 of the 13th month pay and the cash equivalent of not more than 5 days of service incentive leaves. Based on said formula, the Parent Company and the other subsidiaries and associates accrued ₱114.3 million, ₱205.8 million and ₱151.6 million in 2004, 2003 and 2002, respectively. Total accrued retirement benefits of the Group inclusive of the funded retirement plans of the subsidiaries discussed in the preceding paragraphs amounted to about ₱1.1 billion.

Management believes that the level of accruals for retirement benefits is adequate to cover the future retirement benefits of all officers and staff.

21. Income Tax

Provision for income tax consists of:

	2004	2003	2002
Current	**₱450,976,677**	₱443,619,638	₱453,563,786
Deferred	**239,363,024**	(219,028,738)	397,268,219
	₱690,339,701	₱224,590,900	₱850,832,005

A reconciliation between the Group's statutory tax rate and effective tax rate for the years ended December 31 follows:

	2004	2003	2002
Statutory income tax rate	**32.00%**	32.00%	32.00%
Increase (decrease) in tax rate resulting from:			
Nontaxable income	**(30.53)**	(13.23)	(0.19)
Equity in net earnings of unconsolidated subsidiaries/affiliates	**(5.50)**	(12.16)	(6.37)
Effect of unrecognized deferred income tax assets	**7.75**	2.82	8.24
Income subjected to lower tax rates	**(2.91)**	(1.94)	(1.08)
Nondeductible interest expense	**1.01**	1.31	0.14
Provision for decline in value of equity investments	–	–	0.06
Board of Investments (BOI) tax credit and others	**(0.32)**	(0.96)	(0.99)
Others - net	**10.64**	4.65	(6.06)
Effective income tax rate	**12.14%**	12.49%	25.75%

As discussed in Note 2 to the consolidated financial statements, the Group adopted SFAS 12/ IAS 12. Accordingly, the deferred income tax assets and liabilities previously classified as current assets and current liabilities in the consolidated balance sheets are now classified as noncurrent assets and noncurrent liabilities.

Components of the Group's deferred tax assets and liabilities follow:

	2004	2003
Deferred income tax assets on:		
NOLCO	**₱242,574,781**	₱347,594,881
Unrealized foreign exchange loss	**167,395,576**	237,574,460
Allowance for impairment loss	**150,861,468**	119,733,234
Allowance for probable losses	**122,262,764**	480,947,606
Accrued rent	**103,798,087**	68,576,155
Unfunded pension benefits	**64,307,112**	34,318,806
Unamortized past service costs	**19,106,906**	191,706
Others	**155,716,902**	(265,279,334)
MCIT carryforward	**41,116,191**	29,463,709
	1,067,139,787	1,053,121,223

(Forward)

	2004	2003
Deferred income tax liabilities on:		
Unamortized capitalized interest	**(₱1,279,642,433)**	(₱1,257,731,960)
Double depreciation	**(164,699,955)**	(107,019,419)
Realized foreign exchange gain	**(62,340,000)**	(496,682,633)
Accrued rent	**(75,395,720)**	(61,122,775)
Unrealized profit on excess of market value over cost of hog market stocks	**(39,896,766)**	(23,559,069)
Unrealized foreign exchange gain on advances	**(26,557,294)**	(22,167,541)
Others	**62,361,665**	635,494,482
	(1,586,170,503)	(1,332,788,915)
Net deferred income tax liabilities	**(₱519,030,716)**	(₱279,667,692)

22. Earnings Per Share

Basic EPS is calculated by dividing the net income for the year attributable to common shareholders (net income for the period less dividends on convertible redeemable preferred shares) by the weighted average number of common shares outstanding during the year (adjusted for any stock dividends).

The following reflects the income and share data used in the basic EPS computations:

	2004	2003	2002
Net income	**₱5,903,534,558**	₱2,074,950,004	₱2,469,899,934
Add interest expense on convertible bonds	–	–	213,711,137
Net income applicable to common stock	**₱5,903,534,558**	₱2,074,950,004	₱2,683,611,071
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	6,797,191,657
Potential common shares on convertible bonds	–	–	208,668,264
Common and potential common shares from assumed conversion	**6,797,191,657**	6,797,191,657	7,005,859,921
Basic EPS	**₱0.87**	₱0.31	₱0.38

As of December 31, 2002, the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in 2004 and 2003 was no longer computed.

23. Related Party Transactions

The Group, in the regular conduct of its business, has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases and, management and administrative service agreements.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions not eliminated are as follows:

	2004	2003
Advances to affiliated companies and a stockholder (shown under):		
Receivables	₱3,650,177,310	₱3,129,048,707
Investments in associates and advances	1,732,879,599	1,797,080,573
Accounts payable and accrued expenses	53,094,734	60,378,712
Due to affiliated companies	2,761,361,598	2,459,993,381

24. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and nonpioneer activities. A particular consolidated subsidiary is also registered with the Philippine Tourism Authority. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and nontax incentives which are considered in computing the provision for income tax.

DIGITEL

In February 1993, DIGITEL was awarded a 30-year exclusive contract by the DOTC to manage, operate, develop and rehabilitate certain telecommunications facilities owned by the DOTC.

In February 1994, DIGITEL was granted a franchise to provide domestic and international telecommunications services nationwide. Pursuant to its national franchise, DIGITEL filed the corresponding application before the National Telecommuincations Commission (NTC) for the issuance of a certificate of public convenience and necessity to install, operate and maintain telecommunications systems.

On September 27, 1994, DIGITEL was granted by the NTC a provisional authority (PA) to operate an international gateway facility (IGF). A PA was also secured from the NTC on January 11, 1995 to install, operate, maintain and develop telecommunications facilities in Regions I to V including the facilities currently leased from the DOTC, and to provide at least 925,000 additional lines within 10 years. In this regard, DIGITEL initiated in 1995 a 10-year strategic program to expand and upgrade its existing fixed telephone network and entered into agreements with NEC, Ericsson Business Networks AB, Sumitomo Corporation (Sumitomo), American Telephone and Telegraph Company, TRT Telephoniques and Telegreenland for the supply and installation of telephone facilities for its fixed telephone network and IGF.

On January 14, 1998, DIGITEL was registered with the BOI as an expanding operator of public telecommunications services and International Gateway Facility - 2 (IGF - 2) on a nonpioneer status with a registered capacity of 786,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, DIGITEL is entitled to income tax holiday (ITH) for 3 to 6 years on income derived from certain areas, additional deduction of labor expenses for five years but not simultaneous with the ITH, employment of foreign nationals for five years and unrestricted use of consigned equipment. However, DIGITEL is subject to certain requirements such as; (a) maintaining a base equity of at least 25%; (b) filing of specialized financial reports with the BOI; and (c) the need for prior approval for the

(i) issuance of stock convertible into voting stock; (ii) repurchase of its own stock; (iii) investment in, extension of loans or purchase of bonds in substantial amount from any enterprise other than those bonds issued by the Philippine Government; (iv) expansion of its capacity, with or without incentives; and (v) transfer of ownership or control of DIGITEL.

DMPI

On August 7, 2000, DIGITEL was granted by the NTC, a PA, authorizing it to construct, install, operate and maintain a Nationwide Cellular Mobile Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology.

The effectivity of the PA granted to DIGITEL, which was originally valid for 18 months from date of issuance, has been extended by the NTC up to February 7, 2005.

On August 10, 2001, DIGITEL was registered with the BOI as a new operator of telecommunication systems on nationwide CMTS-GSM communication network on a pioneer status with a registered capacity of 553,451 lines. Under the terms of its registration, DIGITEL is entitled to ITH for 6 years, reckoned from January 2003 or from the actual start of commercial operation, whichever comes first, but in no case earlier than the date of registration; provided however, that DIGITEL has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than four years from the date of its registration. In case of failure to comply with the said investment requirement, the BOI shall be constrained to automatically amend the project's status of the registration from pioneer, entitled to six years ITH, to nonpioneer, entitled to four years ITH. Prior to availment of ITH incentive, DIGITEL shall submit proof of compliance with the Tree Planting Program of the BOI. DIGITEL is also allowed an additional deduction of 50% of the wages if the project meets the prescribed ratio of capital equipment to number of workers set by the BOI of not more than US$10,000 to one worker and provided that this incentive shall not be availed of simultaneously with the ITH. Also, DIGITEL shall have unrestricted use of consigned equipment and shall employ foreign nationals.

On December 11, 2002, the President of the Philippines, Gloria Macapagal-Arroyo signed into law, RA No. 9180 granting the DMPI a franchise to construct, install, establish, operate and maintain wire and/or wireless telecommunications systems throughout the Philippines.

The NTC approved the assignment of the PA to DMPI on August 28, 2003.

On October 23, 2003, the BOI registration was transferred to DMPI subject to the following conditions:

a. Submission of a board resolution duly approved by the BOD accepting all the terms and conditions imposed by the BOI on the registration;

b. Start of the period of availment of incentives of DMPI from the date of the registration; and

c. Compliance with other requirements/conditions as may be imposed by the BOI.

In relation to the incentives from BOI, DMPI is required to maintain a 70:30 debt to equity ratio within a specific period as prescribed by the BOI.

CAI

CAI operates under a franchise which extends up to the year 2031 granted by the Philippine Government under RA No. 7151. As provided for under the franchise, CAI is subject to franchise tax of five percent of the gross revenues derived from transport operations.

CAI shall also be subject to income tax levied under Title II of the National Internal Revenue Code, as amended, and tax on its real property under existing laws on revenues earned from activities other than air transportation.

In the event that any competing individual, partnership or corporation receives and enjoys tax privileges and other favorable terms which tend to place the subsidiary at any disadvantage, then such provisions shall be deemed *ipso facto* part hereof and shall operate equally in favor of the subsidiary. Hence, for purposes of computing the corporate income tax, CAI depreciates its assets to the extent of not more than twice as fast the normal rate of depreciation, pays the lower of the franchise tax and the corporate income tax and carryovers as a deduction from taxable income any net loss incurred in any year up to 5 years following the year of such loss.

JGSPC

On May 24, 1994, JGSPC was registered with the BOI as a new domestic producer of polyethylene and polypropylene under the 1987 Omnibus Investment Code with a capacity of 175,000 metric tons of polyethylene and 180,000 metric tons of polypropylene per year. Under this registration, the Company is entitled to certain incentives, the more significant of which are: (a) ITH for six years from projected start of commercial operations or actual start of commercial operations whichever comes first; (b) additional deduction for incremental labor expense; (c) tax and duty free importation of capital equipment; (d) tax credit for taxes and duties paid on raw materials used for its export products; (e) exemption from contractor's tax, wharfage due and any export tax, duty, impost and fees; (f) employment of foreign nationals; and (g) unrestricted use of consigned equipment.

Litton Mills, Inc. (LMI)

LMI is registered with the BOI as a nonpioneer export producer of garments and domestic producer of fabric which requires that the LMI to maintain at all times a minimum of 60% Filipino voting equity and to export at least 50% of its products. The LMI is also registered with the BOI under the Textile Modernization Program on a preferred nonpioneer status.

As a registered enterprise, the LMI is entitled to certain tax incentives provided for under Presidential Decree 1789, as amended by Batas Pambansa Blg. 391. The tax credits earned by the Company under these incentives amounted to ₱59,383,005 and ₱43,766,306 in 2004 and 2003, respectively.

25. Commitments and Contingent Liabilities

a. ₱2.03 Billion Bid for the Philippine Government's Equity in Philippine Shipyard and Engineering Corporation (Philseco)

On December 1993, the Company, as a member with a 60% interest in a consortium with Jurong Shipping Ltd. and Sembawang Holdings Pte Ltd. (co-bidders), submitted the highest bid amounting to ₱2.03 billion for the acquisition of the Philippine Government's equity representing 87.67% of the outstanding capital stock of Philseco.

In January 1994, the Committee on Privatization (COP) of the Asset Privatization Trust (APT) awarded the Philseco sale to Kawasaki/Philyards Holdings, Inc. (Philyards) on the basis of its exercise of an option to top the highest bid by 5%, made possible by the other losing bidders joining Philyards to package their topping bid. The Company believes that this decision is without merit and has filed before the Supreme Court on March 11, 1994 a petition for mandamus to nullify the award to Philyards and to compel the COP and the APT to award the sale to the Company.

On November 20, 2000, the Supreme Court of the Philippines upheld the Company's case and rendered its decision awarding to the Company the highest bid for the acquisition of Philseco shares.

On January 29, 2001, respondents Philyards, the COP and APT have filed with the Supreme Court, a motion for reconsideration of the November 20, 2000 Supreme Court's decision. On September 24, 2003, the SC's Special First Division issued a resolution in upholding Philyard's acquisition of the disputed shares. The Company in turn filed a motion for reconsideration to elevate the case to the SC en banc. On January 31, 2005, the SC has denied with finality the Company's motion for reconsideration and upheld the sale of the shares to Philyards. Management believes that such resolution did not have a material adverse effect on the accompanying consolidated financial statements.

As of December 31, 2004, Other assets account includes ₱130.0 million (see Note 12) representing required bid deposit paid to APT. The bid deposit, of which 60% belongs to the Company and the remaining 40% to the co-bidders, is currently being held under escrow with Equitable-PCIBank Inc. pending resolution of the case described in the preceding paragraph. The amount due to the Company's co-bidders of ₱52.0 million is shown under Accounts payable and accrued expenses account in the consolidated balance sheets.

b. Supply Contract with NEC

On October 8, 2002, NEC filed a Request for Arbitration with the International Chamber of Commerce (ICC), claiming a total amount of US$237.0 million, together with overdue interest and other fees and charges against a certain subsidiary, as payment for the outstanding balance under the turnkey supply and installation contract for the supply of 300,000 fixed lines for the Public Switched Telephone Network Project (the Supply Contract).

On March 19, 2003, NEC filed a petition with the Philippine Regional Trial Court (RTC), requesting that it recognize the request for arbitration filed with the ICC Arbitral Tribunal (ICCAT) and permit NEC to apply for judicial relief in support of the arbitration and/or any award the ICCAT may make in the future. NEC also sought to prevent the subsidiary from selling, disposing or encumbering any of the equipment supplied under the Supply Contract. The subsidiary opposed NEC's petition on the grounds that NEC has no legal capacity to sue under Philippine Laws, that the NTC has jurisdiction to hear the case and not the local courts, and that the petition was premature since no arbitral award had been rendered. The Philippine RTC upheld all of the subsidiary's claims and dismissed NEC's petition on April 30, 2003.

On May 15, 2003, NEC filed a motion to intervene in the NTC case to oppose the transfer of the provisional authority to operate and maintain a CMTS-GSM to DMPI. The motion was denied by the NTC. Consequently, on August 9, 2003, NEC filed a petition with urgent application for temporary restraining order and writ of preliminary injunction with the Court of Appeals (CA).

On September 29, 2003, the subsidiary filed a complaint and request for adjudication against NEC in the Construction Industry Arbitration Commission (CIAC).

On January 21, 2004, the subsidiary and NEC agreed to fully and finally settle all claims, liabilities, causes of action, suits, damages and expenses that either party has or may have, either now or in the future, against the other arising out of, relating to or in any way in connection with the Supply Contract dated April 4, 1995, and the Contract dated July 8, 1999 which was entered to supplement the Supply Contract. The subsidiary and NEC further agreed to withdraw and terminate the ICC case, CA case, NTC case and CIAC case (see Note 19).

c. Operating Lease Commitments

Future minimum rentals payable under noncancelable operating leases of certain lessee subsidiaries are as follows as of December 31:

	2004	2003 (As restated)
Within one year	**₱142,847,330**	₱137,068,930
After one year but not more than five years	**571,389,321**	571,389,321
After more than five years	**5,281,318,403**	5,424,165,733
	₱5,995,555,054	₱6,132,623,984

These non-cancelable leases have remaining non-cancelable lease terms of between 1 and 10 years. All leases include a clause to enable upward revision of the rental charge on an annual basis based on prevailing market conditions. The lease contracts also provide for the percentage rent which is a certain percentage of actual monthly sales or minimum monthly gross sales, whichever is higher.

d. Capital Commitments

RLC and its subsidiaries have commitments of ₱1.4 billion in 2003 and ₱1.4 billion in 2004 for the construction of new malls and residential condominium and office building developments.

e. Off-Balance Sheet Items

In the normal course of a subsidiary bank's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

f. Derivative Instruments

As of December 31, 2004 and 2003, the outstanding US dollar currency forward contracts of certain subsidiaries, with maturities ranging from less than a month to two years, have notional amounts (in millions) as follows: in 2004, for USD/PHP with weighted average forward rate of ₱56.41, buy - US$240.73, sell - (US$293.00), net - (US$52.27); for USD/EUR with weighted average forward rate of US$1.33, buy - US$1.33, sell - 0, net - US$1.33; for USD/JPY with weighted average forward rate of JPY103.90, buy - US$1.27, sell - 0, net - US$1.27. In 2003, for USD/PHP with weighted average forward rate of US$57.86, buy - US$73.59, sell - (US$100.00), net - (US$26.41); for USD/EUR with weighted average forward rate of US$1.23, buy - 0, sell - (US$3.70), net - (US$3.70).

As of December 31, 2004 and 2003, net mark-to-market gain on the outstanding forward contracts amounted to ₱51.59 million and ₱50.28 million, respectively.

All of the European-type call and put options, outstanding as of December 31, 2003, were allowed to expire at various expiry dates up to March 2004. Accordingly, the balance of the premium received amounting to about US$1.1 million was credited to income.

A certain subsidiary also sold bond futures contracts with aggregate notional amount of US$4.90 million and maturing in March 2005. As of December 31, 2004, the aggregate unrealized mark-to-market loss on these contracts amounted to ₱1.026 million.

The Company has entered into a Philippine peso/US dollar cross currency swap agreement with a foreign bank to swap fixed peso amount totaling ₱2,134.5 million into a predetermined or fixed US dollar amount based on exchange rates ranging from ₱55.98 to ₱56.05 per US dollar.

g. Others

The Group has various contingent liabilities arising in the ordinary conduct of business which are either pending decision by the courts or being contested, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual liability under these lawsuits or claims, if any, will not have a material or adverse effect on the Group's financial position and results of operations. The information usually required by SFAS 37/IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, is not disclosed on the grounds that it can be expected to prejudice the outcome of these lawsuits, claims and assessments.

26. Events After Balance Sheet Date

On January 20, 2005, URCPL issued US$200 million, 8.25% Guaranteed Notes Due 2012 which are unconditionally and irrevocably guaranteed by URC. The Notes have a put option where noteholders may redeem the notes at its principal amount on January 20, 2010, the option date. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited in accordance with auditing standards generally accepted in the Philippines, the consolidated financial statements of JG Summit Holdings, Inc. included in this Form 17-A and have issued our report thereon dated April 12, 2005. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities Regulation Code Rule 68.1 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SyCip Gorres Velayo & Co

Arnel F. de Jesus
Partner
CPA Certificate No. 43285
SEC Accreditation No. 0075-A
Tax Identification No. 152-884-385
PTR No. 7012981, January 5, 2004, Makati City

April 12, 2005

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE C - LONG-TERM INVESTMENTS IN SECURITIES (NONCURRENT MARKETABLE EQUITY SECURITIES, OTHER LONG-TERM INVESTMENTS IN STOCK, INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
DECEMBER 31, 2004

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos	Equity in net Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos
AT EQUITY								
First Private Power Corporation	3,200,000	401,479,796	192,355,315	-	(177,175,000)	(12,332,040)	3,200,000	404,328,071
Sterling Holdings & Security Corporation	1,278,798	127,834,410	257	-	-	-	1,278,798	127,834,667
Hunts-Universal Robina Corporation	1,400,000	73,677,286	18,641,674	-	(19,999,943)	-	1,400,000	72,319,017
Cebu Light Industrial Park	600,000	42,811,908	(9,303,340)	-	-	-	600,000	33,508,568
United Industrial Corp. Limited	-	12,905,200,232	832,531,570	179,718,191	-	-		13,917,449,993
Digitel Crossing	-	275,783,876	(9,874,136)	-	-	(100,500,000)		165,409,740
URC Confectionery Corp. (formerly Joyco-URC)	10,000,000	62,583,511	(5,845,304)	43,261,793	-	(100,000,000)	-	-
Bayantrade.com, Inc.	9,737,500	2,335,900	(9,505,573)	5,331,550	-	-	9,737,500	(1,838,123)
Jobstreet.com Philippines, Inc.	5,645,598	6,736,084	6,029,358	-	-	(261,934)	5,645,598	12,503,508
Latitude Web Philippines, Inc.	4,799,998	4,666,909	-	-	-	(4,666,909)	4,799,998	-
		13,903,109,912	1,015,029,821	228,311,534	(197,174,943)	(217,760,883)		14,731,515,441
AT COST		2,180,593,572		24,704,100		-		2,205,297,672
Advances		1,797,080,573		-		(64,200,974)		1,732,879,599
		3,977,674,145	-	24,704,100	-	(64,200,974)		3,938,177,271
Total		17,880,784,057	1,015,029,821	253,015,634	(197,174,943)	(281,961,857)		18,669,692,712

JG SUMMIT HOLDINGS INC. AND SUBSIDIARIES

SCHEDULE E - PROPERTY, PLANT AND EQUIPMENT
December 31, 2004

Classification	Beginning Balance	Additions	Disposals/Others	Ending Balance
Land and improvements	P 2,365,024,696	P 286,800,119	P (14,898,983)	P 2,636,925,832
Buildings and improvements	10,696,428,435	137,556,261	112,535,349	10,946,520,045
Outside plant facilities	11,998,985,249	63,808,073	(740)	12,062,792,582
Machinery and equipment	30,336,788,261	1,426,699,390	735,933,581	32,499,421,232
Central office equipment	10,135,734,994	4,808,277	-	10,140,543,271
Transportation, furnishing and other equipment	6,111,715,237	547,599,816	(19,008,663)	6,640,306,390
Flight equipment and others	3,953,395,286	457,190,551	(786,622,907)	3,623,962,930
Investment in cable systems	984,691,000	-	(159,102,000)	825,589,000
Construction in progress and equipment in transit	19,519,856,781	7,891,948,435	(1,081,979,643)	26,329,825,573
Leased facilities	4,419,920,840	-	-	4,419,920,840
	P 100,522,540,779	P 10,816,410,922	P (1,213,144,006)	P 110,125,807,695

JG SUMMIT HOLDINGS INC. AND SUBSIDIARIES

SCHEDULE F - ACCUMULATED DEPRECIATION
December 31, 2004

Classification	Beginning Balance	Additions	Disposals/Others	Ending Balance
Land and improvements	P 263,443,912	P 36,089,645	P 11,511,285	P 311,044,842
Building and improvements	2,977,508,716	692,997,018	18,410,460	3,688,916,194
Outside plant facilities	4,589,227,841	995,649,098	72,007	5,584,948,946
Machinery and equipment	13,590,840,892	3,227,663,917	(285,925,943)	16,532,578,866
Central office equipment	3,447,902,507	714,254,000	(71,508)	4,162,084,999
Transportation, furnishing and other equipment	3,804,350,446	601,180,354	(23,377,836)	4,382,152,964
Flight equipment and others	1,638,939,550	803,803,237	(599,805,449)	1,842,937,338
Investment in cable systems	12,298,000	14,956,000	-	27,254,000
Leased facilities	2,448,750,193	315,504,000	(1,131)	2,764,253,062
	P 32,773,262,057	P 7,402,097,269	P (879,188,115)	P 39,296,171,211

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE H: LONG-TERM DEBT
DECEMBER 31, 2004

Name of Issuer and Type of Obligation		Amount Authorized by Indenture	Amount Shown as Current	Amount Shown as Long-term	Remarks
Guaranteed Notes Due 2006	$	100,000,000		2,987,524,012	
Guaranteed Floating Rate Notes	$	52,300,000		2,777,611,300	
Term Loan Facility	$	50,000,000		2,253,640,000	
Guaranteed Notes Due 2006	$	100,000,000		5,277,574,152	
Guaranteed Notes Due 2008	$	300,000,000		16,507,913,000	
Guaranteed Notes Due 2008	$	125,000,000		7,034,500,000	
Hypovereinsbank	$	158,000,000	1,091,088,716	5,445,506,595	
Zero coupon 12% Convertible Bonds Due 2013				11,059,400	
Suppliers' credit	P	1,352,322,358	621,782,948	730,539,410	
CI Trade Finance Co.			672,963,103		**SEE NOTE BELOW**
Nordea			320,249,737	1,426,905,755	
Bayerische Hypo-und VereinsBank			106,124,753	477,561,235	
Capital Lease Obligation	P	2,475,539,962	585,081,142	1,890,458,820	
Minimum Capacity Agreement			169,023,000	366,216,500	
Bayerische Vereinsbank AG			438,493,536	4,119,544,008	
Philippine Sugar Corporation			4,795,813	63,050,972	
PCI Capital Corp.				1,000,000,000	
DBP - JBIC Term Loan			150,000,000	850,000,000	
Metrobank and Trust Co.			350,000,000	1,550,000,000	
			4,509,602,748	54,769,605,159	

Note: The terms, interest rate, collaterals and other relevant information are shown in the Notes to Consolidated Financial Statements

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE K: CAPITAL STOCK
DECEMBER 31, 2004

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Option Warrants, Conversion and Other Rights	Number of Shares Held by		
				Affiliates	Directors, Officers and Employees	Others
Preferred stock at P1 par value	2,000,000,000	426,900,000	-	-	-	426,900,000
Common Stock at P1 par value	12,850,800,000	6,895,273,657	-	342,340,145	2,624,498,588	3,928,434,924
	14,850,800,000	7,322,173,657	-	342,340,145	2,624,498,588	4,355,334,924

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
December 31, 2004

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	9,811,987,506	7,163,448,334	2,648,539,172
Less: Allowance for doubtful accounts	(2,111,994,673)	-	(2,111,994,673)
NET TRADE RECEIVABLES	7,699,992,833	7,163,448,334	536,544,499
NON-TRADE RECEIVABLES			
Finance receivables	2,565,569,140	2,565,569,140	-
Others	7,058,993,217	5,602,856,622	1,456,136,595
	9,624,562,357	8,168,425,762	1,456,136,595
	17,324,555,190	15,331,874,096	1,992,681,094

JG SUMMIT HOLDINGS, INC.
Metro Manila

SECRETARY'S CERTIFICATE

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, being the duly elected Secretary of the Audit Committee of JG SUMMIT HOLDINGS, INC., ("Corporation") with office address at 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby depose and state that the following resolutions were duly adopted by the Audit Committee of the Corporation on November 9, 2005:

> "RESOLVED, that the Audit Committee of JG Summit Holdings, Inc. ("Corporation") hereby takes notice of the findings made by the Securities and Exchange Commission (SEC) on the SEC Form 17-A of the Corporation for the fiscal year ended December 31, 2004 as stated in the letter of the SEC dated September 28, 2005;
>
> RESOLVED, FINALLY, that the Audit Committee of the Corporation hereby approves the inclusion of the required information in the audited financial statements of the Corporation contained in the Amended SEC Form 17-A to be submitted to the SEC and the corrective measures which it intends to undertake to address the afore-stated findings made by the SEC as listed in the letter of the Corporation to the SEC dated November 10, 2005 which is attached hereto as Annex "A".
>
> APPROVED: November 9, 2005."

ROSALINDA F. RIVERA
Secretary of the Audit Committee

SUBSCRIBED AND SWORN to before me this ______ day of NOV 15 2005, 2005 at __________, affiant exhibited to me her Community Tax Certificate No. 22955471 issued at Quezon City on March 5, 2005.

Doc. No.: 107;
Page No.: 77;
Book No.: 10;
Series of 2005.

NOTARY PUBLIC
Until December 31, 2006
ROLL NO. 25103

/mhd

ANNEX "A"

November 10, 2005

Ms. Justina F. Callangan
Director
Securities and Exchange Commission
SEC Bldg. EDSA, Greenhills,
Mandaluyong City

Gentlemen:

In compliance with your requirement, we are filing an Amended SEC Form 17-A and a copy of the Resolution of our Audit Committee. Below is a summary of our response to your findings:

Items	SEC Comments	Response
1. Information on audit fees and other related fees for each of the last two years related to professional services rendered by the external auditor.	- Not complied with	- External audit fee for Calendar Year (CY) 2003 and 2004 audit are the same, amount of which is ₱948,750 only. See pages 43 - 44 of Amended SEC Form 17-A.
2. Presentation of Security Ownership of Certain Record and Beneficial Owners	- Comply with required tabular presentation - Identify the record and beneficial owners holding 5% or more under the account Equitable Bank No. 203-78848-4 and PCD Nominee	- See page 50 of Amended SEC Form 17-A. - Upon inquiry with Equitable PCI Bank regarding the ownership of the trust account in question, we were advised that under R.A. No. 1405 (Bank Deposits Secrecy Law) and the General Banking Law of 2000, banks are prohibited from disclosing any information relative to funds or properties in the custody of the bank belonging to private individuals, corporations or any other entity unless there is an order of a competent court. In view of this restriction, we are unable to provide the requested information to the SEC.
3. Certain Relationships and Related Transactions	- Not complied with	- See page 51 of Amended SEC Form 17-A.
4. FS shall be stamped "RECEIVED" by BIR	- Not complied with	- We are attaching Consolidated FS in our 17-A. BIR does not require filing of

		Consolidated FS only the individual Parent Company FS.
5. Disclosure requirement of Related Party Transactions (PAS 24)	- Incomplete	- For compliance on CY 2005.
6. Other receivables if significant in amount should be segregated by type	- Incomplete (re: breakdown of ₱1.378 Billion "Other Receivables")	- Amount is immaterial considering it is only 0.78% of Total Assets
7. Amounts Receivable from Directors, Officers, Employees and Principal Stockholders (other than related parties) shall be presented in tabular format	- Not complied with	- See page 56 of Amended SEC Form 17-A
8. Indebtedness to Related Parties shall be presented in tabular format if (a) amount is at least 5% of Total Assets; (b) material change in information from previously reported	- Not complied with	- Not Applicable; Amount involved is only 1.60% of Total Assets and no material change has occurred during the year

We hope that this finally meet your requirements. Be assured that we will improve on our 2005 17-A (Annual Report) and consolidated financial statements.

Thank you very much.

Very truly yours,

JG SUMMIT HOLDINGS, INC.

By:

Lance Y. Gokongwei
President and Chief Operating Officer

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Disclosure on the guarantee by JG Summit Holdings, Inc. of the loan of Telegraph Developments Limited obtained from Oversea-Chinese Banking Corporation Limited

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes